     As filed with the Securities and Exchange Commission on March 3, 1995
                                                 Registration No. 33-________
=============================================================================

                         SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C. 20549
                                   _______________

                                      FORM S-4
               Registration Statement Under The Securities Act of 1933
                                  _______________

                            MARSHALL & ILSLEY CORPORATION
             (Exact name of Registrant as specified in charter)

         Wisconsin                      6022                    39-0968604
 (State of Incorporation)   (Primary Standard Industrial     (I.R.S. Employer
                              Classification Code No.)      Identification No.)

                               770 North Water Street
                             Milwaukee, Wisconsin 53201
  (Address, including ZIP Code, and telephone number, including area code, of Registrant's principal executive offices)
                                   _______________

                          M.A. HATFIELD, Secretary
                       Marshall & Ilsley Corporation,
                          770 North Water Street,
                        Milwaukee, Wisconsin 53202
                             (414) 765-7801
      (Name, address, including ZIP Code, and telephone number, including area code, of agent for service)
                          _______________

                              Copies to:
    Randall J. Erickson                                Rymund P. Wurlitzer
   Godfrey & Kahn, S.C.                                 Sharon State Bank
  780 North Water Street                                114 Plain Street
Milwaukee, Wisconsin 53202                                P.O. Box 504
      (414) 273-3500                                 Sharon, Wisconsin 53585
                                                         (414) 736-4414

      Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of the Registration Statement.

     If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

                          CALCULATION OF REGISTRATION FEE
=============================================================================
                                                  Proposed
                      Proposed       Proposed     Maximum
                       Amount         Maximum     Aggregate
Title of Each Class    to be      Offering Price  Offering   Amount of
 to be Registered   Registered(1)  Per Share(2)   Price(2) Registration Fee
_____________________________________________________________________________
Common Stock,
  $1.00 par value           220,000    N/A      $3,879,000    $1,337.60
=============================================================================
(1) The number of shares to be registered is based upon an estimate of the maximum number of shares of Common Stock of the Registrant to be issued to holders of Common Stock of the Sharon State Bank ("Sharon Bank") pursuant to the Consolidation (as defined herein).

(2) The registration fee was computed pursuant to Rule 457(f)(2) under the Securities Act of 1933, as amended, based upon the aggregate book value of the shares of Sharon Bank Common Stock on December 31, 1994 ($3,879,000).

      The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
=============================================================================

                          MARSHALL & ILSLEY CORPORATION

                             Cross Reference Sheet



Registration Statement
- ----------------------
  Item and Heading                    Location in Prospectus
  ----------------                    ----------------------
1.   Forepart of Registration         Facing Page of Registration Statement;
     Statement and Outside Front      Cross-Reference Sheet; Outside Front
     Cover Page of Prospectus         Cover Page of Prospectus/Proxy Statement

2.   Inside Front and Outside Back    Inside Front Cover of Prospectus/Proxy
     Cover Pages of Prospectus        Statement; Available Information;
                                      Incorporation of Certain Information by
                                      Reference; Table of Contents

3.   Risk Factors, Ratio of           Summary
     Earnings to Fixed Charges
     and Other Information

4.   Terms of the Transaction         Incorporation of Certain Information by
                                      Reference; Summary; The Consolidation;
                                      Comparison of Shareholder Rights; Certain
                                      Provisions of the Wisconsin Business
                                      Corporation Law

5.   Pro Forma Financial
     Information                      Not Applicable

6.   Material Contacts With the
     Company Being Acquired           Certain Related Transactions

7. Additional Information Required Not Applicable for Reoffering by Persons and
     Parties Deemed to be
     Underwriters

8.   Interests of Named Experts       Not Applicable
     and Counsel


9.   Disclosure of Commission         Not Applicable
     Position on Indemnification
     For Securities Act Liabilities

10.  Information With Respect to      Available Information; Incorporation of
     S-3 Registrants                  Certain Information by Reference;
                                      Summary; Certain Information Regarding
                                      M&I

11.  Incorporation of Certain         Summary; Incorporation of Certain
     Information by Reference         Information by Reference

12.  Information with Respect to      Not Applicable
     S-2 or S-3 Registrants

13.  Incorporation of Certain         Not Applicable
     Information by Reference

14.  Information with Respect to      Not Applicable
     Registrantsother than S-2
     or S-3 Registrants

15.  Information with Respect to      Not Applicable
     S-3 Companies

16.  Information with Respect to      Not Applicable
     S-2 or S-3 Companies

17.  Information with Respect         Summary; Certain Information
     to Companies other than S-3      Concerning Sharon Bank; Index
     or S-2 Companies                 to Financial Statements

18.  Information if Proxies,          Incorporation of Certain Information by
     Consents or Authorizations       Reference; Summary; The Special Meeting;
     to be Solicited                  The Consolidation - Dissenters' Rights
                                      of Appraisal; The Consolidation -
                                      Conditions to Consolidation; Certain
                                      Information Concerning Sharon Bank -
                                      Share Ownership; Certain Information
                                      Concerning M&I; Certain Related
                                      Transactions

19.  Information if Proxies,          Not Applicable
     Consents or Authorizations
     are not to be Solicited
     or in an Exchange Offer

                                  Sharon State Bank
                                  114 Plain Street
                                    P.O. Box 504
                               Sharon, Wisconsin 53585
                           ------------------------------

                      Notice of Special Meeting of Shareholders
                       To Be Held _____________________, 1995


     Notice is hereby given that a special meeting of shareholders of Sharon State Bank ("Sharon Bank"), a Wisconsin state bank, will be held on ___________, _______________, 1995 at _____ a.m. local time, at the main office of Sharon Bank, 114 Plain Street, Sharon, Wisconsin 53585 (the "Special Meeting") for the following purposes:

     1. To consider and act upon a proposal to approve the Agreement and Plan of Reorganization dated as of August 31, 1994, as amended, between Sharon Bank and Marshall & Ilsley Corporation ("M&I") and a related Agreement and Plan of Consolidation (all of which are hereinafter collectively referred to as the "Consolidation Agreement"), copies of which are attached as Appendix A to the accompanying Prospectus/Proxy Statement, pursuant to which Sharon Bank will be consolidated with and into a wholly-owned subsidiary of M&I (the "Consolidation") and each outstanding share of Sharon Bank's common stock, $100 par value, will be converted into the right to receive 220 shares of M&I's common stock, $1.00 par value, and cash in lieu of fractional shares;

     2. To transact such other business as may properly come before the Special Meeting or any adjournments thereof.

     Shareholders are urged to read the accompanying Prospectus/Proxy Statement completely and carefully. No person has been authorized to give any information or make any representations not contained in the accompanying Prospectus/Proxy Statement and if given or made, such information and representations should not be relied upon.

     The Board of Directors of Sharon Bank has fixed the close of business on ______________, 1995, as the record date (the "Record Date") for determining the shareholders of Sharon Bank entitled to notice of and to vote at the Special Meeting, and only shareholders of record at such time will be entitled to such notice and to vote.

      THE BOARD OF DIRECTORS OF SHARON BANK BELIEVES THAT THE PROPOSED CONSOLIDATION IS IN THE BEST INTERESTS OF SHARON BANK AND ITS SHAREHOLDERS AND RECOMMENDS THAT SHAREHOLDERS OF SHARON BANK VOTE "FOR" THE CONSOLIDATION
AGREEMENT.                                            ---

      DISSENTERS' RIGHTS OF APPRAISAL ARE AVAILABLE TO SHARON BANK SHAREHOLDERS WHO WISH TO DISSENT FROM THE CONSOLIDATION AND WHO PROPERLY PERFECT SUCH RIGHTS.

                                By order of the Board of Directors



                                Rymund P. Wurlitzer, Chairman of Board

Sharon, Wisconsin
___________________, 1995
                          _________________________

Your vote is important. Please mark, sign and date the accompanying form of proxy and return it promptly in the envelope enclosed for your use. The form of proxy will not be used if you attend the meeting and wish to vote in person.

             The date of the accompanying Prospectus/Proxy Statement is
                           _______________________, 1995.

                            SHARON STATE BANK
                             PROXY STATEMENT

                          --------------------
                       MARSHALL & ILSLEY CORPORATION
                                PROSPECTUS
                              220,000 SHARES

                       Common Stock ($1.00 par value)


     This Prospectus/Proxy Statement is being furnished in connection with the solicitation of proxies by the Board of Directors of the Sharon State Bank, a Wisconsin state bank ("Sharon Bank"), from the holders of Sharon Bank's common stock, $100 par value (the "Sharon Bank Stock"), for use at the special meeting of Sharon Bank's shareholders to be held on ________________, 1995 at the time and place set forth in the notice accompanying this Prospectus/Proxy Statement (the "Special Meeting"). This Prospectus/Proxy Statement and the accompanying Proxy are being sent to Sharon Bank's shareholders commencing on or about ________________, 1995.

     This Prospectus/Proxy Statement constitutes a Prospectus of Marshall & Ilsley Corporation, a Wisconsin corporation ("M&I"), covering shares of M&I common stock, $1.00 par value ("M&I Stock"), which may be issued and delivered pursuant to the Agreement and Plan of Reorganization dated as of August 31, 1994, as amended, and a related Agreement and Plan of Consolidation by and between Sharon Bank and Citizens Bank of Delavan ("Citizens Bank"), a Wisconsin state bank which, at the time the Consolidation is completed, will be a wholly-owned subsidiary of M&I (hereinafter collectively referred to as the "Consolidation Agreement"). The Consolidation Agreement provides for the consolidation of Sharon Bank with and into a wholly-owned subsidiary of M&I (the "Consolidation") in which each share of Sharon Bank Stock will be converted into the right to receive 220 shares of M&I Stock.

     At the Special Meeting, Sharon Bank's shareholders will be asked to consider and act upon all of the transactions contemplated by the Consolidation Agreement.

     M&I Stock is quoted under the symbol "MRIS" on the National Association of Securities Dealers Automated Quotations-National Market System
("NASDAQ/NMS"). On March 1, 1995, the closing sale price of M&I Stock on the NASDAQ/NMS as reported in the Midwest edition of The Wall Street Journal was $20.75 per share.

     The principal executive offices of M&I are located at 770 North Water Street, Milwaukee, Wisconsin 53202 and its general phone number is (414) 765-7801.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION OR  BY ANY  STATE  SECURITIES  COMMISSION NOR HAS THE
    SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
       PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS/PROXY STATE-
          MENT.  ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               __________________

THE SHARES OF M&I STOCK OFFERED HEREBY ARE NOT DEPOSITS OR SAVINGS ACCOUNTS
         AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION
                  OR ANY OTHER GOVERNMENTAL AGENCY OR INSTRUMENTALITY.

                                  _______________

The date of this Prospectus/Proxy Statement is __________________, 1995.

                                  TABLE OF CONTENTS

                                                                       Page

AVAILABLE INFORMATION . . . . . . . . . . . . . . . . . . . . . . . . .  1

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE . . . . . . . . . . .  1

SUMMARY . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  3
      Introduction. . . . . . . . . . . . . . . . . . . . . . . . . . .  3
      M&I . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  3
      Sharon Bank . . . . . . . . . . . . . . . . . . . . . . . . . . .  3
      Time, Place and Date of the Special Meeting . . . . . . . . . . .  3
      Purpose of the Meeting. . . . . . . . . . . . . . . . . . . . . .  4
      Required Vote . . . . . . . . . . . . . . . . . . . . . . . . . .  4
      Recommendation of the Board . . . . . . . . . . . . . . . . . . .  4
      The Consolidation and the Exchange Ratio. . . . . . . . . . . . .  4
      Required Regulatory Approval. . . . . . . . . . . . . . . . . . .  4
      Conditions to the Consolidation . . . . . . . . . . . . . . . . .  4
      Termination of the Consolidation Agreement. . . . . . . . . . . .  5
      Federal Income Tax Consequences . . . . . . . . . . . . . . . . .  5
      Dissenters' Rights of Appraisal . . . . . . . . . . . . . . . . .  5
      Selected Per Share Data . . . . . . . . . . . . . . . . . . . . .  6
      Comparative Stock Prices. . . . . . . . . . . . . . . . . . . . .  7
      Selected Historical Financial Information . . . . . . . . . . . .  7

THE SPECIAL MEETING . . . . . . . . . . . . . . . . . . . . . . . . . . 10
      General . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 10
      Proposals to be Considered. . . . . . . . . . . . . . . . . . . . 10
      Record Date and Voting Rights . . . . . . . . . . . . . . . . . . 10
      Voting; Revocation of Proxies . . . . . . . . . . . . . . . . . . 10
      Solicitation of Proxies . . . . . . . . . . . . . . . . . . . . . 10

THE CONSOLIDATION . . . . . . . . . . . . . . . . . . . . . . . . . . . 11
      General . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 11
      Effective Time. . . . . . . . . . . . . . . . . . . . . . . . . . 11
      Background of the Consolidation . . . . . . . . . . . . . . . . . 11
      Reasons For Approval of the Consolidation . . . . . . . . . . . . 12
      Consolidation Consideration . . . . . . . . . . . . . . . . . . . 12
      Conversion of Shares; Exchange of Certificates;
      No Fractional Shares. . . . . . . . . . . . . . . . . . . . . . . 13
      Representations and Warranties. . . . . . . . . . . . . . . . . . 14
      Additional Covenants and Agreements . . . . . . . . . . . . . . . 15
      No Solicitation of Transactions . . . . . . . . . . . . . . . . . 16
      Conditions to the Consolidation . . . . . . . . . . . . . . . . . 16
      Termination and Amendment . . . . . . . . . . . . . . . . . . . . 17
      Accounting Treatment. . . . . . . . . . . . . . . . . . . . . . . 18
      Certain Federal Income Tax Consequences . . . . . . . . . . . . . 18
      Resale of M&I Stock by Affiliates . . . . . . . . . . . . . . . . 18
      Dissenters' Rights of Appraisal . . . . . . . . . . . . . . . . . 19
      Regulatory Approvals Required . . . . . . . . . . . . . . . . . . 20
      Management After the Consolidation. . . . . . . . . . . . . . . . 20

COMPARISON OF SHAREHOLDER RIGHTS. . . . . . . . . . . . . . . . . . . . 21
      Required Vote for Authorization of Certain Transactions . . . . . 21
      Amendment of By-laws. . . . . . . . . . . . . . . . . . . . . . . 21
      Size, Classification of, and Vote Required
      to Elect Board of Directors . . . . . . . . . . . . . . . . . . . 21
      Removal of Directors for "Cause". . . . . . . . . . . . . . . . . 22
      Newly Created Directorships and Vacancies
      on the Board of Directors . . . . . . . . . . . . . . . . . . . . 22
      Advance Notice of Proposals to be Brought at the Annual Meeting . 22
      Advance Notice of Nominations of Directors. . . . . . . . . . . . 22
      Certain Business Combinations . . . . . . . . . . . . . . . . . . 22
      Dissenters' Rights of Appraisal . . . . . . . . . . . . . . . . . 23

CERTAIN PROVISIONS OF THE WISCONSIN BUSINESS CORPORATION LAW. . . . . . 23

CERTAIN INFORMATION CONCERNING SHARON BANK. . . . . . . . . . . . . . . 24
      Business. . . . . . . . . . . . . . . . . . . . . . . . . . . . . 24
      Market Information and Dividends. . . . . . . . . . . . . . . . . 25
      Share Ownership . . . . . . . . . . . . . . . . . . . . . . . . . 25

CERTAIN INFORMATION CONCERNING M&I. . . . . . . . . . . . . . . . . . . 26

CERTAIN RELATED TRANSACTIONS. . . . . . . . . . . . . . . . . . . . . . 26

RECENT LEGISLATION. . . . . . . . . . . . . . . . . . . . . . . . . . . 26

EXPERTS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 26

LEGAL OPINION . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 27

SHAREHOLDER PROPOSALS . . . . . . . . . . . . . . . . . . . . . . . . . 27

INDEX TO FINANCIAL STATEMENTS . . . . . . . . . . . . . . . . . . . . . 28



APPENDIX A . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . A-1

APPENDIX B . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . B-1

     Except as contained in this Prospectus/Proxy Statement, no person has been authorized to give any information or make any representations with respect to Sharon State Bank, M&I, Citizens Bank of Delavan, the Consolidation, or the Consolidation Agreement; and, if given or made, such other information or representations, should not be relied upon as having been authorized by Sharon State Bank, M&I or Citizens Bank of Delavan. Under no circumstances should the delivery of this Prospectus/Proxy Statement or the issuance or delivery of any shares of M&I Stock pursuant to the Consolidation Agreement create any implication that there has been no change in the assets, properties, businesses or affairs of Sharon State Bank, M&I or Citizens Bank of Delavan since the date of this Prospectus/Proxy Statement.


                          AVAILABLE INFORMATION

     Marshall & Ilsley Corporation ("M&I") is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and in accordance therewith files proxy statements, annual reports and other information with the Securities and Exchange Commission (the "Commission"). Such proxy statements, reports and other information concerning M&I can be inspected at Room 1024 of the Commission's offices at 450 Fifth Street, N.W., Washington, D.C. 20549, and at its regional offices in New York, New York (7 World Trade Center, Suite 1300, New York, New York, 10048) and Chicago, Illinois (Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661). Copies of such material can also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates.

      M&I has filed a Registration Statement on Form S-4 (together with any amendments thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with the Commission covering the shares of M&I Common Stock to be issued in connection with the Consolidation. As permitted by the rules and regulations of the Commission, this Prospectus/Proxy Statement omits certain information, exhibits and undertakings contained in the Registration Statement, including the exhibits filed as a part thereof. Statements contained in this Prospectus/Proxy Statement or in any documents incorporated by reference herein as to the contents of any contract or other document are not necessarily complete and, in each instance where such contract or document is an exhibit to the Registration Statement or an incorporated document, reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement or such incorporated document, each such statement being qualified in all respects by such reference.


                   INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

      The following documents filed by M&I with the Commission pursuant to the Exchange Act are hereby incorporated by reference in this Prospectus/Proxy Statement:

      (1)    M&I's Annual Report on Form 10-K for the year ended December 31,
             1993.

      (2) M&I's Quarterly Reports on Form 10-Q for the quarters ended March 31, June 30, and September 30, 1994.

      (3) M&I's Current Reports on Form 8-K dated February 23, 1994, May 17, 1994, May 31, 1994 and September 26, 1994.

      (4)    M&I's Report on Form 10-C dated May 31, 1994.

      (5) The description of M&I's common stock which is contained in M&I's registration statement filed pursuant to Section 12(g) of the Exchange Act, and any amendment or report filed for the purpose of updating such description.

      All documents filed by M&I pursuant to Section 13(a), 13(c), 14 and 15(d) of the Exchange Act subsequent to the date of this Prospectus/Proxy Statement and prior to the date of the Special Meeting shall be deemed to be incorporated by reference into this Prospectus/Proxy Statement from the dates of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated in this Prospectus/Proxy Statement shall be deemed to be modified or superseded for purposes of this Prospectus/Proxy Statement to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus/Proxy Statement.


     THIS DOCUMENT INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. COPIES OF THESE DOCUMENTS, OTHER THAN EXHIBITS THERETO, ARE AVAILABLE WITHOUT CHARGE TO ANY PERSON, INCLUDING ANY BENEFICIAL OWNER, TO WHOM THIS PROSPECTUS/PROXY STATEMENT IS DELIVERED UPON WRITTEN OR ORAL REQUEST DIRECTED TO: MR. MICHAEL A. HATFIELD, SECRETARY, MARSHALL & ILSLEY CORPORATION, 770 NORTH WATER STREET, MILWAUKEE, WISCONSIN 53202 (TELEPHONE: (414) 765-7801).

     IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS, ANY REQUEST SHOULD
      -----------------------------------------------------------------------
BE MADE BY                        , 1995.
- -----------------------------------------

      All information contained in this Prospectus/Proxy Statement relating to M&I has been supplied by M&I and all information relating to Sharon Bank has been supplied by Sharon Bank.

                                       SUMMARY

     The following summarizes certain information contained elsewhere herein or incorporated by reference in this Prospectus/Proxy Statement. The summary is necessarily incomplete and selective and is qualified in its entirety by more detailed information contained herein or incorporated herein by reference, which shareholders are urged to read carefully.

Introduction. . . . . . . .   This Prospectus/Proxy Statement relates to the
                              proposed consolidation of Sharon Bank with and into a wholly-owned subsidiary of M&I, pursuant to the Agreement and Plan of Reorganization, which is being submitted to a vote of Sharon
                              Bank shareholders.  As a result of the
                              Consolidation, each share of Sharon Bank Stock
                              (other than Sharon Bank Stock as to which Dissenters' Rights are exercised) will be converted into the right to receive 220 shares of M&I Stock.

M&I . . . . . . . . . . . .   M&I is a multi-bank holding company registered
                              under the Bank Holding Company Act of 1956, as amended (the "BHCA"). As of December 31, 1994,
                              M&I owned substantially all of the outstanding capital stock of 34 banks and one savings association with over 225 offices in Wisconsin and 12 offices in Arizona. M&I and its subsidiaries also engage in banking-related businesses, including trust services, investment management, commercial leasing, mortgage banking, investment advice, brokerage services, data processing and venture capital.
                              At December 31, 1994, M&I had consolidated total assets of approximately $12.6 billion.
                              M&I's principal executive offices are located at 770 North Water Street, Milwaukee, Wisconsin
                              53202, and its general telephone number is
                              (414) 765-7801. For additional information concerning the business of M&I and its financial condition, please refer to the M&I documents incorporated herein by reference.
                              See "INCORPORATION OF CERTAIN INFORMATION BY
                              REFERENCE."

Sharon Bank . . . . . . . .   Sharon Bank provides retail and commercial
                              banking services for customers in Walworth
                              County, which is located in southeastern
                              Wisconsin. At December 31, 1994, Sharon Bank had total assets of approximately $19.8 million, loans outstanding of approximately
                              $11.6 million, total deposits of approximately
                              $14.6 million, and shareholders' equity
                              totalling approximately $3.9 million.  Sharon
                              Bank is located at 114 Plain Street, P.O. Box
                              504, Sharon, Wisconsin 53585, and its general telephone number is (414) 736-4414. See
                              "CERTAIN INFORMATION CONCERNING SHARON BANK."

Time, Place and Date
 of the Special Meeting . .   A special meeting of the stockholders of Sharon
                              Bank will be held at _______ a.m. (local time) on _____________, 1995 at the main office of Sharon Bank, 114 Plain Street, Sharon,
                              Wisconsin 53585.  See "THE SPECIAL MEETING -
                              General."

Purpose of the Meeting. . .   To consider and vote upon the Consolidation
                              Agreement.

Required Vote . . . . . . .   The affirmative vote of the holders of two-
                              thirds (2/3) of the issued and outstanding shares of Sharon Bank Stock is required under the Wisconsin banking statutes to approve and adopt the Consolidation Agreement. On January
                              31, 1995, there were 1,000 shares of Sharon
                              Bank Stock outstanding, 450 shares of which were held by Sharon Bank's directors, executive officers and their affiliates. See "THE
                              SPECIAL MEETING - Record Dates and Voting
                              Rights."

Recommendation of the Board.  The Board of Directors of Sharon Bank has
                              determined that the transactions contemplated by the Consolidation Agreement are in the best interests of its shareholders and has recommended that the shareholders approve and adopt the Consolidation Agreement. The members of the Board of Directors of Sharon Bank have indicated that they intend to vote all of their shares, which represent 45% of the outstanding shares of Sharon Bank Stock in favor of the Consolidation Agreement. See "THE CONSOLIDATION -Reasons for Approval of the Consolidation."

The Consolidation and the
 Exchange Ratio . . . . . .   If the Consolidation is implemented, Sharon
                              Bank will be consolidated with and into a wholly-owned subsidiary of M&I. At the effective time of the Consolidation (the
                              "Effective Time," or if reference is made to the date on which the Consolidation is effected, the "Effective Date"), each share of Sharon Bank Stock outstanding immediately prior to the Effective Time (exclusive of shares held by Sharon Bank's shareholders who have properly exercised dissenters' rights under the
                              Wisconsin banking statutes) will be converted into the right to receive 220 shares of M&I
                              Stock and cash in lieu of fractional shares.
                              See "THE CONSOLIDATION - General."

Required Regulatory Approval. Before the Consolidation may be consummated, the transactions must be approved by the Wisconsin Commissioner of Banking (the "WCB"), the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"), and the Federal Deposit Insurance Corporation ("FDIC"). See "THE CONSOLIDATION - Regulatory Approvals Required."

Conditions to the
 Consolidation. . . . . . .   Consummation of the Consolidation is subject to
                              approval of the Consolidation Agreement by Sharon Bank's shareholders and a number of other conditions including, without limitation: (i) approval by the WCB, the Federal Reserve Board and the FDIC, (ii) the absence of any material adverse changes in the financial condition of Sharon Bank, and (iii) the absence of certain litigation. See "THE CONSOLIDATION - Conditions to the Consolidation."

Termination of the Consolidation
 Agreement. . . . . . . . .   The Consolidation Agreement may be terminated
                              by the mutual consent of the Boards of
                              Directors of M&I and Sharon Bank, by either
                              Sharon Bank or M&I if the Consolidation is not consummated on or before July 1, 1995, by either Sharon Bank or M&I if any conditions precedent to their respective obligations under the Consolidation Agreement have not been met or satisfied, and by Sharon Bank if there has been a material adverse change in the consolidated financial condition of M&I from that set forth in M&I's balance sheet included in its Form 10-K for the year ended December
                              31, 1993. See "THE CONSOLIDATION - Termination and Amendment."

Federal Income Tax
 Consequences . . . . . . .   The Consolidation is intended to qualify as a
                              tax-free reorganization pursuant to Section
                              368(a)(2)(D) of the Internal Revenue Code of
                              1986, as amended (the "Code").  If the
                              Consolidation does, in fact, so qualify, shareholders of Sharon Bank who receive M&I
                              Stock will recognize no gain or loss on the exchange of their Sharon Bank Stock for M&I
                              Stock except as to cash received, if any, in lieu of fractional shares. See "THE
                              CONSOLIDATION - Certain Federal Income Tax
                              Consequences."

Dissenters' Rights
 of Appraisal . . . . . . .   Holders of Sharon Bank Stock who comply with the
                              procedural requirements of the Wisconsin Banking
                              Code (the "Banking Code") will have appraisal rights in connection with the Consolidation
                              ("Dissenters' Rights").  Pursuant to Section
                              221.25 of the Banking Code, holders of shares of stock entitled to notice of a shareholders meeting at which shareholders are to vote on a consolidation are provided, subject to certain procedural requirements, with statutory rights of appraisal pursuant to which such shareholders may be entitled to receive cash in the amount of the "value" of their shares (as determined pursuant to Section 221.25 of the Banking Code) instead of the shares or cash in lieu of fractional shares offered pursuant to the Consolidation. See "THE CONSOLIDATION -
                              Dissenters' Rights of Appraisal;" and Appendix
                              B hereto.

Selected Per Share Data . .   The following table presents selected unaudited
                              historical per share data for M&I and Sharon
                              Bank, selected pro forma per share data for M&I, and selected pro forma equivalent per share data for Sharon Bank. The terms of the Consolidation Agreement provide for holders of Sharon Bank Stock to receive 220 shares of M&I
                              Stock for each share of Sharon Bank Stock. The selected pro forma per share data assumes
                              220,000 shares of M&I Stock were exchanged for 1,000 shares of Sharon Bank Stock in a transaction accounted for as a purchase.

                                                                  Sharon Bank
                                        Historical        M&I      Pro Forma
                                     M&I  Sharon Bank  Pro Forma
Equivalent(3)
                                     ---  -----------  --------- -------------
Operating Income (1) (2)
  Year ended December 31, 1994      $  .93    $  388     $  .93      $  204.60

Cash Dividends
  Year ended December 31, 1994      $  .59    $  125     $  .59      $  129.80

Book Value
  As of December 31, 1994           $11.01    $3,879     $11.03      $2,426.60

____________________

(1)  Operating income represents income before extraordinary items.

(2) The pro forma earnings per share computations are based on pro forma average shares outstanding for the periods presented.

(3) The Sharon Bank pro forma equivalent represents the M&I pro forma amount multiplied by the Exchange Ratio of 220.

Comparative Stock Prices. .     The following table represents market price per
                                share data for M&I Stock on September 7, 1994, the last trading day preceding the public announcement of the proposed Consolidation and on March 1, 1995. There is no established trading market for Sharon Bank Stock. The price shown below for Sharon Bank Stock is the last known traded price per share of Sharon
                                Bank Stock, which was traded on October 29, 1993.


                                   Historical
                             ---------------------
                                             Sharon             Sharon Bank
                               M&I            Bank           Equivalent Market
                            Stock (1)       Stock (2)       Value Per share (3)
                            ---------       ---------       -------------------

Market value per share

  September 7, 1994            $20.50         $3,500                $4,510

  March 1, 1995                $20.75         $3,500                $4,565


(1) The market value of the M&I Stock is the closing sale price per share quoted on the NASDAQ/NMS on the dates indicated as reported in the Midwest Edition of The Wall Street Journal.
                         -----------------------

(2) This figure represents the last known traded price per share of Sharon Bank Stock which was traded on October 29, 1993. See "CERTAIN INFORMATION CONCERNING SHARON BANK - Market Information and Dividends."

(3) The equivalent market value per share amount represents the closing sale price of a share of M&I Stock on the date presented multiplied by the Exchange Ratio of 220.


Selected Historical
 Financial Information. . .     The following tables set forth certain
                                historical consolidated financial information for M&I and Sharon Bank, respectively. This information is based on the consolidated financial statements of M&I and Sharon Bank, respectively, including the respective notes thereto, which are either incorporated by reference in this Prospectus/Proxy Statement or included elsewhere herein and should be read in conjunction therewith.

                             MARSHALL & ILSLEY CORPORATION
                        Selected Historical Financial Information
                            (In Thousands, Except Per Share Data)




                                       For The Years Ended December 31,

                        -----------------------------------------------------
                        1994      1993        1992          1991         1990


Summarized
 Consolidated
  Income Statement
   Data(1):

  Net interest
    income           $491,227    $480,279    $472,551    $429,498    $402,461

  Provision for
    loan
    losses             24,907      18,034      23,546      28,924      47,639

  Other income        361,481     371,926     328,411     276,748     228,601

  Other expense       584,770     569,587     545,624     490,584     440,231

  Merger/
   restructuring       75,228         ---         ---         ---         ---

  Operating
   income (3)          94,398     171,394     156,401     130,013     100,362

Per Share
  Data (1) (2):

  Primary
   operating
   income (3)          $  .95      $ 1.67      $ 1.55      $ 1.33      $ 1.03

  Fully diluted
   operating
   income (3)             .93        1.60        1.48        1.27        1.00

  Dividends paid          .59        0.54        0.48        0.43        0.39

Selected Average
 Balance Sheet
  Data (1):

  Total
   Assets         $12,432,461 $12,039,468 $11,525,409 $11,015,325 $10,426,274
  Long-term
   borrowings         447,254     272,041     284,333     290,724     236,745
________________

(1) Financial information for periods ended prior to May 31, 1994 has been restated to give effect to the merger of Valley Bancorporation with and into M&I on a pooling of interests basis.

(2) M&I's per share data has been retroactively restated for a 3 for 1 stock split in the form of a 200% stock dividend distributed to shareholders in May, 1993.

(3) Operating income and related earnings per share are before extraordinary items for the year ended December 31, 1994 and before cumulative effects of changes in accounting principles for the year ended December 31, 1992.

                              SHARON STATE BANK
                  Selected Historical Financial Information
                    (In Thousands, Except Per Share Data)





                                      For The Years Ended December 31,
                              -----------------------------------------------
                               1994      1993      1992        1991      1990
                              --------  --------  --------    --------  ------

Summarized Income
 Statement Data:

  Net interest income . . . .   $   944    $  920   $  688     $  697    $  622

  Operating income. . . . . .       388       463      299        331       242

Per Share Data:

  Operating income. . . . . .   $   388    $  463   $  299     $  331    $  242

  Dividends paid. . . . . . .       125       116      114         78       111

Selected Balance
   Sheet Data (1):

  Total Assets. . . . . . . .   $19,814   $18,909   $16,931   $14,455   $13,617

  Long-term borrowings. . . .         0         0         0         0        0

________________

(1)  Amounts represent period end balances.

                               THE SPECIAL MEETING

General

      This Prospectus/Proxy Statement is being furnished to shareholders of Sharon Bank in connection with the solicitation of proxies by the Board of Directors of Sharon Bank for use at its Special Meeting, including any adjournments or postponements thereof. Sharon Bank's Special Meeting will be held on ________________, 1995 at ________ a.m., local time, at the main office of Sharon Bank, 114 Plain Street, Sharon, Wisconsin 53585.

Proposals to be Considered

      Sharon Bank's Special Meeting will be held to consider and vote upon a proposal to approve the Consolidation and to transact such other business as may properly come before Sharon Bank's Special Meeting.

Record Date and Voting Rights

      Holders of Sharon Bank Stock at the close of business on the Record Date (_______________, 1995) will be entitled to notice of and to vote at the Special Meeting. Each share of Sharon Bank Stock is entitled to one vote on each proposal presented. As of the Record Date, 1,000 shares of Sharon Bank Stock were outstanding, of which 450 shares or 45% were held by Sharon Bank directors, executive officers and their affiliates. Directors and executive officers of Sharon Bank have indicated that they intend to vote their shares to approve the Consolidation.

      Shares of Sharon Bank Stock representing, as of the Record Date, a majority of the outstanding shares of Sharon Bank Stock must be represented in person or by proxy at the Special Meeting for a quorum to be present. The affirmative vote of the holders of two-thirds (2/3) of the issued and outstanding shares of Sharon Bank Stock as of the Record Date is required to approve the Consolidation. Abstentions and broker non-votes will be treated as present for purposes of determining the presence of a quorum, but have the same effect as a vote against the proposal to approve the Consolidation.

Voting; Revocation of Proxies

      Shares of Sharon Bank Stock represented by a proxy properly signed and received at or prior to the Special Meeting, unless subsequently revoked, will be voted in accordance with the instructions thereon. Any proxy may be revoked by the person giving it at any time prior to the voting of the proxy by giving written notice to the cashier of Sharon Bank, by giving oral notice to the presiding officer during the Special Meeting that the shareholder intends to vote in person, or by submitting a subsequently dated proxy. Attendance by a shareholder at the Special Meeting will not, in and of itself, constitute revocation of a proxy. If a proxy is signed and returned without indicating any voting instructions, such proxy will be voted FOR the proposal to approve the Consolidation.

      Sharon Bank's Board of Directors is not aware of any business to be acted upon at the Special Meeting other than as described herein. If, however, other matters are properly brought before the Special Meeting, the persons appointed as proxies will have discretion to vote thereon in accordance with their best judgment.

Solicitation of Proxies

      The enclosed proxy is being solicited by the Board of Directors of Sharon Bank for use in connection with the Special Meeting. Sharon Bank will bear its own expenses in connection with the Special Meeting. In addition to solicitation of proxies by mail, directors, officers and employees of Sharon Bank may make solicitation of proxies for the Special Meeting either personally or by telephone, telegram or other forms of communication. Such directors, officers and employees will receive no special compensation for any solicitation. Brokerage houses, nominees, fiduciaries and other custodians will be requested to forward soliciting materials to beneficial owners and will be reimbursed for their customary charges and expenses.

      SHARON BANK SHAREHOLDERS SHOULD NOT SEND STOCK CERTIFICATES WITH THEIR
PROXY.                                ---

                          THE CONSOLIDATION

      The following information with respect to the Agreement and Plan of Reorganization, as amended, and the related Agreement and Plan of Consolidation (collectively referred to as the "Consolidation Agreement"), does not purport to be complete and is qualified in its entirety by reference to the Consolidation Agreement, which is attached hereto as Appendix A and incorporated herein by reference. All shareholders of Sharon Bank are urged to read the Consolidation Agreement in its entirety. The Consolidation Agreement is being presented to Sharon Bank's shareholders as a single, unified proposal, encompassing all of the elements relating to the acquisition of Sharon Bank by M&I as hereinafter described. APPROVAL OF THE CONSOLIDATION AGREEMENT WILL CONSTITUTE APPROVAL OF EACH OF SUCH ELEMENTS, INCLUDING THE CONSOLIDATION.

General

      Consummation of the Consolidation is conditioned upon, among other things, consummation of a related merger between M&I Interim Corp., a wholly-owned subsidiary of M&I, and Citizens Bancorp of Delavan, Inc. ("Citizens Bancorp"), pursuant to which Citizens Bancorp will be merged with and into M&I Interim Corp. (the "Merger"). See "- Conditions to the Consolidation." As a result of the Merger, Citizens Bank of Delavan ("Citizens Bank"), which, prior to the Merger was a wholly-owned subsidiary of Citizens Bancorp, will become a wholly-owned subsidiary of M&I. Once the Merger is effected, the Consolidation of Sharon Bank with and into Citizens Bank can proceed as provided in the Consolidation Agreement.

      The Consolidation Agreement provides that, subject to the requisite approval of the shareholders of Sharon Bank, the Federal Reserve Board and any other necessary government authorities or third parties and to the satisfaction or waiver of certain other conditions, Sharon Bank will be consolidated with and into Citizens Bank. As a result, Citizens Bank will be the surviving bank (the "Surviving Bank"), and Sharon Bank will cease to exist (the "Consolidation").

      At the Effective Time of the Consolidation (as defined below), in accordance with the terms of the Consolidation Agreement, each outstanding share of Sharon Bank Stock (other than "Dissenting Shares," defined below) will be converted into the right to receive 220 shares of M&I Stock and cash in lieu of fractional shares. Shares of M&I Stock and shares of the common stock of Citizens Bank outstanding at the Effective Time will not be changed, cancelled, modified or converted as a result of the Consolidation. Thus, as a result of the Consolidation, Citizens Bank will succeed to the assets and liabilities of Sharon Bank and Citizens Bank will remain a wholly-owned subsidiary of M&I.

Effective Time

      The Consolidation will become effective at the time and date the Merger Certificate, issued by the Wisconsin Commissioner of Banking (the "WCB") pursuant to Section 221.25 of the Banking Code, is recorded by the Register of Deeds of Walworth County, Wisconsin, which will occur as promptly as practicable after the satisfaction of or, if permissible, waiver of all conditions to the Consolidation Agreement (the "Effective Time" and "Effective Date," respectively). See "- Regulatory Approvals Required." The Consolidation Agreement may be terminated by either party if, among other reasons, the Consolidation has not been consummated on or before July 1, 1995. See "- Termination and Amendment."

Background of the Consolidation

      For many years, Sharon Bank and Citizens Bancorp, the holding company for the Citizens Bank, have been managed by Mr. Rymund Wurlitzer and members of his family. Mr. Wurlitzer and his family are substantial stockholders of both Sharon Bank and Citizens Bancorp. See "CERTAIN INFORMATION CONCERNING SHARON BANK - Share Ownership." Sharon Bank and Citizens Bancorp also have many of the same directors and shareholders. They are not, however, under the common control of a single corporation.

      In April 1994, Mr. Wurlitzer, in consultation with the Sharon Bank Board of Directors, determined that an orderly management succession for Sharon Bank and Citizens Bancorp would best be served by joining both institutions with a larger bank holding company. In furtherance of this determination, Mr. Wurlitzer contacted Mr. J. B. Wigdale, Chairman of the Board and Chief Executive Officer of M&I, in May 1994 concerning a possible business combination between Sharon Bank, Citizens Bancorp and M&I. Mr. Wurlitzer and officers and representatives of M&I negotiated a possible business combination between the organizations during the summer of 1994, which negotiations culminated in the Consolidation Agreement. On August 29, 1994, the Board of Directors of Sharon Bank approved the Consolidation Agreement.

Reasons For Approval of the Consolidation

      The Board of Directors of Sharon Bank has approved the Consolidation Agreement and believes that the proposed Consolidation is in the best interests of Sharon Bank's shareholders. Accordingly, the Board of Directors recommends that the shareholders of Sharon Bank vote in favor of adoption of the Consolidation Agreement for the following reasons:

             1. The Consolidation will provide Sharon Bank with management resources for current and future operations.

             2. The Consolidation will afford Sharon Bank the advantages of joining a multi-bank holding company while preserving its identity. Because of M&I's size and financial strength, M&I has a greater range of financing alternatives available to raise any additional capital necessary to meet the financial requirements of Sharon Bank.

             3. The Consolidation will permit Sharon Bank, through its affiliation with M&I, to improve and expand its services and to realize economies through centralized operations by more effectively utilizing its present personnel and by permitting the employment of additional skilled personnel on an economical basis. The affiliation with other banks owned by M&I will permit group participation and credit extensions which will enable Sharon Bank to effectively handle the credit needs of businesses which might otherwise do their banking outside the service area of Sharon Bank.

             4. The outstanding shares of M&I Stock are, and the shares of such stock to be received in exchange for Sharon Bank Stock will be, actively traded in the over-the-counter market, and hence enjoy greater liquidity than shares of Sharon Bank Stock, which are not regularly traded in any organized market. The active trading of M&I Stock also provides a means of valuing shares received in the exchange which is not now available to the owners of Sharon Bank Stock.

Consolidation Consideration

      At the Effective Time, without any action on the part of any holder of shares of Sharon Bank Stock, each share of Sharon Bank Stock issued and outstanding immediately prior to the Effective Time will, pursuant to the Consolidation Agreement, be converted into the right to receive 220 shares (the "Exchange Ratio") of M&I Stock. The Exchange Ratio is subject to adjustment in the event of an M&I stock split, stock dividend or other similar transaction between the date of the Consolidation Agreement and the Effective Time. Not included in this conversion is Sharon Bank Stock owned by shareholders who have perfected dissenters' rights (the "Dissenting

Shares" and "Dissenting Shareholders"), whose shares shall be cancelled upon cash payment to each such shareholder in accordance with the provisions of
Section 221.25 of the Wisconsin Statutes. For a description of the M&I Stock to be received in connection with the Consolidation, see "INCORPORATION OF CERTAIN INFORMATION BY REFERENCE" and for a description of certain differences in the rights of shareholders of M&I and Sharon Bank, see "COMPARISON OF SHAREHOLDER RIGHTS." No fractional shares of M&I Stock will be issued in the Consolidation. Instead, each shareholder who would otherwise be entitled to receive a fractional share of M&I Stock will be paid cash equal to such fraction multiplied by the closing sales price of M&I Stock as reported in the Midwest Edition of the Wall Street Journal on the Effective Date. See "- Conversion of Shares; Exchange of Certificates; No Fractional Shares."

      Shares of common stock of Citizens Bank issued and outstanding as of the Effective Time will remain outstanding, be owned by M&I, and not changed or converted by the Consolidation.

Conversion of Shares; Exchange of Certificates; No Fractional Shares

      At the Effective Time, by virtue of the Consolidation and without any action on the part of M&I, Sharon Bank, or the holders of Sharon Bank Stock, each share of Sharon Bank Stock issued and outstanding immediately prior to the Effective Time will be converted into the right to receive 220 shares of M&I Stock (excluding Sharon Bank Stock owned by Dissenting Shareholders).
All such shares of Sharon Bank Stock will no longer be outstanding and will automatically be cancelled and retired and will cease to exist, and each certificate previously representing any such shares of Sharon Bank Stock will thereafter represent the right to receive a certificate representing shares of M&I Stock into which such Sharon Bank Stock is convertible. Certificates previously representing shares of Sharon Bank Stock will be exchanged for certificates representing whole shares of M&I Stock upon the surrender of such certificates as provided below, without interest. No fractional share of M&I Stock will be issued, and, in lieu thereof, a cash payment will be made as provided below.

      As soon as practicable after the Effective Time, M&I will deposit, or cause to be deposited, with a bank or trust company designated by M&I (the "Exchange Agent") certificates representing the shares of M&I Stock issuable pursuant to the terms of the Consolidation Agreement to former holders of Sharon Bank Stock at the Effective Time. M&I will also deposit with the Exchange Agent cash to be used for payment to holders of fractional shares. As soon as reasonably practicable after the Effective Time, the Exchange Agent will mail to each holder of record of a certificate or certificates which immediately prior to the Effective Time represented outstanding shares of Sharon Bank Stock (the "Certificates"), whose shares of Sharon Bank Stock were converted into the right to receive shares of M&I Stock, (i) a notice in transmittal form and (ii) instructions for use in effecting the surrender of the Certificates in exchange for certificates representing shares of M&I Stock. Upon surrender of a Certificate for cancellation to the Exchange Agent together with a properly executed letter of transmittal, the holder of such Certificate will receive a certificate representing that number of whole shares of M&I Stock which such holder has the right to receive in respect of the Certificate surrendered (after taking into account all shares then held by such holder) and cash in lieu of any fractional shares, and the Certificate so surrendered will be cancelled. In the event of a transfer of ownership of shares of Sharon Bank Stock which is not registered in the transfer records of Sharon Bank, a certificate representing the proper number of shares of M&I Stock may be issued to a transferee if the Certificate representing such shares of Sharon Bank Stock is presented to the Surviving Bank. A certificate evidencing shares of M&I Stock in a name other than that in which the Certificate surrendered and exchanged is registered may be issued if the Certificate so surrendered is properly endorsed, with signatures guaranteed by a commercial bank or a firm having membership on a national securities exchange, or otherwise in proper form for transfer, and the person requesting such exchange shall pay to the Exchange Agent any transfer or other taxes required by reason of the issuance of its certificate for shares of M&I Stock to any person other than the registered holder of the Certificate surrendered. Until surrendered, each Certificate will, after the Effective Time, represent only the right to receive upon such surrender a certificate representing shares of M&I Stock and cash in lieu of any fractional share of M&I Stock as described below.

      SHARON BANK SHAREHOLDERS SHOULD NOT FORWARD THEIR STOCK CERTIFICATES TO THE EXCHANGE AGENT UNTIL THEY RECEIVE A TRANSMITTAL FORM AND INSTRUCTIONS.

      No dividends or other distributions declared, made or with a record date after the Effective Time with respect to M&I Stock will be paid to the holder of any unsurrendered Certificate with respect to the shares of M&I Stock represented thereby, and no cash payment in lieu of fractional shares will be paid to any such holder, until the holder of such Certificate surrenders such Certificate. Subject to the effect of applicable laws, following surrender of any such Certificate, there will be paid to the holder of the certificates representing whole shares of M&I Stock issued in exchange therefor, without interest, (i) promptly, the amount of any cash payable with respect to a fractional share of M&I Stock to which such holder is entitled and the amount of dividends or other distributions with a record date after the Effective Time previously paid with respect to such whole shares of M&I Stock, and (ii) at the appropriate payment date, the amount of dividends or other distributions, with a record date after the Effective Time but prior to surrender and a payment date occurring after surrender, payable with respect to such whole shares of M&I Stock.

      No certificates or scrip representing fractional shares of M&I Stock will be issued upon the surrender for exchange of Certificates, no dividend or distribution with respect to M&I Stock will be payable on or with respect to any fractional share and such fractional share's interest will not entitle the owner thereof to vote or to claim any rights of a shareholder of M&I. Each holder of a fractional share interest will be paid an amount in cash equal to the product obtained by multiplying such fractional share interest to which such holder (after taking into account all fractional share interests then held by such holder) would otherwise be entitled by the closing price for a share of M&I Stock as reported in the Midwest Edition of the Wall Street Journal on the Effective Date.
    -------------------

      Neither the Exchange Agent nor any person, firm or entity shall be liable to any former holder of shares of Sharon Bank Stock with respect to any M&I Stock, or dividends thereon, or with respect to any cash to which any shareholder would be entitled as a consequence of the Consolidation, if such M&I Stock, dividends or cash have been paid, or are payable, to any public official pursuant to any abandoned property, escheat or similar laws.

      At the Effective Time, the stock transfer books of Sharon Bank shall be closed and there shall be no further registration of transfers of shares of Sharon Bank Stock thereafter on the records of Sharon Bank. From and after the Effective Time, the holders of certificates evidencing ownership of shares of Sharon Bank Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares except as otherwise provided in the Consolidation Agreement or by law. On or after the Effective Time, any Certificates presented to the Exchange Agent or M&I for any reason shall be converted into shares of M&I Stock in accordance with the terms of the Consolidation Agreement as described above.

Representations and Warranties

      The Consolidation Agreement contains certain customary representations and warranties of each of M&I (and in certain cases also relating to M&I's subsidiaries) and Sharon Bank relating to, among other things, (a) organization; (b) capital structures; (c) authorization, execution, delivery, performance and enforceability of the Consolidation Agreement and other related matters; (d) the absence of material pending or threatened litigation or governmental investigations or agreements except as otherwise disclosed in the Consolidation Agreement; and (e) full disclosure with regard to all written information furnished pursuant to the Consolidation Agreement.

      With respect to Sharon Bank only, representations and warranties are contained in the Consolidation Agreement relating to (a) delivery to M&I of correct and complete copies of Sharon Bank's financial statements; (b) reserves for possible loan and lease losses; (c) the absence of certain material changes or events since January 1, 1994, including changes or events relating to the incurrence of a material adverse effect in the business, properties or financial condition of Sharon Bank, except as otherwise disclosed in the Consolidation Agreement; (d) good title to all assets and properties, free of liens, except as specified;(e) compliance with laws;

(f) certain tax matters; (g) certain matters relating to employment contracts and benefits; (h) material contracts; (i) retirement and other employee plans and matters relating to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"); (j) certain matters relating to the conduct of Sharon Bank since December 31, 1993; (k) Sharon Bank's approval of the Consolidation Agreement and its recommendation to Sharon Bank shareholders to authorize and approve the Consolidation Agreement; (l) certain insurance matters; (m) the absence of any adverse contracts, agreements or restrictions; (n) Sharon Bank's loan schedule; and (o) the absence of certain environmental matters, except as disclosed in the Consolidation Agreement.

      With respect to M&I only, representation and warranties are contained in the Consolidation Agreement which relate to documents filed with the Securities and Exchange Commission (the "Commission") and the accuracy of the information contained therein.

Additional Covenants and Agreements

      Pursuant to the Consolidation Agreement, Sharon Bank has agreed that prior to the Effective Time, it will (a) carry on its business diligently and consistent with past practice; (b) maintain and keep its properties in as good repair and condition as at present, except for depreciation due to ordinary wear and tear and damage due to casualty; (c) maintain insurance comparable in amount and in scope of coverage to that now maintained by it;
(d) perform all of its obligations under contracts, leases and documents relating to or affecting its assets, properties and business; (e) maintain and preserve its business organization intact, retain its present employees and maintain its relationships with customers; and (f) comply with and perform all obligations and duties imposed upon it by federal and state laws and all rules, regulations and orders imposed by federal or state governmental authorities.

      Sharon Bank has also agreed that prior to the Effective Time (unless the prior written consent of M&I shall have been obtained), it will not: (a)
(i) incur or assume any material obligation or liability, including without limitation any obligation for borrowed money whether or not evidenced by a note, bond, debenture or similar instrument, (ii) assume, guaranty, endorse or otherwise become liable or responsible (whether directly, contingent or otherwise) for the obligations of any other person; or (iii) mortgage, license, pledge or grant a security interest in any of its material assets or allow to exist any material lien thereon; except (A) for liabilities and obligations (including corporate debt issuances) incurred in the ordinary course of business consistent with past practice and in amounts not material to Sharon Bank; or undertaken in connection with the capital expenditures otherwise permitted under this section; and (B) as may be required under existing agreements to which Sharon Bank is a party; (b) change its lending, investment, liability management and other material banking policies in any material respect; organize any subsidiaries or enter into any new non-banking line of business whether or not permissible under applicable federal or state law, make any material changes in its operations or make any material investment in any other person, firm or entity; (c) propose, adopt or permit any amendment to its Articles of Incorporation or By-Laws or the terms of any securities issued by it; (d) in an aggregate amount exceeding $100,000 authorize, incur or commit to any capital expenditures other than capital expenditures consistent with the budget heretofore furnished to and approved by M&I; (e) (i) split, combine or reclassify any Sharon Bank Stock or redeem, purchase or otherwise acquire any shares of its capital stock or any securities or obligations convertible into or exchangeable for any shares of its capital stock, or any options, warrants, conversion or rights to acquire any shares of its capital stock or any securities or obligations; (ii) merge with or into any other corporation or bank, permit any other corporation or bank to merge into it or consolidate with any other corporation or bank, or effect any reorganization or recapitalization; (iii) purchase or otherwise acquire any substantial portion of the assets, or more than 5% of any class of capital stock, of any corporation, bank or other business; and (iv) liquidate, sell, dispose of, or encumber any assets other than in the ordinary course of business consistent with past practice which assets are not material to Sharon Bank; (f) revalue in any material respect any of its assets, including without limitation the writing down or writing off the value of any asset; or change its methods of accounting, except as required by changes in generally accepted accounting principles as concurred in by Arthur Andersen LLP, or change any of its methods of reporting income and deductions for Federal income tax purposes, except as required by changes in applicable law; (g) make any tax election or settle or compromise any income tax liability material to Sharon Bank;

(h) pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction in the ordinary course of business of liabilities reflected or reserved against in, or contemplated by, the financial statements (or the notes thereto) of Sharon Bank or incurred in the ordinary course of business consistent with past practice; (i) (i) issue, grant, sell or pledge any shares of its capital stock or any securities convertible into capital stock, or permit any shares of its capital stock held in its treasury to become outstanding, except upon exercise of rights or options outstanding under employee benefit plans, programs or arrangements in existence on the date hereof; (ii) confer, issue, sell, grant or award any options, warrants, conversion or other rights not outstanding on the date hereof to acquire any shares of its capital stock not outstanding on the date hereof, including without limitation, the issue, sale, or grant of any option or stock appreciation right; or (iii) amend any of the terms of any such outstanding securities, options, warrants, rights or agreements; (j) take or suffer to exist any of the actions described in Section 3.13 of the Consolidation Agreement (relating to the conduct of Sharon Bank since December 31, 1993); (k) (i) enter into or adopt any new employee benefit plan or agreement, or (except as required under existing plans or agreements) increase in any manner the compensation or benefits of any of its officers, directors or other employees; (ii) pay or agree to pay any pension, retirement or severance allowance or other employee benefit not required or permitted by any existing plan, agreement or arrangement to any director, officer or key employee; (iii) adopt or commit itself to any additional pension, profit sharing, bonus, incentive, deferred compensation, insurance, or other employee benefit plan, agreement or arrangement or to any employment or consulting agreement with or for the benefit of any director, officer or employee; (iv) amend any such plan, agreement or arrangement; or (v) enter into any contract, agreement or commitment to do any of the foregoing; or (l) declare or pay any dividends on its outstanding shares of capital stock, except for regular dividends paid in the ordinary course of business and consistent with past practices of Sharon Bank.

      In addition to the foregoing, Sharon Bank has covenanted to (a) provide M&I with certain financial statements as well as information required for inclusion in the Registration Statement, (b) promptly (i) take all necessary steps to hold a meeting of its shareholders for the purpose of voting on the Consolidation Agreement; (ii) include in the Prospectus/Proxy the recommendation of Sharon Bank's Board of Directors that Sharon Bank's shareholders vote in favor of the Consolidation Agreement; and (iii) use its best efforts to furnish the information required to be included by it in the Prospectus/Proxy, cause such to be mailed to its shareholders in a timely manner and obtain the necessary approvals by the requisite percentage of its shareholders of the Consolidation Agreement; (c) afford to the officers, attorneys, accountants and other authorized representatives of M&I full and free access to the properties, books, contracts, commitments and records of Sharon Bank; (d) consult with and provide notice to the officers of M&I with respect to certain actions and proceedings; and (e) identify all known "affiliates" and require each to execute an agreement (the "Affiliate Agreement") restricting the transfer of the M&I stock received by each in the Consolidation.

      M&I has also agreed to perform certain tasks in connection with the Consolidation Agreement. Specifically, M&I will (a) file the Registration Statement with the Commission as soon as practicable after receiving from Sharon Bank all the necessary information regarding Sharon Bank, and comply with all appropriate state securities laws in connection with the Consolidation Agreement; and (b) file with the Federal Reserve Board, the Wisconsin Office of the Commissioner of Banking, the FDIC and other appropriate state and federal banking regulatory agencies an application to complete the Consolidation.

      Furthermore, both M&I and Sharon Bank agree to (a) use their reasonable best efforts to consummate the transactions contemplated by the Consolidation Agreement and (b) certain restrictions relating to the issuance of public statements regarding the transactions contemplated by the Consolidation Agreement.

No Solicitation of Transactions

      The Consolidation Agreement provides that neither Sharon Bank nor any of its officers, directors, employees, agents or representatives will, directly or indirectly, without the prior written consent of M&I, initiate contact with, solicit or encourage any inquiries or proposals by or except as, in the written opinion of Sharon Bank's counsel, may be required by the fiduciary duties of the Board of Directors of Sharon Bank, enter into any discussions or agreements with, or disclose directly or indirectly any information not customarily disclosed concerning its business and properties, or afford any access to its properties, books and records to any corporation, partnership, person or other entity or group in connection with any possible proposal regarding a tender offer for or sale of Sharon Bank's capital stock or a consolidation, merger or sale of all or a substantial portion of the assets of Sharon Bank or any similar transaction.

Conditions to the Consolidation

      The Consolidation Agreement contains certain conditions to the obligations of M&I and Sharon Bank to consummate the Consolidation. In addition to other customary closing conditions, the following conditions are contained in the Consolidation Agreement: (a) M&I's and Sharon Bank's representations and warranties contained in the Consolidation Agreement shall be true and correct in all material respects; (b) all agreements and covenants of each of M&I and Sharon Bank required to be performed by it under the Consolidation Agreement shall have been performed by it in all material respects; (c) the holders of no more than 5% of the shares of Sharon Bank Stock shall, at the Effective Date, be entitled to assert statutory dissenters' appraisal rights under Section 221.25 of the Wisconsin Statutes (with respect to the Consolidation); (d) M&I and Sharon Bank shall have received Affiliate Agreements executed by Sharon Bank shareholders who have been identified by Sharon Bank to be "affiliates;" (e) the parties hereto shall have received final approval of the transactions contemplated by the Consolidation Agreement from all appropriate government agencies and authorities without any condition which is not satisfactory to M&I, all conditions required to be satisfied prior to the Effective Time imposed by the terms of such approvals shall have been satisfied, and all waiting periods relating to such approvals shall have expired; (f) the Registration Statement shall be effective under the 1933 Act prior to the Effective Time (and no stop order suspending the effectiveness thereof shall have been issued during such period and no proceedings for that purpose shall have been instituted or be pending at the Effective Time) and all appropriate registrations, permits and consents required by any state securities law (or exemptions therefrom) in connection with the Consolidation Agreement shall have been obtained and be in effect at the Effective Time; (g) on the Effective Date there shall not be any litigation, investigation, inquiry or proceeding pending or threatened in or by any court or government agency or authority which might result in an action to restrain, enjoin or prohibit consummation of the transactions contemplated by the Consolidation Agreement, or which might result in divestiture, rescission or damages in connection with such transactions or involving any of the assets, properties, business or operations of Sharon Bank which might result in any material adverse change in the financial condition, results of operations, business or prospects of Sharon Bank; and (h) all actions, proceedings, instruments and documents required to carry out the transaction contemplated by the Consolidation Agreement and all other related legal matters (including but not limited to all matters relating to the federal income tax consequences of the Consolidation) shall have been satisfactory to and approved by counsel to each of the parties to the Consolidation Agreement.

      In addition to the mutual conditions discussed above, M&I's obligation to consummate the Consolidation is subject to the following additional conditions: (a) the Consolidation shall have been approved by the requisite percentage of the outstanding shares of Sharon Bank Stock; (b) M&I shall have received from the President of Sharon Bank a certificate attesting to the truth and accuracy of the information set forth in the Registration Statement relating to Sharon Bank; (c) Sharon Bank shall have delivered to M&I the Affiliate Agreements of those persons deemed to be "affiliates" of Sharon Bank by M&I counsel; (d) Sharon Bank shall have provided M&I with statements of Sharon Bank's Net Earnings as of certain specified dates and such shall not be less than $450,000 for any of the specified periods; (e) the total shareholders' equity of Sharon Bank as of the end of the month last preceding the Effective Time shall not be less than $3,500,000; (f) the absence of certain material adverse changes in the financial condition of Sharon Bank;
(g) the absence of acceleration of any debt, as a result of the Consolidation, owed by Sharon Bank, excluding that which M&I has been previously notified of; (h) Sharon Bank shall make such adjustments to accounting and income tax provisions as M&I shall deem appropriate; and (i) the Merger provided for in the Agreement and Plan of Reorganization, as amended, between M&I and Citizens Bancorp, dated as of August 31, 1994, of Citizens Bancorp with and into M&I Interim Corp. shall have been consummated as provided therein and the merger of the Surviving Corporation (as defined therein) with and into M&I shall have been consummated as anticipated therein.

Termination and Amendment

      The Consolidation Agreement may be terminated at any time prior to Effective Time, whether before or after approval of the matters presented in connection with the Consolidation by the shareholders of Sharon Bank: (a) by mutual consent of the Boards of Directors of Sharon Bank and M&I; (b) by either Sharon Bank or M&I if the Consolidation is not consummated on or before July 1, 1995; (c) by M&I only if any of the conditions to the obligation of M&I to consummate the Consolidation have not been met or waived; (d) by Sharon Bank only if any of the conditions to the obligation of Sharon Bank to consummate the Consolidation have not been met or waived; or
(e) by Sharon Bank only if there shall be a material adverse change in the consolidated financial condition of M&I from that set forth in M&I's balance sheet included in its Form 10-K for the year ended December 31, 1993.

      Subject to applicable law, the Consolidation Agreement may be amended at any time before or after the adoption of the Consolidation by the shareholders of Sharon Bank by written agreement of Sharon Bank and M&I, except that after such approval of the shareholders of Sharon Bank, no such amendment, modification or supplement shall reduce or change the form of the consideration into which each share of Sharon Bank Stock will be converted pursuant to the terms of the Consolidation Agreement or change any of the terms and conditions of the Consolidation Agreement in a manner which materially and adversely affects the rights of Sharon Bank's shareholders without the approval of such shareholders.

Accounting Treatment

      The Consolidation will be accounted for by M&I under the purchase method of accounting in accordance with Accounting Principles Board Opinion No. 16, "Business Combinations," as amended. Under this method of accounting, the purchase price will be allocated to assets acquired and liabilities assumed based on their estimated fair values, and the applicable income tax effects, at the Effective Time. Income of the combined company will not include income (or loss) of Sharon Bank prior to the Effective Time.

Certain Federal Income Tax Consequences

      The following is a summary of certain material federal income tax consequences of the Consolidation. The summary is provided for general informational purposes only and does not include consequences of foreign, state, local or other tax laws. Because each Sharon Bank shareholder's tax circumstances may differ, each Sharon Bank shareholder should consult such shareholder's personal tax advisor as to the tax consequences of the Consolidation under federal, state, local or other applicable laws.

      The Consolidation is intended to qualify as a tax-free reorganization pursuant to Section 368(a)(2)(D) of the Internal Revenue Code of 1986, as amended (the "Code"). If the Consolidation does, in fact, so qualify, the following will occur: (a) no gain or loss will be recognized by M&I, Citizens Bank or Sharon Bank as a result of the Consolidation, (b) for those Sharon Bank shareholders who receive solely M&I Stock in exchange for their Sharon Bank Stock, no gain or loss will be recognized on such exchange except as to any cash received in lieu of fractional shares, (c) the tax basis of the shares of M&I Stock received by shareholders of Sharon Bank will be the same as the tax basis of their converted Sharon Bank Stock, reduced by any amount allocable to any fractional share interest for which cash is received, (d) for those Sharon Bank shareholders who receive solely cash in exchange for their Sharon Bank Stock through exercise of dissenter's rights, the receipt of cash in exchange for such stock will be treated as a distribution in redemption of the stock by Sharon Bank subject to the provisions and limitations of Section 302 of the Code, (e) the holding period of the shares of M&I Stock received by Sharon Bank shareholders in the Consolidation will include the holding period of the shares of Sharon Bank Stock surrendered in exchange therefor, provided the Sharon Bank Stock is held as a capital asset on the date of the exchange, and (f) the payment of cash in lieu of fractional share interests of M&I Stock will be treated as if the fractional shares were distributed as part of the exchange and then were redeemed by M&I subject to the provisions and limitations of Section 302 of the Code.

Resale of M&I Stock by Affiliates

      The shares of M&I Stock to be issued to former shareholders of Sharon Bank upon consummation of the Consolidation have been registered under the Securities Act. Such shares may be traded freely and without restriction by those shareholders not deemed to be "affiliates," as such term in defined under the Securities Act, of Sharon Bank. "Affiliates" are generally defined as persons who control, are controlled by, or are under common control with Sharon Bank. Accordingly, "affiliates" will generally include directors and executive officers of Sharon Bank. Shares of M&I Stock received by those shareholders of Sharon Bank deemed to be "affiliates" may not be sold without registration, except as permitted by Rule 145 under the Securities Act, or as otherwise permitted under the Securities Act. This Prospectus/Proxy Statement does not cover resales of any M&I Stock received by "affiliates" of Sharon Bank. Sharon Bank has agreed to use reasonable efforts to cause each person identified as an affiliate of Sharon Bank to enter into an agreement which provides that such affiliate will not dispose of any M&I Common Stock received in the Consolidation except in compliance with the Securities Act or except in a transaction which, in the opinion of legal counsel reasonably satisfactory to M&I, is exempt from registration under the Securities Act.

Dissenters' Rights of Appraisal

      Under the provisions of Section 221.25 of the Banking Code, a copy of which is attached to this Prospectus/Proxy Statement as Appendix B, any holder of record of Sharon Bank Stock has the right to dissent from the Consolidation and demand payment of the "value" of his or her shares in cash as determined pursuant to Section 221.25 of the Banking Code ("Dissenters' Rights"). Any shareholder who wishes to assert Dissenters' Rights must deliver a written notice of his or her intent to exercise such rights to Sharon State Bank, 114 Plain Street, P.O. Box 504, Sharon, Wisconsin 53585,
Attention: Rymund P. Wurlitzer, within 20 days after the date the notice is mailed or delivered to the shareholder notifying him or her of the Wisconsin Commissioner of Banking's (the "WCB") approval of the Consolidation. Notice of the WCB's approval of the Consolidation will be sent only to those holders of Sharon Bank Stock that did not vote for the Consolidation. Thus, in order to preserve your Dissenters' Rights, you must either vote against the Consolidation at the Special Meeting or give notice in writing at or prior to the Special Meeting that you dissent from the Consolidation. A PROXY OR VOTE AGAINST THE CONSOLIDATION AGREEMENT WILL NOT, BY ITSELF, BE REGARDED AS A WRITTEN NOTICE OF INTENT TO DEMAND PAYMENT FOR PURPOSES OF ASSERTING DISSENTERS' RIGHTS.

      If the Consolidation Agreement is approved by the requisite vote of holders of Sharon Bank Stock and the Consolidation is approved by the WCB, Sharon Bank is required to send a notice to all shareholders of Sharon Bank Stock who did not vote for the Consolidation, notifying them of their right to receive the appraised value for their shares of Sharon Bank Stock. Shareholders of Sharon Bank desiring to exercise their rights of appraisal must notify Sharon Bank, at the address indicated above, within 20 days after the date the notice of the WCB's approval of the Consolidation is mailed or delivered to the Sharon Bank shareholder, that the shareholder dissents from the Consolidation. If the Sharon Bank shareholder complies with these procedural requirements, the shareholder shall be entitled to receive in cash the "value" of Sharon Bank Stock held by the shareholder. The "value" of Sharon Bank Stock shall be ascertained by an appraisal committee of three persons, one to be selected by the dissenting shareholders, one by the directors and the third by the two so chosen (the "Appraisal Committee").
The expense of the appraisal conducted by the Appraisal Committee will be borne by Sharon Bank.

      If the dissenting shareholder is dissatisfied with the Appraisal Committee's determination of "value," such dissenting shareholder may appeal to the WCB, who shall cause a reappraisal to be made by an appraiser or appraisers to be named by the WCB (the "Reappraisal"). A dissenting shareholder must make this appeal to the WCB within five days after receiving notice of the Appraisal Committee's appraisal. If the shareholder appeals to the WCB, the Reappraisal shall be final and binding. The expense of the Reappraisal shall be borne by the shareholder if the "value" of Sharon Bank Stock as determined by the Reappraisal does not exceed the "value" determined by the Appraisal Committee, and shall be borne by Sharon Bank if the "value" determined by the Reappraisal exceeds the "value" determined by the Appraisal Committee. The "value" so ascertained from the Reappraisal shall be deemed to be a debt of Sharon Bank, which shall pay said amount to the dissenting shareholder. The dissenting shareholder shall surrender his or her share or shares and, after such notice as Sharon Bank's Board of Directors may provide, said share or shares shall be sold at public auction within 30 days after the final appraisement provided for by the foregoing.

      In the event any holder of Sharon Bank Stock fails to perfect his or her rights to dissent by failing to comply strictly with the applicable statutory requirements of Section 221.25 of the Banking Code, he or she will be bound by the terms of the Consolidation and will not be entitled to payment for his or her shares under Section 221.25 of the Banking Code. ANY HOLDER OF SHARON BANK STOCK WHO WISHES TO OBJECT TO THE TRANSACTION AND DEMAND PAYMENT IN CASH FOR HIS OR HER SHARES SHOULD CONSIDER CONSULTING HIS OR HER OWN LEGAL ADVISOR.

      Because an executed proxy relating to Sharon Bank Stock on which no voting direction is made will be voted at the Special Meeting in favor of the Consolation, a dissenting shareholder who wishes to have his or her shares of Sharon Bank Stock represented by proxy at the Special Meeting but preserve his or her dissenters' rights must mark his or her proxy either to vote against the Consolidation or to abstain from voting thereon, in addition to the foregoing requirements.

      The foregoing, while a summary of all material provisions of Section
221.25 of the Banking Code, is qualified in its entirety by reference to the text of such statutory provision, which text is set forth in its entirety in Appendix B hereto.

      One of the conditions to the Consolidation is that the holders of no more than 5% of the shares of Sharon Bank Stock will, at the Effective Date, be entitled to assert statutory dissenters' rights under Section 221.25 of the Banking Code. See "- Conditions to Consolidation."

Regulatory Approvals Required

     The Consolidation is subject to the approval of the Federal Reserve Board under Section 3 of the BHCA, the WCB pursuant to Section 221.25 of the Banking Code, and the FDIC pursuant to Section 18(c) of the Federal Deposit Insurance Act. M&I filed the necessary applications with these regulatory authorities in January 1995.

      With respect to approval of the Consolidation by the Federal Reserve Board, Section 3 of the BHCA requires that the Federal Reserve Board take into consideration, among other factors, the financial and managerial resources and future prospects of the institutions and the convenience and needs of the communities to be served. The BHCA prohibits the Federal Reserve Board from approving the Consolidation (i) if it would result in a monopoly or be in furtherance of any combination or conspiracy to monopolize or to attempt to monopolize the business of banking in any part of the United States or (ii) if its effect in any section of the country may be substantially to lessen competition or to tend to create a monopoly, or if it would in any other manner be a restraint of trade, unless the Federal Reserve Board finds that the anti-competitive effects of the Consolidation are clearly outweighed by the public interest and the probable effect of the transaction in meeting the convenience and needs of the communities to be served. The Community Reinvestment Act of 1978 also requires that the Federal Reserve Board, in deciding whether to approve the Consolidation, assess the record of performance of the bank subsidiaries of M&I in meeting the credit needs of the entire community, including low- and moderate-income neighborhoods, served by such bank subsidiaries. The Federal Reserve Board has also indicated that it will not approve a significant acquisition unless the resulting institution has adequate regulatory capital, taking into account, among other things, the nature of the business and operations and plans for expansion.

      Pursuant to the BHCA, the Consolidation may not be consummated until the 15th day following the date of Federal Reserve Board approval, during which time the United States Department of Justice may challenge the Consolidation on antitrust grounds. The commencement of an antitrust action would stay the effectiveness of the Federal Reserve Board's approval unless a court specifically orders otherwise.

Management After the Consolidation

      The board of directors and principal officers of the Surviving Bank as of the Effective Time will consist of the persons who are the directors and principal officers of Citizens Bank immediately prior to the Effective Time. Such persons will serve as directors and principal officers of the Surviving Bank until the next annual meeting of the Surviving Bank or until such time as their successors have been duly qualified and elected or appointed in accordance with the By-laws of the Surviving Bank. See "CERTAIN RELATED TRANSACTIONS."


                   COMPARISON OF SHAREHOLDER RIGHTS

     The following is a summary of material differences between the rights of holders of M&I Stock and the rights of holders of Sharon Bank Stock prior to the Consolidation. As both M&I and Sharon Bank are organized under the laws of Wisconsin, rights of shareholders are substantially similar. Differences in the rights provided to shareholders of M&I and Sharon Bank exist because the former is organized under the Wisconsin Business Corporation Law (the "WBCL") while the latter is organized under the Wisconsin Banking Code (the "Banking Code"). This summary does not purport to be a complete discussion of and is qualified in its entirety by reference to the governing law and the articles of incorporation, by-laws and contractual commitments of each entity.

Required Vote for Authorization of Certain Transactions

      M&I. Pursuant to Section 180.1706(1) of the WBCL, except as otherwise provided in a corporation's articles of incorporation or by-laws, any amendment to the articles of incorporation, merger or certain other extraordinary events involving a corporation organized before January 1, 1973, which did not expressly elect before January 1, 1991 to be governed by a majority or greater voting requirement, must be approved by the affirmative vote of two-thirds of the shares entitled to vote at a meeting called for that purpose. The M&I Articles were amended prior to January 1, 1991 to reduce the vote required for a merger, consolidation or certain other extraordinary events to a majority vote of the M&I capital stock entitled to vote, provided that three-quarters of the M&I Board of Directors shall have approved the transaction. The M&I Articles were not amended prior to January 1, 1991 to reduce the vote required to amend the M&I Articles. Consequently, any amendment to the M&I Articles requires the affirmative vote of two-thirds of the outstanding shares of M&I capital stock entitled to vote at a meeting called for that purpose.

      Sharon Bank. Pursuant to Section 221.12 of the Banking Code, any amendment to the articles of incorporation of a state chartered bank must be approved by the affirmative vote of two-thirds of the capital stock entitled to vote at a meeting called for that purpose. Furthermore, Section 221.25 of the Banking Code provides that any two or more state chartered banks, may, with the approval of the WCB and the vote of the shareholders of each such bank owning at least two-thirds of the capital stock entitled to a vote at a meeting called for that purpose, consolidate into one bank.

Amendment of By-laws

      M&I. M&I's Articles of Incorporation and By-laws provide that M&I's By-laws may be amended only by the affirmative vote of not less than two-thirds of the outstanding shares of capital stock of M&I entitled to vote at a meeting of shareholders duly called for such purpose, or by a vote of not less than three-quarters of the entire Board of Directors then in office.

      Sharon Bank. Sharon Bank's By-laws provide that its By-laws may be amended in any manner permitted by law at the time the By-laws are to be amended. Pursuant to Section 221.04 of the Banking Code, an affirmative vote of two-thirds of the capital stock of Sharon Bank is currently required to amend Sharon Bank's By-laws.

Size, Classification of, and Vote Required to Elect Board of Directors

      M&I. The M&I Articles and By-laws provide that the M&I Board of Directors will consist of not less than three directors (exclusive of directors, if any, elected by the holders of one or more classes of series of M&I Preferred Stock pursuant to the M&I Articles applicable thereto), the exact number of which to be determined from time to time by resolution adopted by an affirmative vote of a majority of the entire Board of Directors then in office. M&I's Board of Directors is classified into three classes, with directors serving staggered three-year terms. The M&I By-laws provide that directors are to be elected by a plurality of the votes cast by the capital stock entitled to vote in the election.

      Sharon Bank. Sharon Bank's By-laws provide that the Bank's Board of Directors will consist of not less than five nor more than eight directors, the exact number of which to be determined by the Bank's stockholders at their annual meeting. The Bank's Articles of Incorporation and By-laws do not provide for the classification of its Board of Directors. However, each director shall hold office for one year and until the director's successor has been elected and a majority of the newly elected board has been qualified. The Bank's By-laws provide that a majority of the capital stock represented at a meeting shall be necessary for the election of each director.

Removal of Directors for "Cause"

      M&I. Exclusive of directors, if any, elected by holders of one or more classes of M&I Preferred Stock, shareholders of M&I may remove a director only for "cause" and then only by a vote of two-thirds of the outstanding shares of capital stock of M&I entitled to vote at a meeting of shareholders called for that purpose. "Cause" is defined solely as malfeasance arising from the performance of a director's duties which has a materially adverse effect on the business of M&I.

      Sharon Bank. Pursuant to Section 221.04 of the Banking Code, a director of Sharon Bank may be removed from office by the affirmative vote of a majority of the capital stock represented and entitled to vote at a special meeting called for that purpose, with or without "cause."

Newly Created Directorships and Vacancies on the Board of Directors

      M&I. Pursuant to Section 180.0810 of the WBCL, unless otherwise provided in a corporation's Articles of Incorporation, shareholders may fill vacancies on a corporation's Board of Directors. The M&I Articles and By-laws provide that newly created directorships and any vacancies on M&I's Board of Directors shall be filled by the majority vote of the Board of Directors.

      Sharon Bank. Sharon Bank's By-laws and Section 221.08(5) of the Banking Code authorize the Board of Directors to fill vacancies on the Bank's Board of Directors until the next succeeding election of directors.

Advance Notice of Proposals to be Brought at the Annual Meeting

      M&I. Pursuant to Section 2.5 of the M&I By-laws, any shareholder who intends to bring business before an annual meeting of shareholders (other than nominations for directors) must provide M&I with notice of such intention, the nature of such proposal, the reasons for conducting such business at the annual meeting and certain information regarding the shareholder bringing the proposal not less than 60 days prior to the meeting.

      Sharon Bank. Sharon Bank's Articles of Incorporation and By-laws do not contain any provisions relating to advance notice of proposals to be brought before an annual meeting.

Advance Notice of Nominations of Directors

      M&I. Pursuant to Article VI of the M&I Articles and Section 2.6 of the By-laws, any shareholder who intends to nominate directors for election at a meeting called for that purpose must provide M&I with notice of such intention, a written consent of the nominee to serve as a director, certain information regarding the proposed nominee and certain information regarding the nominating shareholder not less than 30 days prior to the meeting.

      Sharon Bank. Neither Sharon Bank's Articles of Incorporation nor its By-laws contain any provisions relating to advance notice of nominations of directors.

Certain Business Combinations

      M&I. Article XI of M&I's Articles provides that an affirmative vote of 80% of M&I's outstanding capital stock entitled to vote in the election of directors, or two-thirds of the shares entitled to so vote excluding shares of M&I capital stock held by an "interested stockholder" (as hereinafter defined), is required to approve a merger, consolidation or other business combination involving M&I, or any subsidiary, and any interested stockholder or an affiliate or associate of an interested stockholder (excluding M&I or any subsidiary thereof or employee benefit plan for the benefit of employees of M&I or its subsidiaries). An interested stockholder refers to (a) the beneficial owner of more than 10% of M&I's outstanding capital stock entitled to vote, (b) an affiliate or associate of M&I that at any time within the two year period preceding the combination was a beneficial owner of 10% or more of the outstanding M&I capital stock entitled to vote or (c) an assignee of or successor to any M&I capital stock entitled to vote previously beneficially owned within the two year period preceding the combination by another interested stockholder, if such assignment or succession shall have occurred in the course of a transaction not involving a public offering within the meaning of the Securities Act. These provisions of the M&I Articles do not apply if (a) the consideration offered in connection with such transaction satisfies certain "fair price" requirements or (b) a majority of the "disinterested directors" (defined as a director who is not affiliated with the interested stockholder and who either was (i) a member of the Board of Directors prior to the date that the interested stockholder became such or (ii) elected or recommended for election by a majority of the disinterested directors in office at the time such director was nominated for election) approves the transaction.

      Sharon Bank. Neither Sharon Bank's Articles of Incorporation nor its By-laws contain any supermajority voting provisions relating to the approval by holders of its capital stock of mergers, consolidations or other business combinations.

Dissenters' Rights of Appraisal

      M&I. Pursuant to Section 180.1302 of the WBCL, dissenters' rights of appraisal are provided when a corporation consummates (i) a plan of merger, if shareholder approval is required by statute or by the corporation's articles of incorporation, or if the corporation is a subsidiary that is merged with its parent; (ii) a plan of share exchange, if the corporation's shares will be acquired and shareholder approval is required; or (iii) a sale or exchange of all, or substantially all, of the corporation's property other than in the usual and regular course of business including a sale in dissolution, but not including a sale pursuant to a court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one year after the date of sale. However, no such rights are provided if (i) the shares of the corporation are listed on a national securities exchange or quoted on NASDAQ, or (ii) the corporation is undergoing a reorganization, unless the reorganization plan provides otherwise. The foregoing exceptions notwithstanding, the WBCL provides dissenters' rights of appraisal in connection with certain business combinations involving a corporation and an "interested stockholder." See "- Certain Business Combinations."

      Sharon Bank. Pursuant to Section 221.25 of the Banking Code, dissenters' rights of appraisal are provided when any two or more banks consolidate into one bank.

             CERTAIN PROVISIONS OF THE WISCONSIN BUSINESS CORPORATION LAW

      The following is a description of certain provisions applicable to Wisconsin corporations, such as M&I. These provisions are not, however, applicable to Wisconsin banks, such as Sharon Bank.

      The WBCL provides that shareholders of Wisconsin domestic corporations are personally liable, up to the par value of their shares ($1.00 per share in the case of the M&I Stock), for all debts owed by the corporation to employees for services performed but not exceeding six months' service in any one case. While the WBCL specifies that such liability is limited to the par value of the shares, par value has been interpreted by a Wisconsin court to mean the consideration paid to the corporation for its shares.

      The WBCL prohibits a "business combination" (defined to include a merger, share exchange or a disposition of 5% or more of the aggregate market value of all assets or stock of the corporation) between a "resident domestic corporation" and an "interested stockholder" (defined as the beneficial owner of at least 10% of the voting power of the outstanding stock) for three years following the stock acquisition date (i.e., the date the person became an interested stockholder), unless the board of directors approves the business combination or the purchase of stock by the interested stockholder before the stock acquisition date. Business combinations after the three-year period following the stock acquisition date are permitted only if (i) the board of directors approved the acquisition of the stock prior to the stock acquisition date; (ii) the business combination is approved by a majority of the outstanding voting stock not beneficially owned by the interested stockholder; or (iii) the consideration to be received by shareholders meets certain requirements of the statute with respect to form and amount. M&I is a "resident domestic corporation" within the meaning of the WBCL.

      Under the WBCL, the voting power of shares of an "issuing public corporation" held by any person or persons acting as a group in excess of 20% of the voting power in the election of directors is limited (in voting on any matter) to 10% of the full voting power of those excess shares. An issuing public corporation is defined as a domestic corporation, with (i) total assets exceeding $1,000,000; (ii) a class of equity securities held of record by 500 or more persons; and (iii) at least 100 shareholders of record who have unlimited voting rights and who reside in Wisconsin. M&I is an "issuing public corporation" within the meaning of the WBCL. This restriction does not apply to shares acquired (a) under an agreement entered into before the corporation was an "issuing public corporation," (b) directly from the issuing public corporation, (c) in a merger or share exchange to which the issuing public corporation is a party, (d) in certain specified non-market transactions (i.e., gifts, distributions upon death and pledges) or (e) in a transaction incident to which the corporation's shareholders have approved restoration of the full voting power of the otherwise restricted shares.

      The WBCL provides that, in addition to the vote otherwise required by law or the articles of incorporation of an "issuing public corporation" (defined above), the approval by a majority vote of the holders of the corporation's shares entitled to vote is required before such corporation can take certain actions while a "takeover offer" (as defined in the WBCL) is being made or after a takeover offer has been publicly announced and before it is concluded. Under the WBCL, such shareholder approval is required for the corporation to (i) acquire more than 5% of the corporation's outstanding voting shares at a price above the market price from any individual or organization that owns more than 3% of the outstanding voting shares and has held such shares for less than two years, unless a similar offer is made to acquire all voting shares or (ii) sell or option assets of the corporation which amount to at least 10% of the market value of the corporation, unless the corporation has at least three independent directors and a majority of the independent directors vote not to have this provision apply to the corporation.

      The WBCL also provides for certain super-majority voting and fair price provisions in connection with certain business combinations substantially similar to provisions contained in M&I's Articles. See "COMPARISON OF SHAREHOLDER RIGHTS - Certain Business Combinations."

      Under the WBCL, in discharging his or her duties to the corporation and in determining what he or she believes to be the best interests of the corporation, a director or officer may, in addition to considering the effects of any action on the corporation's shareholders, consider the effects of the action on employees, suppliers, customers, the communities in which the corporation operates and any other factors that the director or officer considers pertinent.

                   CERTAIN INFORMATION CONCERNING SHARON BANK

Business

      Sharon Bank is a Wisconsin state bank chartered in 1903 and headquartered in the southeastern Wisconsin community of Sharon, in Walworth County. Sharon Bank offers a wide range of traditional bank services which include commercial and consumer lending, depository account services and other services to individuals and businesses. Sharon Bank's service area is in the immediate geographical area of its main office.

      See "INDEX TO FINANCIAL STATEMENTS" for historical financial statements of, and other financial information regarding, Sharon Bank.

Market Information and Dividends

      The number of holders of record of Sharon Bank Stock at January 31, 1995 was 11.

      The Sharon Bank Stock is not listed on any exchange nor quoted in the over-the-counter market, and no established "bid" or "ask" price is available. In the opinion of Sharon Bank, due to the lack of an active market for the shares of Sharon Bank Stock, transactions in Sharon Bank Stock of which Sharon Bank is aware are not frequent enough to constitute representative prices. The last sale of Sharon Bank Stock of which Sharon Bank is aware was at $3,500 per share on October 29, 1993.

      Dividends of $125 and $116 per share of Sharon Bank Stock were paid in fiscal 1994 and 1993, respectively. Sharon Bank is restricted by the Wisconsin Commissioner of Banking from making dividend distributions above prescribed amounts. At December 31, 1994, approximately $1,779,000 of Sharon Bank's retained earnings were available for distribution as dividends without prior regulatory approval. In addition, pursuant to the Consolidation Agreement, Sharon Bank has agreed not to declare or pay any dividends prior to the Effective Time on its outstanding shares of capital stock, except for dividends paid in the ordinary course of business and consistent with its past practices. See "THE CONSOLIDATION - Additional Covenants and Agreements."

Share Ownership

      The following table sets forth information regarding the beneficial ownership of shares of Sharon Bank Stock as of January 31, 1995 by (i) Sharon Bank's directors and executive officers; (ii) Sharon Bank's directors and executive officers as a group; and (iii) persons who are known to Sharon Bank to beneficially own more than 5% of Sharon Bank Stock.

       Name (1)                     Number of Shares           Percent
       --------                     ----------------           -------

       Harold Einsiedel                    10                   1.0%
       Vance Spear                         20                   2.0
       Margaret Wurlitzer *                35                   3.5
       Prescott Wurlitzer **              115                  11.5
       Rymund Wurlitzer *                 270                  27.0

       All directors and executive
         officers as a group
          (5 individuals)                 450                  45.0

       Name (1)              Number of Shares                Percent
       --------              ----------------                -------

       Amy Wurlitzer Hopkins **           116                  11.6
         6935 Wellauer Drive
         Wauwatosa, Wisconsin 53213
       Heidi Wurlitzer Haas **            125                  12.5
         799 Garrison Court
         Delafield, WI 53018
       Kristina Wurlitzer Harvey **       137                  13.7
         4133 West Freistadt Road
         Mequon, Wisconsin 53092
       Wendy Wurlitzer **                 129                  12.9
         12300 Chadsworth Court
         Glen Allen, Virginia 23060

________________

* Mr. Rymund Wurlitzer and Ms. Margaret Wurlitzer are husband and wife. ** Prescott and Wendy Wurlitzer, and Amy Hopkins, Heidi Haas and Kristina
   Harvey are children of Mr. Rymund and Ms. Margaret Wurlitzer.

(1) Includes any shares held by, or jointly with, a spouse and/or dependent children. The shares are reported in such cases on the presumption that the individual may share voting and/or investment power because of the family relationship.


                          CERTAIN INFORMATION CONCERNING M&I

   Information regarding the names, ages, positions and business backgrounds of the executive officers and directors of M&I, as well as additional information, including executive compensation, security ownership of certain beneficial owners and management and certain relationships and related transactions, is incorporated herein by reference to M&I's Annual Report on Form 10-K for the year ended December 31, 1993.


                          CERTAIN RELATED TRANSACTIONS

      Following consummation of the Merger of Citizens Bancorp with and into M&I Interim Corp., which will result in M&I owning 100% of Citizens Bank, previously a wholly-owned subsidiary of Citizens Bancorp, and the related Consolidation of Sharon Bank with and into Citizens Bank, certain persons who were previously under the employ of Citizens Bank will continue to hold their respective positions pursuant to an employment agreement dated August 31, 1994 between such persons and M&I. Specifically, Rymund Wurlitzer will continue in the position of Chairman of the Board with Citizens Bank until he reaches the age of 75. Mr. Wurlitzer's compensation will be $100,000 per year. He will be eligible to receive benefits consistent with other M&I personnel in similar positions. If Mr. Wurlitzer's employment duties and responsibilities change materially, he will be permitted to resign, although M&I would continue to pay his salary until age 75. In addition, Ms. Margaret Wurlitzer, Mr. Wurlitzer's wife, will continue to hold her present position as a part-time teller with Citizens Bank for as long as Mr. Wurlitzer is employed there.

                                RECENT LEGISLATION

      The Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 became effective on September 29, 1994 (the "Interstate Banking Act"). The Interstate Banking Act amends the Bank Holding Company Act to permit, as of September 29, 1995 and with certain limitations, adequately capitalized and managed bank holding companies to acquire control, or all the assets, of banks located in a state other than the home state of the bank holding company. The Interstate Banking Act also amends the Federal Deposit Insurance Act to permit, as of June 1, 1997 and with certain limitations, merger transactions between adequately capitalized and managed insured banks with different home states. The provisions of the Interstate Banking Act generally increase the ease with which banks and bank holding companies may acquire banks across state lines, and may increase the pace of consolidation in the banking industry and the competition for independent banks.


                                       EXPERTS

     The consolidated financial statements of M&I, incorporated in this Prospectus/Proxy Statement by reference, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated by reference in this Prospectus/Proxy Statement in reliance upon the authority of said firm as experts in accounting and auditing in giving said report.

     The statement of financial condition at December 31, 1994 and statements of income, changes in shareholders' equity and cash flows for the year ended December 31, 1994 of Sharon Bank, included in this Prospectus/Proxy Statement, have been audited by Arthur Andersen LLP, independent public accountants, as set forth in their report with respect thereto. Sharon Bank's statement of financial condition at December 31, 1993 and statements of income, changes in shareholders' equity and cash flows for the years ended December 31, 1993 and 1992, also included herein, have not been audited.


                                LEGAL OPINION

     A legal opinion to the effect that the issuance of the shares of M&I Stock offered hereby has been duly authorized by M&I and that the shares, when issued in accordance with the Consolidation Agreement, will be duly issued and outstanding, fully paid and nonassessable (except as provided by Section 180.0622 of the WBCL), has been rendered by Godfrey & Kahn, S.C., Milwaukee, Wisconsin.


                          SHAREHOLDER PROPOSALS

      If the Consolidation is consummated, shareholders of Sharon Bank will become shareholders of M&I. M&I's 1996 Annual Meeting is scheduled for April 23, 1996. In accordance with M&I's By-Laws, nominations, other than by or at the direction of the M&I Board of Directors, of candidates for election as directors at the 1996 Annual Meeting must be submitted to M&I not later than March 23, 1996. In addition, any M&I shareholder who wishes to submit a proposal for presentation to the 1996 Annual Meeting of Shareholders of M&I must have submitted the proposal in writing to M&I, 770 North Water Street, Milwaukee, Wisconsin 53202, Attention: M.A. Hatfield, Secretary, by November 11, 1995 for inclusion, if appropriate, in M&I's proxy statement and the form of proxy relating to the 1996 Annual Meeting. To avoid disputes as to the date of receipt, it is suggested that any shareholder proposal be submitted by certified mail, return receipt requested.

                          INDEX TO FINANCIAL STATEMENTS

Sharon Bank

   Independent Public Accountant's Report . . . . . . . . . . . . . . . . .F-1

   Statements of Financial Condition at December 31, 1994 (audited)
      and December 31, 1993 (unaudited)*. . . . . . . . . . . . . . . . . .F-2

   Statements of Income for the years ended December 31, 1994
      (audited), December 31, 1993 (unaudited)*,
      and December 31, 1992 (unaudited)*  . . . . . . . . . . . . . . . . .F-3

   Statements of Changes in Shareholders' Equity for the years ended December 31, 1994 (audited), December 31,
      1993 (unaudited)* and December 31, 1992 (unaudited)*. . . . . . . . .F-4

   Statements of Cash Flows for the years ended December 31, 1994
      (audited), December 31, 1993 (unaudited)*,
      and December 31, 1992 (unaudited)*. . . . . . . . . . . . . . . . . .F-5

   Notes to Financial Statements. . . . . . . . . . . . . . . . . . . . . .F-6

   Management's Discussion and Analysis of Financial Condition
      and Results of Operations . . . . . . . . . . . . . . . . . . . . . F-12

________________

* Unaudited financial information for the periods indicated was obtained from Sharon Bank's Reports of Condition and Income (collectively, the "Call Reports"), which are filed by Sharon Bank with the FDIC. The Call Reports are prepared in accordance with regulatory instructions issued by the Federal Financial Institutions Examination Counsel. Because of the special supervisory, regulatory and economic policy needs served by these Call Reports, those regulatory instructions do not in all cases follow generally accepted accounting principles or opinions and statements of the Accounting Principles Board or the Financial Accounting Standards Board.

                      REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Board of Directors of
Sharon State Bank:

We have audited the accompanying statement of financial position of Sharon State Bank (a Wisconsin corporation) as of December 31, 1994, and the related statements of income, changes in shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sharon State Bank as of December 31, 1994, and the results of operations and cash flows for the year then ended in conformity with generally accepted accounting principles.

As discussed in Note 1 to the financial statements, effective January 1, 1994, the Company changed its method of accounting for investment securities.



                                          ARTHUR ANDERSEN LLP


Milwaukee, Wisconsin,
February 3, 1995.

                                    SHARON STATE BANK
                                    -----------------

                             STATEMENTS OF FINANCIAL POSITION
                             --------------------------------

                             AS OF DECEMBER 31, 1994 AND 1993
                             --------------------------------

                                  (Dollars in thousands)


               ASSETS                                    1994          1993
               ------                                  --------      --------
                                                                     Unaudited



CASH AND DUE FROM BANKS (Note 3)                           $778          $420

FEDERAL FUNDS SOLD                                          656         1,234
                                                        -------       -------

    Total cash and cash equivalents                       1,434         1,654


INVESTMENT SECURITIES HELD TO MATURITY,
  (market value of $6,533 in 1994 and $7,069 in 1993)     6,666         6,553
  (Note 3)




LOANS (Note 4)                                           11,563        10,593


  Less- Reserve for loan losses                            (151)         (171)
                                                        --------      --------

    Net loans                                            11,412        10,422




BANK PREMISES AND EQUIPMENT, net                              8            10


ACCRUED INTEREST AND OTHER ASSETS                           294           270
                                                        -------       -------
    Total assets                                        $19,814       $18,909
                                                        =======       =======


    LIABILITIES AND SHAREHOLDERS' EQUITY                 1994          1993
    ------------------------------------               --------      --------
                                                                    Unaudited
  DEPOSITS:
    Noninterest-bearing deposits                         $3,026        $1,986
    Interest-bearing deposits                            11,622        12,257
                                                        -------       -------

    Total deposits                                       14,648        14,243

  FEDERAL FUNDS PURCHASED                                   274             -

  SECURITIES SOLD UNDER REPURCHASE
    AGREEMENTS                                              934           863

  DIVIDEND PAYABLE                                           39             -

  ACCRUED EXPENSES AND OTHER LIABILITIES                     40           148
                                                       --------      --------

    Total liabilities                                    15,935        15,254
                                                        -------       -------
COMMITMENTS AND CONTINGENT LIABILITIES (Note 6)

SHAREHOLDERS' EQUITY (Note 7):
  Common stock ($100, par value,
    1,000 shares authorized;
    1,000 shares issued and outstanding)
    and paid-in capital                                   2,100         2,000
  Retained earnings                                       1,779         1,655
                                                        _______       _______

  Total shareholders' equity                              3,879         3,655
                                                        _______       _______

  Total liabilities and shareholders' equity            $19,814       $18,909
                                                        =======       =======


  The accompanying notes to financial statements are an integral part of these statements.

                                SHARON STATE BANK
                                -----------------

                                STATEMENTS OF INCOME
                                --------------------

             FOR THE YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992
             ----------------------------------------------------

                          (Dollars in thousands)

                                                 1994        1993        1992
                                              --------    --------    --------
                                                          Unaudited  Unaudited
INTEREST INCOME:
 Interest and fees on loans                     $1,021       $925        $913
 Interest on investment securities-
   Taxable                                         371        395         342
   Nontaxable                                      155        129         107
 Interest on Federal funds sold                     14         18          21
                                              --------    --------    --------
   Total interest income                         1,561      1,467       1,383
                                              --------    --------    --------
INTEREST EXPENSE:
     Interest on deposits                         575        507         642
     Interest on short-term debt                   42         40          53
                                              --------    --------    --------
   Total interest expense                          617        547         695
                                              --------    --------    --------

   Net interest income                             944        920         688

PROVISION FOR LOAN LOSSES (Note 4)                 206        103         173
                                              --------    --------    --------
   Net interest income after
    provision for loan losses                      738        817         515
                                              --------    --------    --------

NONINTEREST INCOME:
 Service charges on deposit accounts                40         32          23
 Other service charges, commissions and fees         5         14           9
 Net securities gains (losses)                     (11)        32          80
 Other                                               2          1           1
                                              --------    --------    --------
   Total noninterest income                         36         79         113
                                              --------    --------    --------

NONINTEREST EXPENSE:
 Salaries and employee benefits                    115         99         117
 Equipment and premises expense                     17         15          19
 Professional services                               7          3           5
 Processing charges                                  7          3           6
 Payments to regulatory agencies                    34         33          26
 Other                                              32         45          14
                                              --------    --------    --------
   Total noninterest expense                       212        198         187
                                              --------    --------    --------

INCOME BEFORE INCOME TAXES                         562        698         441

INCOME TAXES (Note 5)                             (174)      (235)       (142)
                                              --------    --------    --------
   Net income                                     $388       $463        $299
                                              ========    ========    ========

          The accompanying notes are an integral part of these statements.

                                SHARON STATE BANK
                                -----------------

                   STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                   ---------------------------------------------

               FOR THE YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992
               ----------------------------------------------------

             (Years Ended December 31, 1993 and 1992, are Unaudited)

                               (Dollars in thousands)


                              Common Stock                    Total
                                and Paid-In    Retained     Shareholders'
                                 Capital      Earnings        Equity
                             ----------------  --------    --------------

BALANCE, December 31, 1991        $1,400         $1,723            $3,123

     Net income                       -            299               299
     Dividends declared               -           (114)             (114)
     Transfer from retained
       earnings to surplus           600           (600)                -
                                  -------        --------          -------

BALANCE, December 31, 1992         2,000          1,308             3,308
                                  -------        --------          -------
     Net income                       -            463               463
     Dividends declared               -           (116)             (116)
                                  -------        --------          -------

BALANCE, December 31, 1993         2,000          1,655             3,655
                                  -------        --------          -------
     Net income                       -            388               388
     Dividends declared               -           (164)             (164)
     Transfer from retained
       earnings to surplus           100           (100)                -
                                  -------        --------          -------
BALANCE, December 31, 1994        $2,100         $1,779            $3,879
                                  =======        ========          =======

          The accompanying notes are an integral part of these statements.

                                SHARON STATE BANK

                             STATEMENTS OF CASH FLOWS

               FOR THE YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992

                                (Dollars in thousands)

                                                 1994       1993       1992
                                                 ----    ---------  ---------
                                                         Unaudited  Unaudited
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net income                                       $388       $463       $299
 Adjustments to reconcile net income
   to net cash provided by (used in)
   operating activities-
   Depreciation and amortization                     2          2          -
   Provision for loan losses                       206        103        173
   Net (gain) loss on sales of
    investment securities                           11        (32)       (80)
   Decrease (increase) in other
    liabilities and dividend                       (82)        48         (8)
    payable
   (Increase) decrease in other assets             (50)        69        (23)
                                                 ------     ------     ------
    Total adjustments                               87        190         62
                                                 ------     ------     ------
    Net cash provided by operating activities      475        653        361
                                                 ------     ------     ------

CASH FLOWS FROM INVESTING ACTIVITIES:
 Proceeds from sales of investment securities      880        794        927
 Proceeds from maturities of
  investment securities                            726        334        487
 Purchases of investment securities             (1,730)    (1,430)    (3,236)
 Net increase in loans                          (1,196)    (1,197)      (452)
                                                 ------     ------     ------
   Net cash used in investing activities        (1,320)    (1,499)    (2,274)
                                                 ------     ------     ------

CASH FLOWS FROM FINANCING ACTIVITIES:
 Net increase (decrease) in
  noninterest-bearing deposits                     216        586         (3)
 Net increase in interest-bearing deposits         189        793      2,052
 Net increase in federal funds purchased
   and repurchase agreements                       345        204        130
 Dividends paid                                   (125)      (116)      (114)
                                                 ------     ------     ------
   Net cash provided by financing activities       625      1,467      2,065
                                                 ------     ------     ------
   Net (decrease) increase in cash and
    cash equivalents                              (220)       621        152

CASH AND CASH EQUIVALENTS, at beginning of year  1,654      1,033        881
                                                 ------     ------     ------
CASH AND CASH EQUIVALENTS, at end of year       $1,434     $1,654     $1,033
                                                 ======     ======     ======

SUPPLEMENTAL DISCLOSURE OF CASH FLOW
INFORMATION:
 Cash paid during the year for-
   Interest                                       $617       $601       $663
   Income taxes                                    290        102        175


          The accompanying notes are an integral part of these statements.

                          SHARON STATE BANK
                          -----------------

                   NOTES TO FINANCIAL STATEMENTS
                   -----------------------------

                 DECEMBER 31, 1994, 1993 AND 1992
                 --------------------------------

      (Information as of and for the years ended December 31, 1993 and 1992, is Unaudited)
                          (Dollars in thousands)


(1)  Summary of Significant Accounting Policies-
     ------------------------------------------

     Sharon State Bank (the "Company") is a Wisconsin corporation. A description of the significant accounting policies is as follows:

     Investment securities-
     ---------------------

     Securities, when purchased, are designated as investment securities held to maturity or investment securities available for sale and remain in that category until they are sold or mature. The specific identification method is used in determining the cost of securities sold. The Bank does not engage in the trading of securities. In addition, the bank has no investment securities designated as available for sale.

     In May 1993, the Financial Accounting Standards Board (FASB) issued Statement No. 115, "Accounting for Certain Investments in Debt and Equity Securities," (FAS 115). FAS 115 requires, among other things, that securities classified as available for sale be carried at market value; however, market value adjustments and the related income tax effects, are excluded from earnings and reported separately as a component of shareholders' equity. This new standard was adopted by the Company on January 1, 1994.

     Adoption of this standard had no impact on the Company as none of its investment securities are designated as available for sale.

     Loans-
     -----

     Interest on loans is recognized as income based on the loan principal outstanding during the period. Loans are generally placed on nonaccrual status or charged off when they are past due 90 days or more. Loan fees and origination costs are not deferred. The Company has not adopted Financial Accounting Standards Board Statement No. 91, "Accounting for Nonrefundable Fees and Costs Associated with Originating Loans." The impact of adoption would not be material to the financial statements.

     Reserve for loan losses-
     -----------------------

     The level of the reserve for loan losses is based upon management's evaluation of the effects on the loan portfolio of current economic conditions, various factors affecting the collectibility of loans and changes in the character of the loan portfolio. The reserve for loan losses is based on estimates. These estimates are reviewed periodically and, as adjustments become necessary, they are reported in earnings in the period in which they become known. Actual loan losses are recorded as charges to the reserve for the principal amount of the loan. Any subsequent recoveries are added to the reserve.

     For income tax purposes, the Bank provides additions to the reserve in accordance with the maximum amounts allowed under Federal income tax law.

     Bank premises and equipment-
     ---------------------------

     Bank premises and equipment are stated at cost, less an allowance for depreciation. Provisions for depreciation are charged to operating expenses over the estimated useful lives of the assets.

     Income taxes-
     ------------

     Certain items are accounted for in different periods for financial reporting purposes than for income tax purposes. Provisions are made for deferred taxes in recognition of these temporary differences.

     Cash equivalents-
     ----------------

     For purposes of the statement of cash flows, cash and cash equivalents include cash on hand, amounts due from banks, and federal funds sold.


(2)  Business Combination-
     --------------------

     On August 31, 1994, the Company entered into an Agreement and Plan of Reorganization (the "Agreement") whereby the Company will merge with and into Marshall and Ilsley Corporation (M&I), a Wisconsin bank holding company located in Milwaukee with consolidated assets of approximately $12.6 billion. Under the terms of the Agreement each share of the Company's common stock will be exchanged for 220 shares of the M&I's common stock in a tax-free reorganization which is to be accounted for as a purchase. The Agreement is subject to approval by the shareholders and certain regulatory authorities. Consummation of the merger with and into the M&I is expected to occur in the second quarter of 1995.


(3)  Cash and Investment Securities-
     ------------------------------

     A summary of the amortized cost and estimated market values, as computed by Bank One, Milwaukee, of investment securities at December 31, is as follows:

                                              1994                 1993
                                       -----------------   -------------------
                                       Amortized  Market   Amortized    Market
                                          Cost    Value       Cost      Value
                                        -------- -------     -------   -------

    Investment securities held to maturity:

      U.S. Treasury Securities            $2,074  $2,042       $2,079  $2,297
      U.S. Agency Securities               1,149   1,111          656     693
      State and Municipal Securities       1,275   1,276        1,986   2,115
      Other Securities                     2,168   2,104        1,832   1,964
                                          ------  ------       ------  ------

         Total                            $6,666  $6,533       $6,553  $7,069
                                           =====   =====        =====   =====

     The unrealized gains and loss on investment securities at December 31, were:

                                          1994                    1993
                               -----------------------   ----------------------
                                Unrealized  Unrealized   Unrealized  Unrealized
                                  Gains       Losses       Gains       Losses
                                ----------   ---------    ---------   ---------
    Investment securities
     held to maturity:
          U.S. Treasury Securities   $7         $39         $218        $  -
          U.S. Agency Securities      2          40           37           -
          State and Municipal
              Securities             26          25          135           6
          Other Securities           34          98          132           -
                                    ----        ----         ----        ----

         Total                      $69        $202         $522          $6
                                    ====        ====         ====        ====

     The amortized costs and market values of investment securities at December 31, by contractual maturity are shown below:


                                             1994                  1993
                                       -----------------   --------------------
                                       Amortized  Market   Amortized    Market
                                         Cost    Value       Cost      Value
                                        -------- -------     -------     -------
    Investment securities held to maturity:
      Within one year                       $285    $307         $439      $441
      From one through five years          1,702   1,712        2,009     2,181
      Over five years                      4,679   4,514        4,105     4,447
                                           -----   -----        -----     -----

             Total                        $6,666  $6,533       $6,553   $7,069
                                            =====   =====        =====    =====

     During 1994, realized gains amounted to $9 and realized losses amounted to $20. These securities were sold as a result of deterioration in the issuers' credit worthiness since acquisition. During 1993 and 1992, respectively, realized gains amounted to $32 and $80 and there were no realized losses.

     Securities with a par value of approximately $5,587 and $6,751 at December 31, 1994 and 1993, respectively, were pledged primarily to secure public deposits and short-term borrowings and for other purposes required by law.

     At December 31, 1994, there were no cash restrictions due to Federal Reserve requirements to maintain certain reserve balances.

(4)  Loans-
      -----

     The composition of loans at December 31, is as follows:

                                                               1994       1993
                                                              ------     ------

    Real estate:
      Construction                                              $160       $220
      Residential mortgage                                     6,125      5,084
      Commercial mortgage                                        769        937
    Commercial, financial and agricultural                     2,843      2,894
    Industrial development revenue bonds                         354        362
    Lease financing                                                -        208
    Personal                                                   1,312        888
                                                              ------     ------
         Total loans                                         $11,563    $10,593
                                                              ======     ======

     A majority of the Company's borrowers are located in Wisconsin and Illinois due to the Company's close proximity to the Illinois border. As a community lender, the Company extends all forms of credit to individuals and businesses in the communities and their surroundings. Those communities are often dependent on a small number of employers or on the agricultural economy.

     Personal loans include residential, installment and education loans. The Company evaluates the credit risk of each customer on an individual basis and, where deemed appropriate, collateral is obtained. Collateral may include accounts receivable, inventory, real estate, equipment, personal guarantees and general security agreements. Access to collateral is dependent upon the types of collateral obtained. The Company monitors its collateral and the collateral value on an on-going basis.

     At December 31, 1994, the Company had approximately $20 of nonperforming loans which were earning below a market interest rate or were nonincome producing. There were no nonperforming loans at December 31, 1993. The effect of interest foregone on these loans is not significant.

     There were no loans to directors, executive officers, shareholders or their companies during 1994. During 1993, a $16 loan to an executive officer was paid off.



     An analysis of the reserve for loan losses for the year ended December 31, is as follows:

                                                          1994     1993    1992
                                                          ----     ----    ----

     Balance, beginning of year                          $171     $161    $152
          Loans charged off                              (278)    (105)   (172)
          Recoveries of charged off loans                  52       12      8
          Provisions charged to operating expense         206      103     173
                                                          ----     ----    ----

     Balance, end of year                                $151     $171    $161
                                                           ===      ===     ===

     In May 1993, the FASB issued Statement No. 114, "Accounting by Creditors for Impairment of a Loan," (FAS 114). FAS 114 requires that a loan's value be measured when it has been determined that the loan is impaired and loss is probable. Write-downs which result from the measurement process are to be expensed. FASB Statement No. 118, "Accounting by Creditors for Impairment of a Loan--Income Recognition and Disclosures" (FAS 118) amends FAS 114 in that it allows a creditor to use existing methods for recognizing interest income on an impaired loan. These new standards must be adopted by the Company in the first quarter of 1995. Based upon the current status of the Company's loan portfolio, it is not anticipated that these pronouncements will have a material impact on the financial statements.

(5)  Income Taxes-
     ------------

     Income taxes reflected in the statements of income include the following components:

                                                          1994     1993    1992
                                                          ----     ----    ----

          Current                                        $156     $210     $81
          Deferred provision                               18       25      61
                                                           ---      ---     ---

              Total                                      $174     $235    $142
                                                           ===      ===     ===

     The tax effects of temporary differences that give rise to significant elements of the deferred tax assets at December 31, are as follows:

                                                          1994     1993
                                                          ----     ----

     Deferred tax assets:
       Reserve for loan losses                            $  1      $24
       Bond premium amortization                            15       10
                                                           ---      ---

         Total deferred tax assets                         $16      $34
                                                           ===      ===


     Total income tax expense is less than the amount computed by applying the statutory Federal income tax rate to income before income taxes. The reasons for this difference are as follows:


                                  1994             1993              1992
                             ---------------  ---------------  ----------------
                                     Percent          Percent           Percent
                                        of               of                of
                                      Pretax           Pretax            Pretax
                             Amount   Income  Amount   Income   Amount   Income
                             ------   ------  ------   ------   ------   ------

    Income tax computed at
      statutory rate           $191   34.0%     $237    34.0%    $150    34.0%
    State taxes, net of Federal
      benefit                    32    5.7        38     5.4       24     5.5
    Tax-exempt municipal
      interest                  (54)  (9.6)      (44)   (6.3)     (36)   (8.2)
    Other, net                    5     .9         4      .6        4      .9
                              -----  -----     -----   -----    -----   -----
         Total income tax
               expense         $174   31.0%     $235    33.7%    $142    32.2%
                               ====  =====      ====   =====     ====   =====

(6)  Commitments and Contingent Liabilities-
     --------------------------------------

     In the normal course of business, there are various outstanding commitments and contingent liabilities, such as guarantees, commitments to extend credit, etc., which are not reflected in the accompanying financial statements. Outstanding commitments to extend credit totaled approximately $349 and $20 at December 31, 1994 and 1993, respectively. Outstanding letters of credit totaled approximately $20 and $39 at December 31, 1994 and 1993, respectively. The Company evaluates each customer's credit worthiness on an individual basis. Collateral obtained, if any, upon extension of credit, is based upon management's credit evaluation of the customer. Collateral requirements and the ability to access collateral is generally similar to that required on loans outstanding. Losses are not anticipated as a result of these transactions.


(7)  Shareholders' Equity-
     --------------------

     Banks are subject to statutory and regulatory restrictions on the amount they may pay in dividends. However, at December 31, 1994, there are no restrictions on the retained earnings of the bank.

     The bank's risk-based capital ratio is 23.6% and 23.3% at December 31, 1994 and 1993, respectively, which is in compliance with the minimum regulatory requirements for risk-based capital.

(8)  Related Party Disclosure-
     ------------------------

     The President of the Company, who is also the Chairman of the Board of Directors and a principal shareholder, does not draw a salary from the Company.


(9)  Retirement Plan-
     ---------------

     The Company has a defined contribution retirement plan that covers substantially all full-time employees. The contributions made in 1994, 1993 and 1992 were $6, $5 and $5, respectively.

                                SHARON STATE BANK
                                -----------------

                   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                   -------------------------------------------------

                          CONDITION AND RESULTS OF OPERATIONS
                          -----------------------------------

                                (Dollars in thousands)



The information provided herein is based on the results of the Sharon State Bank (the "Bank") for the years ended December 31, 1994, 1993 and 1992.

Financial Summary of the Bank. 1994 net income of $388 decreased by $75 from 1993 net income of $463, which increased by $164 from 1992 net income of $299.

Return on average equity was 10.3%, 13.3% and 9.3% in 1994, 1993 and 1992, respectively. The return on average assets was 2.0%, 2.6% and 1.9% in 1994, 1993 and 1992, respectively.

The following sections provide a more detailed review of the Bank's financial performance. A portion of the Bank's income is derived from investments in securities of states and political subdivisions. The interest income from these investments is exempt from Federal income tax; therefore, the yield on these investments is lower than the yield on investments with similar risks and maturity characteristics whose interest is subject to Federal income tax. For purposes of Management's Discussion and Analysis of Financial Condition and Results of Operations, this nontaxable interest is treated at its taxable equivalent, calculated using historical statutory Federal income tax rates and reduced by interest expense disallowed as an income tax deduction.

Net Interest Income. Net interest income is the difference between gross interest earned on earning assets, primarily loans and investment securities and interest paid on deposits and funds borrowed to finance investments and loans. Growth in net interest income is influenced by the growth of earning assets and changes in the yield on earning assets. The net yield is also influenced by changes in the level of interest rates, changes in the mix of assets and liabilities and changes in asset and liability maturity and interest rate sensitivity.

Net interest income increased $24 or 2.6% in 1994, while average earning assets volume increased $1,252. Net interest income increased $232 or 33.7% in 1993, compared to 1992, while average earning assets volume increased $2,095. Ratios of net interest income to average earning assets (net interest margin) were 5.1%, 5.3% and 4.5% in 1994, 1993 and 1992, respectively.

Interest income on loans increased $96 or 10.4% in 1994 and $12 or 1.3% in 1993. The average rate of return on loans was 9.4%, 9.4% and 9.9% in 1994, 1993 and 1992, respectively. Average loan volume increased $1,042 or 10.6% in 1994, and $686 or 7.5% in 1993.

Interest income on U.S. Treasury and Federal Agency securities decreased $39 or 12.0% in 1994, and $82 or 33.7% in 1993, while tax exempt interest income on obligations of state and municipal governments and subdivisions thereof increased $22 or 20.2% in 1994, and increased $26 or 20.6% in 1993. The average tax equivalent rate of return on investment securities was 9.0% in 1994, 9.1% in 1993 and 9.3% in 1992. The average volume of investment securities increased $224 or 3.5% in 1994 and increased $1,118 or 21.2% in 1993.

The composite yield on average interest earning assets on a fully taxable equivalent basis was 8.8% in 1994 and 1993 and 9.4% in 1992.

Interest expense on deposits and borrowed money increased $70 or 12.8% in 1994, and decreased $148 or 21.3% in 1993. The composite average interest rate paid on interest bearing liabilities was 4.8%, 4.6% and 6.7% in 1994, 1993 and 1992, respectively.

Loan Losses. The provision for loan losses charged to operations was $206 in 1994, $103 in 1993, and $173 in 1992. The allowance for loan losses was $151 in 1994, $171 in 1993 and $161 in 1992, which represents 1.3%, 1.6% and 1.7%
of outstanding loans at the end of those years, respectively.

Other Income. Total noninterest income decreased $43 in 1994, and $34 in 1993, mainly due to investment gains realized of $32 and $80 in 1993 and 1992.

Other Expense.  Total noninterest expense increased $14 or 7.0% in 1994, and
- -------------
decreased $11 in 1993. Salaries and employee benefits, the largest single category of noninterest expense, increased $16 or 16.2% in 1994, compared to an $18 or 15.3% decrease in 1993.

Income Taxes.  The effective income tax rate of the Bank was 31.0%, 33.7% and
- ------------
32.2% for 1994, 1993 and 1992, respectively.

Average Balance Sheet Analysis.  Total average assets increased $1,442 or
- ------------------------------
8.0% in 1994, and $2,167 or 13.8% in 1993, while average earning assets increased by $1,252 or 7.3% in 1994, and $2,095 or 13.9% in 1993. Average
investment securities increased $224 or 3.5% in 1994, and increased $1,118 or 21.2% in 1993, while average tax exempt securities increased $16 or 1.0% and $304 or 23.2% in 1993. As a percentage of total average assets, taxable investments were 25.7% in 1994, 26.6% in 1993 and 25.1% in 1992, while tax exempt securities were 8.4% in 1994, 9.0% in 1993 and 8.3% in 1992. Average net loans and leases increased $1,042 or 10.6% in 1994 and $686 or 7.5% in 1993.

The primary source of funding earning asset growth in both 1994 and 1993, was the increase each year in total deposits. Average deposits increased $892 or 6.6% in 1994, and $1,714 or 14.5% in 1993.

The following table presents average balance sheet categories and their percentage of total average assets for the last two years:

                Average Balance Sheet Composition of the Bank

                                                     Year Ended
                                     -----------------------------------------
                                         December 31,          December 31,
                                             1994                   1993
                                     -------------------    -------------------
Assets                                   $         %            $           %
- ------                               --------   ------       -------    -------
Loans and leases (net)               $10,917     56.4%       $9,875      55.1%
Investment securities:
  Taxable securities                   4,979     25.7         4,771      26.6
  Tax-exempt securities                1,631      8.4         1,615       9.0
Short-term investments                   945      4.9           959       5.4
                                     -------    ------       ------     ------

     Total interest earning assets    18,472     95.4        17,220      96.1
                                      ------    ------       ------     ------

Cash and due from banks                  599      3.1           385       2.1
Other assets                             291      1.5           315       1.8
                                      ------    ------       ------     ------

     Total assets                    $19,362    100.0%      $17,920     100.0%
                                      ======    ======       ======     ======

                                                     Year Ended
                                     -----------------------------------------
                                         December 31,          December 31,
                                             1994                   1993
                                     -------------------    -------------------
Liabilities and
 Shareholders' Equity                    $         %           $            %
- ---------------------                --------    ------     -------     -------


Savings and other time deposits:
  Savings and NOW deposits            $5,696     29.4%       $6,026      33.6%
  Other time deposits                  6,244     32.2         5,835      32.6
                                      ------    ------       ------     ------

  Total savings and other
    time deposits                     11,940     61.6        11,861      66.2

Other borrowings                       1,035      5.4           761       4.2
                                      ------    ------       ------     ------

      Total interest
        bearing liabilities           12,975     67.0        12,622      70.4

Demand deposits                        2,506     12.9         1,693       9.5
Other liabilities                        114       .6           124        .7
Shareholders' equity                   3,767     19.5         3,481      19.4
                                      ------    ------       ------     ------

     Total liabilities
      and shareholders' equity       $19,362    100.0%      $17,920     100.0%
                                      ======    ======       ======     ======



Capital Resources. Total shareholders' equity increased $224 or 6.1% to $3,879 at December 31, 1994, and increased $347 or 10.5% to $3,655 at
December 31, 1993. The change in shareholders' equity in each of these years was generated primarily from earnings.

Liquidity. Liquidity is the ability of the Bank to meet its financial commitments when contractually due or needed by depositors. The Bank' primary external source of liquidity is its deposit base. Internally generated liquidity is principally provided by funds and investment securities sold and, to a lesser extent, through loans. The Bank's investment in funds sold was $656 at December 31, 1994, and $1,234 at December 31, 1993. The Bank's investment in securities which mature within one year at December 31, 1994 and 1993, were $285 and $439, respectively.



PMK-Sharon MD&A F-
S-MDA-F.PMK
02/23/95 ica

                                                                  APPENDIX A

              AGREEMENT AND PLAN OF REORGANIZATION, AS AMENDED


     THIS AGREEMENT AND PLAN OF REORGANIZATION (the "Agreement") dated as of the 31st day of August, 1994, by and between Marshall & Ilsley
Corporation, a Wisconsin corporation (the "Corporation") and Sharon State Bank, a Wisconsin state chartered bank (the "Bank").


                                 W I T N E S S E T H

     WHEREAS, this Agreement provides for the consolidation of the Bank with and into the Citizens Bank of Delavan, a Wisconsin state chartered bank ("Citizens Bank"), in accordance with applicable law and pursuant to the terms of this Agreement and the Agreement and Plan of Consolidation between the Bank and Citizens Bank which is attached hereto as Exhibit A (the "Consolidation Agreement"). The consolidation of the Bank and Citizens Bank (hereafter, the "Consolidation") shall occur following consummation of the merger of Citizens Bancorp of Delavan, Inc. into M&I Interim Corp. (after the merger, referred to as the "Surviving Corporation") and the merger of the Surviving Corporation into the Corporation, as set forth in that certain Agreement and Plan of Reorganization between the Corporation and Citizens Bancorp of Delavan, Inc., dated the same date as this Agreement. Thereafter, the Corporation will control Citizens Bank within the meaning of Section 368(c) of the Internal Revenue Code of 1986, as amended (the "IRC"). This Agreement provides for the conversion, at the Effective Time of such Consolidation, of the Bank's outstanding shares of common stock, $100.00 par value, ("Bank Stock") into the right to receive shares of the Corporation's $1.00 par value common stock (the "M&I Stock"), all upon the terms and conditions hereinafter set forth. The Consolidation is intended to qualify as a tax-free reorganization pursuant to Section 368(a)(2)(D) of the IRC.

     NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements herein contained, the parties hereto agree as follows:


                                      ARTICLE I
                  CONSOLIDATION OF BANK WITH AND INTO CITIZENS BANK

     Section 1.01. Consolidation. In accordance with the provisions of this Agreement, the Consolidation Agreement and applicable law, at the Effective Time (as hereinafter defined) the Bank shall be merged with and into Citizens Bank (which is herein referred to as the "Surviving Bank" whenever reference is made to it on or after the Effective Time) and the separate existence of Bank shall cease. The Consolidation shall be consummated effective at the date and time specified in Section 6.03 of this Agreement (the "Effective Date" and "Effective Time," respectively).

      Section 1.02. Surviving Bank. After the Effective Time the name of the Surviving Bank shall be "M&I Bank of Delavan" and the Articles of Incorporation and By-Laws of Citizens Bank as in effect immediately prior to the Effective Time shall be the Articles of Incorporation and By-Laws, respectively, of the Surviving Bank, unless and until changed in accordance with applicable law. The Surviving Bank shall continue its existence under the laws of the State of Wisconsin as a wholly-owned direct or indirect sub-sidiary of the Corporation.

     Section 1.03. Business. The business of the Surviving Bank shall be that of a state bank and shall be conducted at such locations as the Surviving Bank may establish.

     Section 1.04. Board of Directors; Officers. The Board of Directors and principal officers of the Surviving Bank as of the Effective Time shall consist of the persons who are the directors and principal officers of Citizens Bank immediately prior to the Effective Time. Such persons shall serve as directors and principal officers of the Surviving Bank until the next annual meeting of the Surviving Bank or until such time as their suc-cessors have been duly qualified and elected or appointed in accordance with the By-Laws of the Surviving Bank.

     Section 1.05. Effect of Consolidation. All assets of Bank, as they exist at the Effective Time, shall pass to and vest in the Surviving Bank without any conveyance or other transfer and the Surviving Bank shall be responsible for all liabilities of Bank. At any time after the Effective Time the officers of the Surviving Bank may, in the name of Bank, execute and deliver all such deeds, assignments and other instruments and take or cause to be taken all actions as the Surviving Bank may deem necessary or desirable in order to vest, perfect or confirm in the Surviving Bank title to and possession of all of Bank's property, rights, privileges, immunities, powers, purposes and otherwise to carry out the purposes of this Agreement.

     Section 1.06. Closing. The closing of the transactions contemplated by this Agreement shall be effected as promptly as practicable within the thirty-day period commencing with the latest of the following dates (the "Closing"):

          (a) The 30th calendar day after the date of approval by the Board of Governors of the Federal Reserve System (the "Federal Reserve Board");

          (b) Such date as may be prescribed by the Wisconsin Office of the Commissioner of Banking (the "Commissioner of Banking"), the Federal Deposit Insurance Corporation (the "FDIC") or any other agency or authority from which approval must be received prior to the consummation of the transactions contemplated herein; or

          (c) If the transactions contemplated herein are being contested in any legal proceeding, and the Corporation has elected to contest the same, then the date that such legal proceeding has been brought to a conclusion favorable, in the judgment of the Corporation, to the consummation of the transaction contemplated hereby.

The Closing shall take place at the offices of counsel to the Corporation, 780 North Water Street, Milwaukee, Wisconsin, or at such other place as shall be mutually agreeable to the Corporation and Bank.


                                     ARTICLE II
                         STATUS AND CONVERSION OF SECURITIES

     Section 2.01. Capital Stock of Citizens Bank. Each share of common stock of Citizens Bank issued and outstanding as of the Effective Time shall remain outstanding and shall be owned directly or indirectly by the Corporation and such shares shall not be changed or converted by the Consolidation.

     Section 2.02. Conversion of Bank Stock. Subject to the conditions and limitations set forth in this Agreement, at the Effective Time, by virtue of the Consolidation and without any action on the part of any holder of shares of Bank Stock:

           (a) All Bank Stock owned by the Bank shall be cancelled and no M&I Stock or cash shall be delivered in exchange therefor;

          (b) Each outstanding share of Bank Stock as to which shareholders have validly perfected dissenter's rights in accordance with applicable Wisconsin law shall not be converted into and shall not become M&I Stock hereunder (hereinafter, the "Dissenting Shares"), and Bank shall give the Corporation prompt notice of any written notice from any shareholder of Bank objecting to the Consolidation (the "Dissenting Shareholders"). Prior to the Effective Time, Bank shall not, except with prior written consent of the Corporation, voluntarily make any payment with respect to or settle or offer to settle any such objection. Each Dissenting Shareholder who becomes entitled, pursuant to the provisions of applicable law, to payment for Bank Stock shall receive payment therefor from the Surviving Bank from (i) the Surviving Bank's assets or (ii) funds provided by the Corporation dependent on which method would preserve the character of the overall transaction as a reorganization under Section 368(a)(2)(D) of the IRC (but only after the amount thereof shall have been agreed upon or finally determined pursuant to the provisions of the laws of the State of Wisconsin) and such shares of Bank Stock shall be cancelled. If any Dissenting Shareholder shall fail to perfect or shall effectively withdraw or lose the right to appraisal of payment for shares of Bank Stock under applicable law, such shares shall be thereupon converted into M&I Stock in accordance with the provisions of Sections 2.02 and 2.03 hereof; and

          (c) Each share of Bank Stock (except shares described in subparagraph (a) hereof and Dissenting Shares) issued and outstanding as of the Effective Time shall by virtue of the Consolidation and without any action on the part of the holder thereof be converted into the right to receive that number of shares of M&I Stock which is equal to the result obtained by dividing 220,000 by the number of issued and outstanding shares of Bank Stock at the Effective time, and rounding such result (if not a whole number) to the nearest hundredth of a percentage.

          Section 2.03. No Fractional Shares. No fractional shares of M&I Stock shall be issued upon the surrender for exchange of certificates; no dividend or distribution with respect to M&I Stock shall be payable on or with respect to any fractional share; and no fractional share interest shall entitle the owner thereof to any rights of a shareholder of the Corporation. In lieu of any such fractional share, the Corporation shall pay to each former shareholder who otherwise would be entitled to receive a fractional share of M&I Stock an amount in cash determined by multiplying the closing sales price of M&I Stock as reported in the Midwest Edition of the Wall Street Journal on the Effective Date by the fraction of a share of M&I Stock to which such holder would otherwise be entitled.

          Section 2.04.  Payment of Consolidation Consideration.

          (a) As soon as practicable after the Effective Time, the Corporation shall make available to Citizens Bank, which in turn shall make available to M&I Marshall & Ilsley Bank or other financial institution which shall be designated by the Corporation as Exchange Agent (the "Exchange Agent") certificates representing the shares of M&I Stock into which Bank Stock shall be converted pursuant to Section 2.02. The Corporation also shall make available to Citizens Bank at the Effective Time, which in turn shall make available to the Exchange Agent, the cash necessary to make all required payment for fractional shares pursuant to Section 2.03, above.

          (b) As soon as practicable after the Effective Time, the Exchange Agent will send a notice and transmittal form to each holder of a certificate which formerly represented Bank Stock prior to the Consolidation, advising such holder of the terms of the exchange effected by the Consolidation and the procedure for surrendering to the Exchange Agent such certificate for exchange into one or more certificates evidencing shares of M&I Stock and/or cash (as to fractional or Dissenting Shares). Until so surrendered, each outstanding certificate will be deemed for all purposes to evidence the right to receive cash (as to fractional or Dissenting Shares) and/or the ownership of the number of full shares of M&I Stock as provided herein; provided, however, that until such certificates are so surrendered, no dividend payable to holders of record of shares of M&I Stock as of any date subsequent to the Effective Time shall be paid to the holder or holders of such certificates in respect to M&I Stock represented thereby. After the Effective Time, there shall be no further registry of transfers on the records of Bank of Bank Stock and, if a certificate representing such Bank Stock is presented to the Surviving Bank for transfer, it shall be cancelled and exchanged for a check in the appropriate amount and/or a certificate representing the appropriate number of shares of M&I Stock as herein provided. Upon surrender of certificates for Bank Stock which have been converted into shares of M&I Stock, there shall be paid (without interest) to the record holder of the certificates for M&I Stock issued and exchanged therefor: (i) on or as soon as practicable after such date of surrender, the amount of dividends which as of any date subsequent to the Effective Time became payable and were not paid to such holder with respect to such shares of M&I Stock; and (ii) on the appropriate payment date occurring subsequent to the date of surrender, the amount of such dividends, if the record date in respect thereof occurred after the Effective Time but prior to the date of surrender. Notwithstanding any provision of this Agreement, neither the Exchange Agent nor any person, firm or entity shall be liable or obligated to any former holder of any share of Bank Stock (or to anyone claiming through any such former holder) with respect to any M&I Stock, or dividends thereon, or with respect to any cash to which any such holder would be entitled as a consequence of the Consolidation, if such M&I Stock, dividends or cash have been paid, or are payable, to any public official pursuant to any abandoned property, escheat or similar laws.

          Section 2.05. Certificates in Other Names. A certificate evidencing shares of M&I Stock in a name other than that in which the certificate surrendered and exchanged is registered may be issued if the certificate so surrendered shall be properly endorsed, with signatures guaranteed by a commercial bank or a firm having membership on a national securities exchange, or otherwise in proper form for transfer, and the person requesting such exchange shall pay to the Exchange Agent any transfer or other taxes required by reason of the issuance of its certificate for shares of M&I Stock to any person other than the registered holder of the certificate surrendered or establish to the satisfaction of the Exchange Agent that such tax has been paid or is not applicable.

          Section 2.06. Anti-Dilution Adjustment. If, subsequent to the date hereof and prior to the Effective Time, the Corporation shall pay a dividend or make a distribution on M&I Stock in shares of M&I Stock or any security convertible into M&I Stock or shall combine or subdivide its stock, then in each such case, from and after the record date for determining the share-holders entitled to receive such dividend or distribution or the securities resulting from such combination or subdivision, an appropriate adjustment shall be made to the conversion ratio set forth in Section 2.02 hereof, for purposes of determining the number of shares of M&I Stock into which Bank Stock shall be converted. For the purpose hereof, the payment of a dividend in or distribution on M&I Stock in securities convertible into M&I Stock shall be deemed to have effected an increase in the number of outstanding shares of M&I Stock equal to the number of shares of M&I Stock into which such securities shall be initially convertible without the payment by the holder thereof of any consideration other than the surrender for cancellation of such convertible securities. Notwithstanding the foregoing, this Section shall not apply to any stock options issued under option plans of the Corporation whether or not authorized as of the date of this Agreement.


                                     ARTICLE III
                       REPRESENTATIONS AND WARRANTIES OF BANK

          Bank hereby represents and warrants to the Corporation as follows:

          Section 3.01. Organization. Bank is a state bank duly organized, validly existing and in good standing under the laws of the State of Wisconsin. Bank has the corporate power and authority and has received all necessary material federal, state or local authorizations to own or lease its properties and assets and to carry on its business as now conducted and presently proposed to be conducted. The copies of the Articles of Incorporation and By-Laws of Bank, certified by its Cashier, respectively, as of the date of this Agreement and which have been delivered to the Corporation, are correct and complete copies of the Articles of Incorporation and By-Laws of Bank in effect as of the date of this Agreement. As of the date of this Agreement, the minute books of Bank contain complete and accurate records of all meetings and other corporate actions of its share-holders and Boards of Directors (including committees of the Boards of Directors). Bank is duly qualified to conduct its business and is in good standing in each jurisdiction in which the nature of the business transacted requires such qualification, except those jurisdictions in which the failure to so qualify does not involve the violation of a criminal statute, affect the validity or enforceability of a contract in any material respect or otherwise have a material adverse effect on Bank.

         Section 3.02 Capitalization. The authorized capital stock of Bank consists of 1,000 shares of common stock, $100.00 par value, of which 1,000 shares are issued and outstanding as of the date of this Agreement and all of which shares are validly issued and outstanding, fully paid, non-assessable (except as otherwise provided by applicable law), and have not been issued in violation of the preemptive rights of any stock-holder. There are no outstanding or existing options, preemptive rights, warrants, subscriptions, conversion rights, calls or commitments of any kind obligating Bank to issue, directly or indirectly, additional shares of any class of capital stock. Bank has no outstanding commitments or obligations to repurchase, reacquire or redeem any of its outstanding capital stock.

         Section 3.03. Authority and Validity of Agreement. Bank has full corporate power and authority to enter into this Agreement, the Consolidation Agreement and to consummate the transactions contemplated herein and therein. The execution, delivery and performance of this Agreement and the Consolidation Agreement by Bank have been duly authorized by all requisite corporate action, including without limitation approval by Bank's Board of Directors, subject only to approval by the holders of the requisite percentage of the outstanding shares of Bank Stock. Subject to such approval by its shareholders and the government approvals described below, this Agreement and, upon execution and delivery, the Consolidation Agreement, each will constitute a valid and binding obligation of Bank, enforceable in accordance with its terms, except as such terms may be affected by bankruptcy, insolvency, moratorium and similar laws affecting the rights of creditors generally and by the availability of equitable remedies. Provided the required approvals are obtained from the Federal Reserve Board, the Commissioner of Banking and the FDIC, and the offering, sale and delivery of the M&I Stock to be issued hereunder (and under the Consolidation Agreement) are duly registered pursuant to the Securities Act of 1933 (the "1933 Act"), as amended, and Rule 145 of the General Rules and Regulations thereunder ("Rule 145"), and subject to the rights of any Dissenting Shareholders, neither the execution, delivery and performance of either this Agreement or the Consolidation Agreement nor the consummation of the transactions contemplated herein and therein, will conflict with, result in the material breach of, constitute a default under or accelerate the performance provided by, the terms of any law, or any rule or regulation of any government agency or authority or any judgment, order or decree of any court or other government agency to which Bank may be subject, any contract, agreement or instrument to which Bank is a party or by which Bank is bound or committed or the Articles of Incorporation or By-Laws of Bank, or constitute an event which with the lapse of time or action by a third party could result in the creation or imposition of any lien, charge or encumbrance upon any of the assets or properties of Bank or upon any of the capital stock of Bank.

          Section 3.04.  Financial Statements.

          (a) Bank has heretofore delivered to the Corporation correct and complete copies of:

                    (i)  Bank's unaudited financial statements
(including, in each case, any related notes thereto), certified by the Cashier of the Bank, including Call Reports and unaudited Statements of Condition for Bank as of December 31, 1992, December 31, 1993, and the period from January 1, 1994 to June 30, 1994, and its unaudited Statements of Income, Changes in Financial Position and Statements of Shareholders' Equity for the same period; and

                    (ii) Copies of all management and other letters delivered to Bank by Bank's independent auditors, of the internal controls of Bank during the period January 1, 1991 to date, and will, upon reasonable request, make available for inspection at such time and place as the Corporation may request, reports and working papers produced or developed by Bank's independent auditors in connection with their examination of such financial statements, as well as all such reports and working papers for prior periods for which any tax or other liability of Bank has not been finally determined or barred by applicable statute of limitations.

               (b) The financial statements, Call Reports and management and other letters described in subsections (a) and (b) above fairly present as of their respective dates the financial positions of Bank as of the dates thereof and the results of operations for the periods indicated, and each such statement has been, and shall have been, prepared in accordance and compliance with all standards and instructions of the FDIC (the "Regulatory Accounting Standards"), and in conformity with generally accepted accounting principles applied on a consistent basis, except as otherwise stated, and except that any unaudited interim statements are subject to normal year-end audit adjustments which shall not be materially adverse.

                    (c) The financial statements and Call Reports described in Subsection (a) above, do not, as of the dates thereof, include any material assets or omit to state any material liability, absolute or contingent, or other facts, the inclusion or omission of which renders such financial statements, in light of the circumstances under which they were made, materially misleading.

          Section 3.05. Reserves for Possible Loan Losses. The reserves for possible loan and lease losses shown on Bank's Call Report filed as of June 30, 1994, are to the best knowledge of Bank adequate in all respects to provide for all losses, and net of recoveries relating to loans previously charged off, on loans outstanding as of the date of such statement, and the loan portfolios of Bank at such dates in excess of such reserves are all fully collectible in accordance with their terms.

          Section 3.06. Absence of Certain Changes or Events. Except as has been disclosed in Exhibit C hereto (the "Disclosure Schedule"), since January 1, 1994, there has not been any material adverse change in the business, properties or financial condition of Bank nor any development involving a prospective change in Bank's business, which has affected or may affect materially and adversely the businesses, properties or financial condition or the results of operations of Bank, and Bank has conducted its business only in the ordinary course consistent with past practice.

          Section 3.07. Title. Bank has good and marketable title to all assets and properties, whether real or personal, tangible or intangible, which it purports to own, including without limitation, all assets and properties reflected in the most recent financial statements or Call Reports referred to in Section 3.04(a) hereof, or acquired subsequent thereto (except to the extent such assets and properties have been disposed of for fair value in the ordinary course of business since the date of such financial statements), subject to no liens, mortgages, security interests, encumbrances or charges of any kind except: (i) as noted in said financial statements or the notes thereto; (ii) statutory liens not yet delinquent;

(iii) security interests granted incident to borrowings by Bank from the Federal Reserve Banks or to secure deposits of funds by federal, state or other governmental agencies; (iv) minor defects and irregularities in title and encumbrances which do not materially impair the use thereof for the purposes for which they are held; (v) liens in connection with repurchase agreements and any other liens incurred in the ordinary course of business; and (vi) such liens, mortgages, security interests, encumbrances and charges as are not, in the aggregate, material to the assets and properties of Bank. The Disclosure Schedule sets forth a list of all material leases pursuant to which Bank leases real or personal property. All such leases are valid, binding and enforceable in accordance with their terms, and are in full force and effect, and there are no existing defaults by Bank thereunder or (to the best knowledge of Bank) any other party thereto; and no event has occurred which (whether with or without notice, lapse of time or both) would constitute a default thereunder. True and correct copies of such leases have been delivered to the Corporation. None of the buildings, structures or appurtenances described in the Disclosure Schedule or the operation or maintenance thereof as now operated or maintained, contravenes any zoning ordinance or other administrative regulation (whether or not permitted because of prior non-conforming use) or violates any restrictive covenant or any provision of law, the effect of which would materially interfere with or prevent the continued use of such properties for the purposes for which they are now being used or would materially and adversely affect the value thereof.

          Section 3.08. Litigation. Except as set forth in the Disclosure Schedule hereto, no claims have been asserted and no relief has been sought against Bank in any pending litigation or government proceedings (including without limitation any notice of possible violation or non-compliance with any environmental law, rule or regulation) or otherwise which might result in a judgment, decree or order having a material adverse effect on the financial condition, results of operations, assets, business or prospects of Bank. To the best of Bank's knowledge there is no reasonable basis for any material proceedings, claims, actions or government investigation (including without limitation any notice of possible violation or non-compliance with any environmental law, rule or regulation). Bank is not a party to any order, judgment or decree which will, or might reasonably be expected to have, a material adverse effect on its business, operations, assets, financial condition or prospects.

          Section 3.09. Compliance with Laws. Bank has all permits, licenses, certificates of authority, orders and approvals of, and has made all filings, applications and registrations with federal, state or local government or regulatory bodies that are required in order to permit it to carry on its business as presently conducted and the absence of which would have a material adverse effect on such business. All such permits, licenses, certificates of authority, orders and approvals are in full force and effect, to the knowledge of Bank, no suspension or cancellation of any of them is threatened; and all such filings, applications and registrations are current in all material respects. Bank is not in default under any order, license, regulation or demand of any federal, state, local or other government agency or with respect to any order, writ, injunction or decree of any court, in each case which violation, infringement or default would have a material adverse effect on the financial condition, results of operations, business or prospects of Bank.

          Section 3.10. Taxes. Bank has filed with the appropriate government agencies all federal, state and local income, franchise, excise, real and personal property and other tax returns and reports which are required to be filed by it and Bank is not delinquent in the payment of any taxes shown on such returns or reports or on any assessments for any such taxes received by it. The tax and audit positions taken by Bank in connection with the tax returns described in this section were reasonable and asserted in good faith. To Bank's knowledge, there are no examinations by the Internal Revenue Service or the Wisconsin Department of Revenue for any years pending with respect to Bank. The Disclosure Schedule sets forth the date or dates through which the Internal Revenue Service and the Wisconsin Department of Revenue, respectively, have examined the income tax returns of Bank. There are included in the most recent financial statements (or the notes thereto) referred to in Section 3.04(a) hereof, adequate reserves for the payment of all accrued but unpaid federal, state and local taxes of Bank including interest and penalties, whether or not disputed, for the period ended as of the date of such statements and for all fiscal periods prior thereto. Bank has not executed or filed with the Internal Revenue Service any agreement extending the period for assessment and collection of any federal or state tax, nor is Bank a party to any action or proceeding by any government authority for assessment or collection of taxes, nor has any claim for assessment or collection of taxes been asserted against Bank.

          Section 3.11. Employment Contracts and Benefits; Material Contracts. Except as disclosed in the Disclosure Schedule, there are no: (i) employment, severance, consulting or other compensation agreements between Bank and any officer, director or employee of Bank; and Bank is not a party to or bound by any written or oral employment contract (including without limitation, any collective bargaining contract or union agreement) which is not terminable without penalty by Bank on sixty days' or less notice; (ii) bonus, profit-sharing, severance, termination, stock option, pension, retirement, deferred or contingent compensation or other employee benefit agreements, trusts, plans or other arrangements for the benefit of any director, officer or employee of Bank; (iii) material leases or licenses with respect to any property, real or personal, whether as landlord, tenant, licensor or licensee; (iv) contracts or commitments for capital expenditures in excess of $50,000 for any one project; (v) material contracts or commit-ments made in the ordinary course of business for the purchase of materials or supplies or for the performance of services over a period of more than sixty days from the date of this Agreement; or (vi) contracts or options to purchase or sell any real or personal property otherwise than in the ordinary course of business. Bank has in all material respects performed all obligations required to be performed by it to date and is not in default under any outstanding indenture, mortgage, contract, lease or other agreement to which it is a party or by which it is bound or under any provision of its Articles of Incorporation or By-Laws, which might result in, or have consequences which might result in, a material adverse effect on the financial condition, results of operations, assets, business or prospects of Bank.

          Section 3.12.  Employee Benefit Plans.

                   (a) Existence of Plans. The Disclosure Schedule lists all employee benefit plans (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and all bonus, stock option, stock purchase, restricted stock, incentive, deferred com-pensation, retiree medical or life insurance, supplemental retirement, severance or other benefit plans, programs or arrangements, and all material employment, termination, severance or other employment contracts or employ-ment agreements, with respect to which Bank has any obligation (collectively, the "Plans"). Bank has furnished or made available to the Corporation a complete and accurate copy of each Plan (or a description of the Plans, if the Plans are not in writing) and a complete and accurate copy of each material document prepared in connection with each such Plan, including, without limitation and where applicable, a copy of: (i) each trust or other funding arrangement; (ii) each summary plan description and summary of material modifications; (iii) the most recently filed Internal Revenue Service ("IRS") Form 5500 and related schedules; (iv) the most recently issued IRS determination letter for each such Plan; and (v) the most recently prepared actuarial report and financial statement in connection with each such Plan.

               (b) Absence of Certain Types of Plans. Bank does not maintain or contribute to, or within the five years preceding the Effective Time has not maintained or contributed to, an employee pension benefit plan subject to Title IV of ERISA. Except as listed on the Disclosure Schedule, none of the Plans obligates Bank to pay material separation, severance, termination or similar-type benefits solely as a result of any transaction contemplated by this Agreement or as a result of a "change in control," within the meaning of such term under Section 280G of the Code. Except as listed in the Disclosure Schedule or as required by COBRA, none of the Plans provides for or promises retiree medical, disability or life insurance benefits to any current or former employee, officer or director of Bank.

               (c) Compliance with Applicable Law. Except as listed on the Disclosure Schedule, each Plan has been operated in all respects in accordance with the requirements of all applicable Law and all persons who participate in the operation of such Plans and all Plan "fiduciaries" (within the meaning of Section 3(21) of ERISA) have acted in accordance with the provisions of all applicable Law, except where such violations of applicable Law would not, individually or in the aggregate, have a material adverse effect on Bank. Bank has performed all obligations required to be performed by it under, is not in any respect in default under or in violation of, and has no knowledge of any default or violation by any party to, any Plan, except where such failures, defaults or violations would not, individually or in the aggregate, have a material adverse effect on Bank. No legal action, suit or claim is pending or threatened with respect to any Plan (other than claims for benefits in the ordinary course) and, except as disclosed in the Disclosure Schedule, to the knowledge of Bank no fact or event exists that could give rise to any such action, suit or claim. Except as listed on the Disclosure Schedule, Bank has not incurred any material liability to the Pension Benefit Guaranty Corporation or any material "withdrawal liability" within the meaning of Title IV of ERISA.

                (d) Qualification of Certain Plans. Each Plan that is intended to be qualified under Section 401(a) of the Code or Section 401(k) of the Code has received a favorable determination letter from the IRS (as defined herein) that it is so qualified, and each trust established in connection with any Plan that is intended to be exempt from federal income taxation under Section 501(a) of the Code is so exempt, and no fact or event has occurred since the date of such determination letter from the IRS to adversely affect the qualified status of any such Plan or the exempt status of any such trust. Except as disclosed on the Disclosure Schedule, no trust maintained or contributed to by Bank is intended to be qualified as a voluntary employees' beneficiary association or is intended to be exempt from federal income taxation under Section 501(c)(9) of the Code.

               (e) Absence of Certain Liabilities and Events. Except for matters listed on the Disclosure Schedule, there has been no prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code) with respect to any Plan. Bank has not incurred any liability for any excise tax arising under Section 4972 or 4980B of the Code and to the knowledge of Bank no fact or event exists that could give rise to any such liability.

               (f) Plan Contributions. All contributions, premiums or payments required to be made with respect to any Plan have been made on or before their due dates.

          Section 3.13. Conduct. Except as set forth in the Disclosure Schedule hereto, since December 31, 1993 Bank has not: (i) declared or set aside or paid any dividend or other distribution in respect of its capital stock, or directly or indirectly, purchased, redeemed or otherwise acquired any shares of such stock; (ii) incurred any obligations or liabilities (absolute or contingent), or mortgaged, pledged or subjected to liens or encumbrances (other than statutory liens not yet delinquent) any of its assets or properties, except certificates of deposit, repurchase agreements, letters of credit, cashier's checks, borrowings from the Federal Reserve Banks, and obligations and liabilities incurred in the ordinary course of business, discharged or satisfied any lien or encumbrance or paid any obligation or liability (absolute or contingent), other than current liabilities included in the financial statements, current liabilities incurred since the date thereof in the ordinary course of business and liabilities incurred in carrying out the transaction contemplated by this Agreement; (iii) sold, exchanged or otherwise disposed of or acquired assets other than in the ordinary course of business; (iv) made any general wage or salary increase to its employees as a class, or to any executive officer or director, entered into or amended any employment contract, severance or similar agreement or arrangement with any officer or salaried employee or established any new or modified or amended any existing employee welfare, bonus, stock option, profit-sharing, retirement or other employee benefit plan or arrangement; (v) suffered any damage, destruction or loss, whether or not covered by insurance, materially and adversely affecting their business, properties or assets or waived any rights of value which in the aggregate are material; (vi) except in the ordinary course of business, entered or agreed to enter into any agreement or arrangement granting any preferential rights to purchase any of its assets, properties or rights or requiring the consent of any party to the transfer and assignment of any such assets, properties or rights; or (vii) entered into any transactions outside the ordinary course of business except as expressly contemplated by this Agreement.

          Section 3.14. Continuity of Interest. To the best of Bank's knowledge, there is no plan or intention on the part of Bank's shareholders to sell, exchange or otherwise dispose of a number of shares of the M&I Stock to be received by them in the Consolidation which would reduce the holdings of such M&I Stock to a number of shares having, in the aggregate, a value at the time of the Consolidation of less than 50% of all capital stock of Bank outstanding prior to the Consolidation. For purposes of this representation, shares of Bank Stock exchanged for cash or other property, surrendered by dissenters, or exchanged for cash in lieu of fractional shares of M&I Stock will be treated as outstanding Bank Stock on the date of the Consolidation. Moreover, shares of Bank Stock and shares of M&I Stock held by Bank shareholders and otherwise sold, redeemed, or disposed of prior or subsequent to the Consolidation will be considered in making this representation.

          Section 3.15. Approval by Bank Board; Recommendation to Bank Shareholders. The Board of Directors of Bank has determined that this Agreement, the Consolidation and the other transactions contemplated hereby are fair to the shareholders of Bank and recommended that the shareholders of Bank authorize and approve this Agreement, the Consolidation Agreement and the transactions contemplated herein (the "Board Resolutions"); the Board Resolutions are in full force and effect, have not been withdrawn, modified, amended or rescinded in any respect prior to the date hereof and will not be withdrawn, modified, amended or rescinded in any respect prior to the Effective Time; and the affirmative votes of only two-thirds (2/3) of the outstanding shares of Bank Stock are required to authorize and approve this Agreement, the Consolidation Agreement and the transactions contemplated herein and therein.

          Section 3.16. Insurance. To the best of Bank's knowledge, Bank has in effect insurance coverage with reputable insurers, which in respect to amounts, types and risks insured, is adequate for companies of comparable size engaged in business similar to that in which Bank is engaged. A schedule of all insurance policies in effect as to Bank is set forth in the Disclosure Schedule. All material policies of fire, product or other liability, worker's compensation and other similar forms of insurance owned or held by Bank are in full force and effect, all premiums with respect thereto covering all periods up to and including the date as of which this representation is being made have been paid and no notice of cancellation or termination has been received with respect to any such policy. Such policies are valid, outstanding and enforceable policies, and will not in any way be affected by, or terminate or lapse by reason of, the transactions contemplated by this Agreement.

          Section 3.17. Absence of Adverse Agreements. Bank is not a party to any agreement or instrument or any judgment, order or decree or any rule or regulation of any court or other government agency or authority which materially and adversely affects or in the future may, to the best knowledge of Bank, materially and adversely affect the financial condition, results of operations, assets, business or prospects of Bank.

          Section 3.18. Disclosure. No representation or warranty made by Bank contained in this Agreement and no statement contained in any certificate, list, exhibit or other instrument specified in this Agreement, whether heretofore furnished to the Corporation or hereafter required to be furnished to the Corporation, contains or will contain any untrue statement of a material fact or omits or will omit to state a material fact necessary to make the statements contained therein not misleading.

          Section 3.19. Internal Controls and Records. Bank maintains books of account which accurately and validly reflect, in all material respects, all loans, mortgages, collateral and other business transactions and maintains accounting controls sufficient to ensure that all such transactions are (i) in all material respects, executed in accordance with its management's general or specific authorization, and (ii) recorded in conformity with generally accepted accounting principles. There is no amendment to any lending agreement, collateral document or security which is not fully reflected in Bank's books and records.

          Section 3.20. Loan Schedule. The Disclosure Schedule contains a Loan Schedule identifying certain loan agreements, notes and borrowing arrangements between Bank and its borrowers. Except as specifically noted on the Loan Schedule: (i) as of the date of this Agreement, Bank is not a party to any written or oral loan agreement, note or borrowing arrangement under the terms of which the obligor is 30 days or more delinquent in payment of principal or interest or, to the best of Bank's knowledge, in default of any other provision as of the dates shown thereon other than loans the unpaid balance of which does not exceed $10,000 per loan; (ii) as of the date of this Agreement Bank is not a party to any written or oral loan agreement, note or borrowing arrangement which has been classified as "substandard," "doubtful," "loss," "other loans especially mentioned" or any comparable classifications by Bank, FDIC or Commissioner of Banking; (iii) as of the date of this Agreement Bank is not a party to any written or oral loan agreement, note, or borrowing arrangement, including any loan guaranty, with any director, executive officer or ten percent shareholder of Bank, or any person, corporation or enterprise controlling, controlled by or under common control with any of the foregoing; or (iv) as of the date of this Agreement, to the best of Bank's knowledge, Bank is not a party to any written or oral loan agreement, note or borrowing arrangement in violation of any law, regulation or rule of any governmental authority and which violation could affect Bank in a materially adverse manner.

          Section 3.21. Brokers. Neither Bank nor any of its officers and directors have engaged any broker or finder or incurred any liability for any brokerage fees, commissions or finder's fees in connection with the Consolidation or the transactions contemplated herein. Bank agrees to indemnify the Corporation against any claim by any third person for any commission, brokerage or finder's fee, or other payment with respect to this Agreement, the Consolidation Agreement or the transactions contemplated herein and therein based on any alleged agreement or understanding between such party and such third person, whether express or implied from the actions of such party.
          Section 3.22.  Environmental Matters.

                   (a) To the best of Bank's knowledge and except as disclosed in the Disclosure Schedule: (i) Hazardous Materials (as defined below) have not been stored, released or disposed of on or from Bank's Property (as defined below) or, to the actual knowledge of Bank, any property adjoining Bank's Property; (ii) Environmental Permits (as defined below) have been obtained and are in effect for the operations conducted at Bank's Property; (iii) Bank is in compliance in all material respects with the requirements of all of their Environmental Permits; and (iv) there are no circumstances with respect to any Bank Property that could reasonably be anticipated to form the basis of an Environmental Claim against the Bank or Bank's Property that, individually or in the aggregate, could have a material adverse effect on Bank or to cause Bank's Property to be subject to any restrictions on ownership, occupancy, use or transferability under any applicable Environmental Law.

               (b) As used herein, the following terms shall be defined as follows:

                    (i) "Bank's Property" means any real property and improvements currently owned, leased, used, operated or occupied by Bank, including properties acquired by foreclosure or held or operated in a fiduciary or managerial capacity;

                    (ii) "Hazardous Materials" means (A) any petroleum or petroleum products, radioactive materials, asbestos in any form that is or could become friable, urea formaldehyde foam insulation, transformers or other equipment that contain dielectric fluid containing levels of polychlorinated biphenyls and radon gas; (B) any chemicals, materials or substances defined as or included in the definition of "hazardous sub-stances," or words of similar import, under any applicable Environmental Law; and (C) any other chemical, material or substance, exposure to which is prohibited, limited or regulated by any governmental authority;

                    (iii) "Environmental Law" means any federal, state, local or foreign statute, law, rule, regulation, ordinance, code, policy or rule of common law in effect and in each case as amended as of the Effective Time, and any judicial or administrative interpretation thereof as of the Effective Time, including any judicial or administrative order, consent decree or judgment, relating to the environment, health, safety or Hazardous Materials;

                    (iv) "Environmental Claims" means any and all administrative, regulatory or judicial actions, suits, demands, demand letters, claims, liens, notices of noncompliance or violation, investigations or proceedings relating in any way to any Environmental Law or Environmental Permit; and

                    (v) "Environmental Permits" means all permits, approvals, identification numbers, licenses and other authorizations required under any applicable Environmental Law.

                                  ARTICLE IV
                  REPRESENTATIONS AND WARRANTIES OF THE CORPORATION

                 The Corporation represents and warrants as follows:

          Section 4.01. Organization. The Corporation is a corporation validly existing and in active status under the laws of the State of Wisconsin with all necessary power to carry on its business as it is now being conducted. The Corporation is a registered bank holding company under the Bank Holding Company Act of 1956, as amended.

          Section 4.02. Capitalization. The outstanding capital stock of the Corporation is, and the shares of M&I Stock to be issued pursuant to this Agreement and the Consolidation Agreement, when so issued, will be, duly authorized, validly issued, fully paid and non-assessable (except as provided by applicable law) and have not, and will not have, been issued in violation of the preemptive rights of any person.

          Section 4.03. Filings and Reports. The Corporation has previously delivered to Bank true and complete copies of: (i) its Annual Report on Form 10-K for the fiscal years ended December 31, 1991, 1992 and 1993, respectively, as filed with the Commission; (ii) Proxy Statements relating to all meetings of the Corporation's shareholders (whether annual or special) during 1992, 1993 and 1994; and (iii) all other reports, statements and registration statements (including current reports on Form 8-K and quarterly reports on Form 10-Q) filed by it with the Commission since January 1, 1993 (collectively, the Corporation's "SEC Reports"). As of their respective filing dates, the Corporation's SEC Reports did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. The audited and unaudited consolidated financial statements of the Corporation included in the Corporation's SEC Reports have been prepared in accordance with generally accepted accounting principles applied on a consistent basis (except as stated in such financial statements) and fairly present the financial position of the Corporation and its consolidated Subsidiaries as of the dates thereof and the results of their operations and changes in financial position of the Corporation and its consolidated Subsidiaries for the periods then ended, subject, in the case of the unaudited financial statements, to normal year-end audit adjustments which shall not be materially adverse.

          Section 4.04. Litigation. No claims have been asserted and no relief has been sought against the Corporation or any of its Subsidiaries in any pending litigation or governmental proceedings or otherwise, which might result in a judgment, decree or order having a material adverse effect on the financial condition, results of operations, business or prospects of the Corporation and its consolidated Subsidiaries, taken as a whole, or on the transactions proposed by this Agreement.

          Section 4.05. Authority and Validity of Agreement. The Corporation has full corporate power and authority to enter into this Agreement and to consummate the transactions contemplated herein. The execution, delivery and performance of this Agreement by the Corporation have been duly authorized by all requisite corporate action. Subject to the government approvals described below, this Agreement will constitute a valid and binding obligation of the Corporation, enforceable in accordance with its terms, except as such terms may be affected by bankruptcy, insolvency, mora-torium and similar laws affecting the rights of creditors generally and by the availability of equitable remedies. Provided the required approvals are obtained from the Federal Reserve Board, the Commissioner of Banking and the FDIC, and the offering, sale and delivery of the M&I Stock to be issued hereunder (and under the Consolidation Agreement) are duly registered pursuant to the 1933 Act and Rule 145 thereunder, neither the execution, delivery and performance of this Agreement or the Consolidation Agreement nor the consummation of the Consolidation contemplated herein and therein, will conflict with, result in the breach of, constitute a default under or accelerate the performance provided by, the terms of any law, or any rule or regulation of any government agency or authority or any judgment, order or decree of any court or other government agency to which the Corporation may be subject, any contract, agreement or instrument to which the Corporation is a party or by which the Corporation is bound or committed or the Articles of Incorporation or By-Laws of the Corporation or constitute an event which with the lapse of time or action by a third party could result in a default under any of the foregoing or result in the creation or imposition of any lien, charge or encumbrance upon any of the assets or properties of the Corporation or upon any shares of M&I Stock.

             Section 4.06. Disclosure. No representation or warranty made by the Corporation contained in this Agreement and no statement contained in any certificate, list, exhibit or other instrument specified in this Agreement, whether heretofore furnished to Bank or hereafter required to be furnished to Bank, contains or will contain any untrue statement of a material fact or omits or will omit to state a material fact necessary to make the statements contained therein not misleading.


                                      ARTICLE V
                         ADDITIONAL COVENANTS AND AGREEMENTS

          Section 5.01. Conduct of Business Prior to Closing. From and after the date of this Agreement until the Effective Time, Bank shall: (i) carry on its business diligently and in substantially the same manner as it did prior to the Effective Time; (ii) maintain and keep its properties in as good repair and condition as at present, except for depreciation due to ordinary wear and tear and damage due to casualty; (iii) maintain in full force and effect insurance comparable in amount and in scope of coverage to that it now maintains; (iv) perform all of its obligations under contracts, leases and documents relating to or affecting its assets, properties and business; (v) maintain and preserve its business organization intact, retain its present employees and maintain its relationship with customers; and (vi) comply with and perform all obligations and duties imposed upon it by federal and state laws and all rules, regulations and orders imposed by federal or state governmental authorities. Without limiting the generality of the foregoing, except as specifically contemplated in this Agreement, from the date hereof until the Effective Time, Bank shall not enter into any agreement or otherwise commit to do, without the written consent of the Corporation, any of the following:

               (a) (i) incur or assume any material obligation or liability, including without limitation any obligation for borrowed money whether or not evidenced by a note, bond, debenture or similar instrument,
(ii) assume, guaranty, endorse or otherwise become liable or responsible (whether directly, contingent or otherwise) for the obligations of any other person; or (iii) mortgage, license, pledge or grant a security interest in any of its material assets or allow to exist any material lien thereon;

except (A) for liabilities and obligations (including corporate debt issuances) incurred in the ordinary course of business consistent with past practice and in amounts not material to Bank; or undertaken in connection with the capital expenditures otherwise permitted under this section; and (B) as may be required under existing agreements to which Bank is a party;

               (b) change its lending, investment, liability management and other material banking policies in any material respect; organize any Subsidiaries or enter into any new non-banking line of business whether or not permissible under applicable federal or state law, make any material changes in its operations or make any material investment in any other person, firm or entity;

               (c) propose, adopt or permit any amendment to its Articles of Incorporation or By-Laws or the terms of any securities issued by it;

               (d)  in an aggregate amount exceeding One Hundred
Thousand Dollars ($100,000.00) authorize, incur or commit to any capital expenditures other than capital expenditures consistent with the budget heretofore furnished to and approved by the Corporation;

               (e) (i) split, combine or reclassify any Bank Stock or redeem, purchase or otherwise acquire any shares of its capital stock or any securities or obligations convertible into or exchangeable for any shares of its capital stock, or any options, warrants, conversion or rights to acquire any shares of its capital stock or any securities or obligations; (ii) merge with or into any other corporation or bank, permit any other corporation or bank to merge into it or consolidate with any other corporation or bank, or effect any reorganization or recapitalization; (iii) purchase or otherwise acquire any substantial portion of the assets, or more than 5% of any class of capital stock, of any corporation, bank or other business; and (iv) liquidate, sell, dispose of, or encumber any assets other than in the ordinary course of business consistent with past practice which assets are not material to Bank;

               (f) revalue in any material respect any of its assets, including without limitation the writing down or writing off the value of any asset; or change its methods of accounting, except as required by changes in generally accepted accounting principles as concurred in by Arthur Andersen & Co., or change any of its methods of reporting income and deductions for Federal income tax purposes, except as required by changes in applicable law;

               (g) make any tax election or settle or compromise any income tax liability material to Bank;

               (h) pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction in the ordinary course of business of liabilities reflected or reserved against in, or contemplated by, the financial statements (or the notes thereto) of Bank or incurred in the ordinary course of business consistent with past practice;

               (i) (i) issue, grant, sell or pledge any shares of its capital stock or any securities convertible into capital stock, or permit any shares of its capital stock held in its treasury to become outstanding, except upon exercise of rights or options outstanding under employee benefit plans, programs or arrangements in existence on the date hereof; (ii) confer, issue, sell, grant or award any options, warrants, conversion or other rights not outstanding on the date hereof to acquire any shares of its capital stock not outstanding on the date hereof, including without limitation, the issue, sale, or grant of any option or stock appreciation right; or (iii) amend any of the terms of any such outstanding securities, options, warrants, rights or agreements;

               (j) take or suffer to exist any of the actions described in Section 3.13 hereof;

               (k) (i) enter into or adopt any new employee benefit plan or agreement, or (except as required under existing plans or agreements) increase in any manner the compensation or benefits of any of its officers, directors or other employees; (ii) pay or agree to pay any pension, retirement or severance allowance or other employee benefit not required or permitted by any existing plan, agreement or arrangement to any director, officer or key employee; (iii) adopt or commit itself to any additional pension, profit sharing, bonus, incentive, deferred compensation, insurance, or other employee benefit plan, agreement or arrangement or to any employment or consulting agreement with or for the benefit of any director, officer or employee; (iv) amend any such plan, agreement or arrangement; or (v) enter into any contract, agreement or commitment to do any of the foregoing; or

               (l) declare or pay any dividends on its outstanding shares of capital stock, except for regular dividends paid in the ordinary course of business and consistent with past practices of Bank.

          Section 5.02. Information Requirements. Bank shall, between the date hereof and the Effective Date, deliver to the Corporation complete copies of:

               (a) as soon as practicable, but in no event later than thirty (30) days after the end of each fiscal year, Bank's Call Reports and Bank's unaudited Balance Sheet as of the last day of such year and its Statements of Income, Changes in Shareholders' Equity and Changes in Financial Position for the fiscal year then ended, together with comparable data relating to the preceding fiscal year, all certified as true and correct by Bank's principal accounting or financial officer, subject to normal year-end fiscal audit adjustments;

                (b) as soon as practicable, but in any event not later than thirty (30) days after the end of each fiscal quarter commencing with the quarter ending June 30, 1994, its unaudited Balance Sheet and Bank Call Reports as of the close of such fiscal quarter and the related unaudited Statements of Income, Changes in Shareholders' Equity and Changes in Financial Position for each such fiscal quarter, certified as accurate by Bank's principal accounting officer; and

               (c) all management and other letters delivered to Bank by its independent auditors, and Bank will make available all reports and work papers produced or developed by Bank's auditors in connection with their examination of the financial statements of Bank, as well as all working papers and reports for any prior period for which any tax or other liability of Bank has not been finally determined or barred by the statute of limitations.

The financial statements and Call Reports described in subsections (a) and
(b), above, shall fairly present, as of their respective dates, the financial position of Bank and the results of operations for the periods indicated; and each such statement has been, and shall have been, prepared in conformity with the Regulatory Accounting Standards and generally accepted accounting principles applied on a consistent basis. The financial statements described in Subsections (a) and (b), above, shall not, as of the dates thereof, include any material assets or omit to state any material liability, absolute or contingent, or other facts, the inclusion or omission of which renders such financial statements, in light of the circumstances under which they were made, materially misleading, and there shall not have been since December 31, 1993, any material adverse change in the financial condition, results of operations, assets, business or prospects of Bank, other than changes in the ordinary course of business, none of which individually or in the aggregate has been materially adverse.

          Section 5.03. Shareholders' Meeting. Bank, acting through its Board of Directors, shall promptly in accordance with applicable law:

                (a) take all actions necessary to duly call, give notice of, convene and hold an annual or special meeting of its shareholders (the "Shareholders' Meeting") as soon as practicable for the purpose of considering and taking action upon this Agreement, the Consolidation and related matters;
               (b) subject to its fiduciary duties under applicable law as determined by Bank's Board of Directors, include in the Prospectus/Proxy (as defined in Section 5.04) the recommendation of Bank's Board of Directors that shareholders of Bank vote in favor of the approval and adoption of this Agreement, the Consolidation and the transactions contemplated hereby; and

               (c) use its best efforts (i) to obtain and furnish the information required to be included by it in the Prospectus/Proxy and cause the Prospectus/Proxy Statement to be mailed to its shareholders at the earliest practicable time and (ii) to obtain the necessary approvals by the requisite percentage of its shareholders of this Agreement, the Consolidation and the other transactions contemplated hereby.

          Section 5.04. Registration Statement Information. Bank will furnish the Corporation with all information concerning Bank required for inclusion: (i) in a registration statement (including the related prospectus) on Form S-4 (or other appropriate form), any amendments thereto or any supplements to any prospectus contained therein (the "Registration Statement"), filed by the Corporation with the Securities and Exchange Commission (the "Commission") in order to register under the 1933 Act or in any blue sky application or exemption request filed with any state securities commission regarding, the offer, sale and delivery of the shares of the M&I Stock to be issued pursuant to the Consolidation; or (ii) in any application or statement made by the Corporation to any government agency or authority in connection with the transaction contemplated by this Agreement and the Consolidation Agreement. Bank hereby represents and warrants to the Corporation that at the time the Registration Statement and Blue Sky Permits become effective, the Registration Statement and the Prospectus/Proxy Statement included therein and all Blue Sky Applications, insofar as they relate to Bank and are based upon written information furnished by Bank to the Corporation for use therein: (i) will comply in all material respects with the provisions of the 1933 Act, including the requirement to provide audited financial information with respect to Bank to the Corporation; and
(ii) will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, and that, at the time of the shareholders meeting referred to in Section 5.03, above and at the Effective Time, the Prospectus/Proxy Statement, as amended or supplemented by any amendment filed by the Corporation, insofar as it relates to Bank and is based upon written information furnished by Bank to the Corporation for use in such Prospectus/Proxy Statement, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

          Section 5.05.  Filing of Registration Statement; Blue Sky
Filings. The Corporation will, after receiving from Bank all information necessary for the Registration Statement regarding Bank, file the Registration Statement with the Commission as soon as practicable and use its best efforts to cause the Registration Statement to become effective as soon thereafter as practicable. The Corporation shall make all appropriate applications and filings with and obtain all appropriate consents, permits, registrations (or exemptions therefrom) required by any state securities law in connection with this Agreement, and the same shall be in effect prior to the mailing of the Prospectus/Proxy Statement to Bank shareholders, at the date of the special meeting of shareholders of Bank and at the Effective Time. The Corporation represents and warrants to Bank that at the time the Registration Statement and Blue Sky permits become effective, the

Registration Statement and the Prospectus/Proxy Statement included therein and all Blue Sky Applications: (i) will comply in all material respects with the provisions of the 1933 Act; and (ii) will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; and that, at the time of the shareholders meeting referred to in Section 5.03, above and at the Effective Time, the Prospectus/Proxy Statement, as amended or supplemented by any amendment or supplement filed by the Corporation will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein, in light of the circumstances under which they were made, not misleading; provided, however, that none of the representations and warranties in this
Section 5.05 shall apply to statements in or omissions from the Registration Statement or Prospectus/Proxy Statement made in reliance upon and in confor-mity with written information furnished by Bank for use in the Registration Statement or Prospectus/Proxy Statement as provided in Section 5.04, above.

          Section 5.06. Government Filings. The Corporation shall promptly prepare and file with the Federal Reserve Board, the Commissioner of Banking, the FDIC, and other appropriate state and federal banking regulatory agencies, applications on appropriate forms to complete the Consolidation and the other transactions contemplated herein and will use its best efforts to have all such applications approved as promptly as possible.

          Section 5.07. Access, Investigation and Review. From and after the date of this Agreement, Bank shall afford to the officers, attorneys and accountants and other authorized representatives of the Corporation full and free access to the properties, books, contracts, commitments and records of Bank, at all reasonable times during business hours, and such representatives of the Corporation shall be furnished with true and complete copies of the same and with all other information concerning the affairs of Bank as such representatives may reasonably request. Any such information treated as confidential by Bank (and so marked at the time of release to the repre-sentatives of the Corporation) shall be kept confidential by the representa-tives of the Corporation (and shall be used by them only in connection with this Agreement and the transactions contemplated hereby) except to the extent that: (i) it was already known to such representatives when received; (ii) it hereafter becomes lawfully obtainable from other sources; or (iii) it is required to be disclosed by the Corporation in any document required to be filed with the Federal Reserve Board, the Commissioner of Banking, the FDIC, the Securities and Exchange Commission or any other government agency or authority.

          Section 5.08. No Solicitation. Neither Bank nor any of its officers, directors, employees, agents or representatives (including, without limitation, investment bankers, attorneys and accountants) shall directly or indirectly, without the prior written consent of the Corporation, initiate contact with, solicit or encourage any inquiries or proposals by or except as, in the written opinion of Bank's counsel, may be required by the fiduciary duties of the Board of Directors of Bank, enter into any discussions or negotiations or agreements with, or disclose directly or indirectly any information not customarily disclosed concerning its business and properties, or afford any access to its properties, books and records to, any corporation, partnership, person or other entity or group in connection with any possible proposal regarding a tender offer for or sale of Bank's capital stock or a consolidation, merger, or sale of all or a substantial portion of the assets of Bank or any similar transaction.

          Section 5.09.  Consultation and Notice of Actions and
Proceedings. During the period from the date of this Agreement to the Effective Time, Bank will cause one or more of its officers to confer on a regular and frequent basis with officers of the Corporation to report the general status of ongoing operations and to consult with the Corporation as to the making of any decisions or the taking of any actions in matters outside the ordinary course of business. Bank shall promptly notify the Corporation of any claims, actions, proceedings or investigations commenced or, to the best of its knowledge threatened, involving Bank or any of its properties or assets or, to the best of its knowledge, any employee, director or officer of Bank which if pending on the date hereof would have been required to be disclosed in writing pursuant to Section 3.08 hereof or which relates to the consummation of the Consolidation. Bank shall give prompt notice to the Corporation of: (i) any notice of, or other communication relating to, a default or event of default which, with notice or lapse of time or both, would become a default, received by Bank subsequent to the date of this Agreement and prior to the Effective Time, under any agreement, indenture or instrument material to the financial condition, properties, business or results of operations of Bank to which Bank is a party or is subject; (ii) any notice or other communication from any third party alleging that the consent of such third party is or may be required in connection with the transactions contemplated by this Agreement; (iii) any notice or other communication from any regulatory authority in connection with the transactions contemplated hereby; or (iv) any material adverse change in the financial condition, properties, businesses or results of operations of Bank.

          Section 5.10.  Agreement by Affiliated Shareholders of Bank.

               (a) Bank shall deliver to the Corporation a letter identifying all persons whom it believes to be, at the time of the shareholders meeting referred to in Section 6.01, an "affiliate" for purposes of Rule 145 under the Securities Act; and

               (b) Each shareholder of Bank who shall, in the opinion of counsel to the Corporation, be deemed to be an "affiliate" of Bank, within the meaning of such term as used in Rule 145 ("Rule 145") of the General Rules and Regulations (the "Rules") of the Commission under the 1933 Act, shall enter into an agreement ("Affiliate Agreement"), prior to the Effective Date, substantially in the form attached hereto as Exhibit B to the effect that no disposition of M&I Stock received in the Consolidation will be made by such persons except within the limits and in accordance with the applicable provisions of said Rule 145, as amended from time to time, or except in a transaction which, in the opinion of legal counsel reasonably satisfactory to the Corporation, is exempt from registration under the Securities Act.

          Section 5.11. Reasonable Best Efforts. Subject to the terms and conditions herein provided, each of the parties hereto agrees to use its reasonable best efforts to take, or cause to be taken, all action, and to do, or cause to be done, all things reasonably necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement, including, without limitation:
(i) cooperation in the preparation and filing of the Prospectus/Proxy Statement and any amendments thereto; (ii) the satisfaction of all requirements of any financing agreements; (iii) the taking of all action reasonably necessary, proper or advisable to secure existing debt obligations of Bank or amend the notes, indentures or agreements relating thereto to the extent required by such notes, indentures or agreements or redeem or repurchase such debt obligations; and (iv) the execution of any additional instruments necessary to consummate the transactions contemplated hereby. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers and directors of each party hereto shall take all such necessary action.

          Section 5.12. Public Announcements. The Corporation and Bank, as the case may be, will consult with one another before issuing any press release or otherwise making any public statements with respect to the transactions contemplated by this Agreement, and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by applicable law or by obligations pursuant to any listing agreement with any national securities exchange, as determined by the Corporation or Bank, as the case may be.


                                     ARTICLE VI
                                CONDITIONS TO CLOSING

          Section 6.01. Conditions to Obligations of the Corporation. The obligations of the Corporation under this Agreement are subject, in the discretion of the Corporation, to the satisfaction at or prior to the Effective Date of each of the following conditions:

                (a) The representations and warranties made by Bank in
Article III or otherwise in this Agreement shall have been true when made and, except for changes as contemplated herein, shall be true at the Effective Time with the same force and effect as if such representations and warranties were made at and as of the Effective Time and Bank shall have performed or complied in all material respects with all obligations, covenants and conditions required by Articles V and VI and as otherwise required in this Agreement to be performed or complied with by Bank prior to or at the Closing or Effective Time. Bank shall have furnished the Corporation with a certificate, signed by the President of Bank and dated the Effective Date, to the foregoing effect.

               (b) The holders of the requisite percentage of the outstanding shares of Citizens Stock and Bank Stock shall have duly authorized, adopted and approved this Agreement, the Consolidation Agreement and the consummation of the transactions contemplated herein and in the Consolidation Agreement. Bank shall have delivered to M&I a certificate signed by the President of Bank as to the details of the foregoing.

               (c) The Corporation shall have received a certificate, dated the Closing Date, of the President of Bank to the effect that he has read the Registration Statement, and, with respect to the information set forth in the Registration Statement relating to Bank, such Registration Statement, as of its effective date, as of the date of such certificate, and as of the Effective Time, contained no untrue statement of a material fact or omitted to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

                (d) Bank shall have obtained and delivered to the Corporation the Affiliate Agreements of those persons who, in the opinion of counsel to the Corporation, may be deemed to be "affiliates" (as such term is defined in the published rules and regulations under the 1933 Act) of Bank.

               (e)  As of the close of the most recent calendar quarter
(or if the Consolidation shall occur within 20 days following the close of a calendar quarter, then as of the close of the next preceding calendar quarter) the "Bank's Net Earnings" (as hereinafter defined) for (i) the four most recent calendar quarters of Bank on a cumulative basis and (ii) the most recent fiscal year of Bank for which Bank's earnings have been reported as of such date, shall each be not less than $450,000. As used in this Section, the "Bank's Net Earnings" means the net income of Bank for the relevant period(s) determined in accordance with the Regulatory Accounting Standards and generally accepted accounting principles applied on a basis consistent with Bank's financial statements for the years ended December 31, 1992 and 1993, as referenced in Section 3.04 hereof, subject to any subsequent adjustments required to be reported after the Effective Time, whether or not such adjustments have, as yet, been reported, with the following expenses, if any, net of related tax savings and costs, which were reflected in net income for the relevant period(s) added back into net income for the applicable period: (i) investment banking expenses, outside legal fees, outside accounting fees, and printing costs associated with the Consolidation; and
(ii) any other expenses upon which the Corporation and Bank shall mutually agree.

               (f) As of the end of the month last preceding the Effective Time, the total net worth of Bank, prepared in accordance with Regulatory Accounting Standards and generally accepted accounting principles, applied on a basis consistent with its Statements of Changes in Shareholders' Equity as of December 31, 1993, certified by the Cashier of the Bank, shall not be less than $3,500,000.

                (g) Between December 31, 1993 and the Effective Time there shall have been no material adverse change in the financial condition of Bank from that set forth in (i) the financial statements and Call Reports described in Section 3.04 hereof or (ii) the reserve for possible loan and lease losses described in Section 3.05 hereof, and nothing shall have come to the Corporation's attention to lead it to believe that there is or could be a material increase in the loans set forth in the Loan Schedule described in
Section 3.20 hereof. For purposes of this Section 6.01, without limiting additional factors which may be considered material, a material adverse change or material increase in the Loan Schedule shall mean any item, occurrence or event or any series of the same resulting in damage, loss (including unrecognized losses), liability, cost or expense which exceeds, in the aggregate, $250,000, as shall be determined by the Corporation in its sole discretion, but in the exercise of good faith.

               (h) No payment on any indebtedness of Bank will, as a result of the Consolidation be accelerated except those of which Bank has notified the Corporation in writing not less than sixty (60) days prior to the Closing and which acceleration(s) of indebtedness has been accepted by the Corporation in writing prior to the Effective Time.

               (i) As of the close of the month ending not more than thirty (30) days prior to the Effective Time, Bank shall have made such adjustments, charge offs, additions to reserves and other accounting and income tax provisions as the Corporation shall in its sole discretion deem appropriate.

                  (j)The merger provided for in that certain Agreement and Plan of Reorganization between the Corporation and Citizens Bancorp of Delavan, Inc., dated as of the date hereof, of Citizens Bancorp of Delavan, Inc. with and into M&I Interim Corp. shall have been consummated as provided therein and the merger of the Surviving Corporation (as defined therein) with and into the Corporation shall have been consummated as anticipated therein.

          Section 6.02.  Conditions to Obligations of Bank.  The
obligations of Bank under this Agreement and the Consolidation Agreement are subject, in the discretion of Bank, to the satisfaction, at or prior to the Effective Date, of each of the following conditions:

               (a) The representations and warranties made by the Corporation in this Agreement shall have been true when made, and except as may otherwise be contemplated or permitted herein, shall be true as of the Effective Date with the same force and effect as if such representations and warranties were made at and as of the Effective Date, and the Corporation shall have performed or complied with all obligations, covenants and conditions required by this Agreement and the Consolidation Agreement to be performed or complied with by it prior to or at the Closing. Bank shall have been furnished with a certificate, signed by the President of the Corporation and dated the Effective Date, to the foregoing effect.

          Section 6.03. Conditions to Respective Obligations of the Corporation and Bank. The respective obligations of the Corporation and Bank under this Agreement and the Consolidation Agreement are subject to the further conditions that:

               (a) The holders of no more than 5% of the shares of Bank Stock shall, at the Closing Date, be entitled to assert statutory dissenters' appraisal rights under applicable provisions of the Wisconsin Statutes with respect to the Consolidation.

                (b) Bank and the Corporation shall have received letters
(in form and substance satisfactory to the Corporation and its counsel) from Bank shareholders holding 5% or more of Bank Stock representing to the Corporation and Bank that as of the Effective Date, such shareholders have no present plan or intention to dispose of any shares of M&I Stock acquired by reason of the Consolidation.

               (c) The parties hereto shall have received final approval of the transactions contemplated by this Agreement from all appropriate government agencies and authorities, including the Federal Reserve Board, the Commissioner of Banking and the FDIC, without any condition which is not satisfactory to the Corporation, all conditions required to be satisfied prior to the Effective Time imposed by the terms of such approvals shall have been satisfied, and all waiting periods relating to such approvals shall have expired. Such approvals and the transaction contemplated hereby shall not have been contested by any federal or state government authority nor by any other third party by formal proceeding.

               (d) No statute, rule or regulation shall have been enacted in the State of Wisconsin by any governmental or regulatory agency of competent jurisdiction which prevents or restricts consummation of the Consolidation.

                (e) The Registration Statement shall be effective under the 1933 Act prior to the mailing of the Prospectus/Proxy Statement to Bank's shareholders, and at the date of the meeting of shareholders referred to in
Section 6.01 hereof and at all times thereafter to and including the Effective Time, and no stop order suspending the effectiveness thereof shall have been issued during such period and no proceedings for that purpose shall have been instituted or be pending at the Effective Time. All appropriate registrations, permits and consents required by any state securities law (or exemptions therefrom) in connection with this Agreement shall have been obtained and be in effect at the date of the meeting of shareholders and at the Effective Time.

               (f) On the Effective Date there shall not be any litigation, investigation, inquiry or proceeding pending or threatened in or by any court or government agency or authority which might result in an action to restrain, enjoin or prohibit consummation of the transactions contemplated by this Agreement or the Consolidation Agreement, or which might result in divestiture, rescission or damages in connection with such transactions or involving any of the assets, properties, business or opera-tions of Bank which might result in any material adverse change in the financial condition, results of operations, business or prospects of Bank; and each of the parties shall furnish the other with a certificate, dated the Closing Date and signed by the President of Bank and the Corporation respec-tively, to the effect that no such litigation, investigation, inquiry or proceeding is pending, or to the best of his knowledge, threatened against such party.

               (g) All actions, proceedings, instruments and documents required to carry out the transaction contemplated by this Agreement and the Consolidation Agreement or incidental thereto and all other related legal matters (including but not limited to all matters relating to the federal income tax consequences of the Consolidation) shall have been satisfactory to and approved by counsel to each of the parties to this Agreement and such counsel shall have been furnished with certified copies of actions and proceedings and such other documents and instruments as they shall have reasonably requested.


                                ARTICLE VII
                                TERMINATION

          Section 7.01. Reasons for Termination and Abandonment. This Agreement may be terminated and abandoned before the Effective Date, notwithstanding the approval and adoption of this Agreement or the Consolidation Agreement by the shareholders of Bank:

               (a) By mutual consent of the Boards of Directors of Bank and the Corporation;

               (b) By either Bank or the Corporation if the Consolidation is not consummated on or before April 30, 1995;

                (c) By the Corporation if any of the conditions provided for in Sections 6.01 and 6.03 of this Agreement have not been met and have not been waived in writing by the Corporation;

               (d) By Bank, if any of the conditions of Sections 6.02 and 6.03 of this Agreement have not been met and have not been waived in writing by Bank; or

               (e) By Bank, if at the time of such termination there shall be a material adverse change in the consolidated financial condition of the Corporation from that set forth in the Corporation's Balance Sheet included in its Form 10-K for the year ended December 31, 1993.

          Section 7.02. Notice. In the event of termination and abandonment by any party as above provided in this paragraph, written notice shall forthwith be given to the other parties, which notice shall specifically describe the basis for such termination.

          Section 7.03. Effect of Termination. If the Consolidation is not consummated as the result of termination of this Agreement, the Corporation and Bank each shall pay their own fees and expenses incident to the negotiation, preparation and execution of this Agreement, their respective shareholders' meetings and actions and all other acts incidental to, contemplated by or in pursuance of the transactions contemplated by this Agreement, including fees and expenses of their respective counsel, accountants and other experts and advisors and this Agreement shall immediately terminate and neither Bank nor the Corporation shall have any liability under this Agreement for damages or otherwise.


                                    ARTICLE VIII
                                    MISCELLANEOUS

          Section 8.01. Survival of Representations and Warranties. All representations, warranties and covenants in this Agreement shall survive the Closing and any investigation by the parties hereto; provided, however, that no officer, director or shareholder of Bank or the Corporation shall have any liability hereunder except in the case of gross negligence, bad faith or fraud.

          Section 8.02. Notices. Any notice given hereunder shall be in writing and shall be mailed by first class mail, postage prepaid, to the parties at the following addresses:

          If to M&I, then to:

                   Marshall & Ilsley Corporation
                   770 North Water Street
                   Milwaukee, Wisconsin  53201
                   Attention:  M. A. Hatfield, Senior Vice President

                   With a copy to:

                   Mr. James A. Sheriff
                   Godfrey & Kahn, S.C.
                   780 North Water Street
                   Milwaukee, Wisconsin  53202

          If to Bank, then to:

                   Sharon State Bank
                   P.O. Box 504
                   Sharon, Wisconsin  53585
                   Attention:  Mr. Rymund Wurlitzer

                   With a copy to:

                   Mr. Prescott Wurlitzer
                   104 North 5th Street
                   Delavan, Wisconsin  53115


          Section 8.03. Assignment. This Agreement shall be binding upon and inure to the benefit of the parties hereto, their respective successors and assigns, but shall not be assigned by either party without the prior written consent of the other party.

          Section 8.04. Articles and Other Headings. Articles and other headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

          Section 8.05. Entire Agreement. This agreement embodies the entire agreement between the parties and supersedes all prior arrangements, understandings, agreements or covenants between the parties.

          Section 8.06. Governing Law. This Agreement shall be governed by the laws of the State of Wisconsin applicable to contracts made and to be performed therein.

          Section 8.07. Counterparts. This Agreement may be executed in counterparts, each of which when so executed shall be deemed to be an original, and such counterparts shall together constitute but one and the same instrument.

          Section 8.08. Amendment and Modification. Subject to applicable law, this Agreement may be amended, modified and supplemented in any and all respects, at any time before or after the approval of the Consolidation by the shareholders of Bank as contemplated by Section 5.03 hereof, by written agreement of Bank, and the Corporation, but after such approval of the shareholders of Bank, no such amendment, modification or supplement shall reduce or change the form of the consideration being paid pursuant to Sections 2.02 and 2.03 hereof, or change any of the terms and conditions of the Agreement in a manner which materially and adversely affects the rights of Bank's shareholders hereunder without the approval of such shareholders.

             Section 8.09. Expenses. Each party to this Agreement shall pay their own expenses in connection with the transactions contemplated hereby.

                 IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first above written.

                                           MARSHALL & ILSLEY CORPORATION


Attest:                                By:   /s/ M.A. Hatfield
                                             ______________________________
                                             M. A. Hatfield
                                       Its: Senior Vice President
_________________________


                                       SHARON STATE BANK


Attest:                                By:   /s/ Rymund Wurlitzer
                                             ______________________________
                                             Rymund Wurlitzer
                                       Its:  Chairman
_________________________

JAS-M&I SHARON AGR 1
shar-m&i.jas

EXHIBIT A

                           AGREEMENT AND PLAN OF CONSOLIDATION


           THIS AGREEMENT AND PLAN OF CONSOLIDATION dated as of January 12, 1995 between CITIZENS BANK OF DELAVAN, a Wisconsin banking corporation ("Citizens"), and SHARON STATE BANK, a Wisconsin banking corporation (hereinafter separately called "Sharon" or together with Citizens, one of the "Consolidating Banks").

                                       RECITALS

           This Agreement provides for the consolidation of Sharon with and into Citizens pursuant to the provisions of Section 221.25 of the Wisconsin Statutes. The consolidation provided for herein is also described and set forth in that certain Agreement and Plan of Reorganization (the "Reorganization Agreement") dated August 31, 1994, between Sharon and Marshall & Ilsley Corporation ("M&I"), a Wisconsin corporation. Citizens Bancorp of Delavan, Inc. ("Citizens Bancorp"), the parent corporation and sole shareholder of Citizens, also has entered into an Agreement and Plan of Reorganization with M&I, dated August 31, 1994, pursuant to which Citizens Bancorp will merge with and into M&I Interim Corp. and the Surviving Corporation, as defined therein, will merge into M&I. Thereafter, M&I will control Citizens within the meaning of Section 368(c) of the Internal Revenue Code. It is the intent of the Consolidating Banks and M&I that the consolidation provided hereunder shall occur following consummation of M&I's acquisition of control of Citizens, as described above. As of the date hereof, Citizens has outstanding 4,000 shares of common stock, par value $100.00 per share ("Citizens Stock"), all of which are owned by Citizens Bancorp. Sharon has issued and outstanding 1,000 shares of common stock, par value $100.00 per share ("Sharon Stock"). This Agreement has been approved by the Boards of Directors of each Consolidating Bank and will become effective upon its approval by the requisite vote of the shareholders of each Consolidating Bank and upon satisfaction of certain other conditions as hereinafter set forth.

           NOW, THEREFORE, in consideration of the mutual promises and agreements hereafter set forth, the parties hereto agree as follows:

                                ARTICLE I
                  Consolidation of Sharon Into Citizens

           1.1. Consolidation. Upon the terms and subject to the conditions of this Agreement, at the Effective Time (as hereinafter defined), Sharon shall be consolidated with and into Citizens (the "Consolidation") pursuant to the provisions of Section 221.25 of Wisconsin Statutes, and Sharon and Citizens shall become a single banking corporation (the "Consolidated Bank") which shall exist under and by virtue of the banking laws of the State of Wisconsin.

           1.2. Effective Time of Consolidation. The Consolidation shall become effective at the time specified in Section 6.03 of the Reorganization Agreement (the "Effective Time" or the "Effective Date").

            1.3. Consequences of Consolidation. At and as of the Effective Time and as a result of the Consolidation:

                1.31. Continued Existence of Citizens. The corporate identity, existence, purposes, powers, franchises, rights and immunities of Citizens shall continue and be unaffected and unimpaired, except that it is the intent of the parties hereto and M&I that the name of the Consolidated Bank shall be changed to "M&I Bank of Delavan."

                1.32. Effect on Sharon. The corporate identity, existence, purposes, powers, franchises, rights and immunities of Sharon shall be merged with and into Citizens and the Consolidated Bank shall be fully vested therewith. The separate legal existence of Sharon, except as it may be continued by reason of the Wisconsin banking laws, shall cease and the assets and liabilities of Sharon shall thereafter be reported by the Consolidated Bank. The rights, interests and franchises of Sharon in and to every species of property, real, personal and mixed and choices in action thereto belonging, shall be deemed transferred to and vested in the Consolidated Bank without any deed, endorsement or other instrument of transfer and the Consolidated Bank shall take, hold and enjoy the same and all rights of property, franchises and interests in the same manner and to the same extent as were held and enjoyed by Sharon at the time of the Consolidation.

               1.33. Effect on Trust Powers. To the extent that either of the Consolidating Banks is then authorized under the laws of Wisconsin to perform fiduciary services, the Consolidated Bank shall, at the Effective Time, succeed to all rights, obligations, relations and trusts, and the duties and liabilities connected therewith, held by either of the Consolidating Banks, and without further appointment shall act as trustee, executor, administrator or in any other fiduciary capacity in which either of the Consolidating Banks was acting at the Effective Time, and shall execute and perform each and every trust or relation in the same manner as if the Consolidated Bank itself had assumed the trust or relation, including the obligations and lia-bilities connected therewith. The Consolidated Bank shall be entitled to be appointed or to act as trustee or executor or other fiduciary to the same extent and with the same effect as would either Consolidating Bank which, prior to the Effective Time, had been designated as trustee or any other fiduciary in any trust deed or other writing, or has been nominated as executor in any will.

                1.34. Offices. The home office of the Consolidated Bank shall be at 104 N. 5th Street, Delavan, Wisconsin, being the home office of Citizens immediately prior to the Effective Time. All remote paying and receiving facilities, transit facilities, customer bank communications terminals or other facilities operated by either of the Consolidating Banks at and prior to the Effective Date shall continue as facilities of the Consolidated Bank at and after the Effective Date.

               1.35. Charter. From and after the Effective Date, the Charter (Articles of Incorporation) of Citizens as in effect immediately prior to the Effective Date shall continue as the Charter of the Consolidated Bank unless and until further amended or repealed as provided therein or by law.

               1.36. By-Laws. From and after the Effective Date, the By-Laws of Citizens as in effect immediately prior to the Effective Date shall continue as the By-Laws of the Consolidated Bank unless and until further amended or repealed as provided therein or by law.

               1.37. Directors and Officers. The directors and officers of Citizens holding office immediately prior to the Effective Date shall continue from and after the Effective Date as directors and officers of the Consolidated Bank until the election of their respective successors or until their resignation or removal as provided by law or in the Charter or By-Laws of the Consolidated Bank. If on the Effective Date any vacancy shall exist on the Board of Directors or in the officers of Citizens such vacancy may be filled in the manner provided by the By-Laws of the Consolidated Bank.

               1.38. Name of Consolidated Bank. From and after the Effective Date, the name of the Consolidated Bank shall be "M&I Bank of Delavan."

          1.4.  Further Assurances.  If at any time after the Effective
Date the Consolidated Bank shall consider or be advised that any further assignments or assurances in law or any other things are necessary or desirable to carry out the provisions of this Agreement or to vest, perfect or confirm, of record or otherwise, in the Consolidated Bank or its transferees the title to any property or right of either Consolidating Bank acquired or to be acquired by reason of the Consolidation, the officers and directors of either Consolidating Bank in office immediately prior to the Effective Date shall in the name and on behalf of each Consolidating Bank execute and deliver all such proper deeds, assignments and assurances or other documents and do all things necessary and proper to vest, perfect or confirm in the Consolidated Bank or its transferees title to and possession of the properties, rights, privileges, immunities, powers or purposes of each of the Consolidating Banks or to otherwise carry out the purposes of this Agreement and the proper officers and directors of each of the Consolidating Banks are hereby authorized, in the name of either Consolidating Bank or otherwise, to take any and all such action.

                                     ARTICLE II
                   Conversion and Exchange of Securities

          2.1. Manner of Conversion. Subject to the terms and conditions set forth herein and in the Reorganization Agreement, as of the Effective Time, by virtue of the Consolidation, and without any action on the part of any holder of shares of Sharon Stock:

               (a) All shares, if any, of Sharon Stock owned by Sharon shall be cancelled and no M&I Common Stock, $1.00 par value ("M&I Stock") shall be delivered and exchanged therefor.

               (b) Each outstanding share of Sharon Stock as to which shareholders pursuant to Section 221.25 of Wisconsin Statutes have voted against adoption and approval of the Consolidation or given notice in writing at or prior to the taking of such vote that they dissent from the Consolidation and (ii) within 20 days after the date the notice of approval of the Consolidation by the Wisconsin Office of Commissioner of Banking is mailed or delivered to such shareholder, such shareholder notifies Sharon that he or she dissents from the Plan of Consolidation as adopted and approved and desires to withdraw from Sharon, then such shares shall not be converted into M&I Stock hereunder (all such shares of Sharon Stock are hereafter called "Dissenting Shares"). Sharon shall give M&I prompt notice upon receipt by Sharon of any such written objection to the Consolidation by any Sharon stockholder (a "Dissenting Stockholder"). Sharon agrees that prior to the Effective Time it will not, except with prior written consent of the M&I, voluntarily make any payment with respect to, or settle or offer to settle, any such objection. Each Dissenting

     Stockholder who becomes entitled, pursuant to the provisions of Section
      221.25 of Wisconsin Statutes, to payment for his or her Sharon Stock shall receive payment therefor from the Consolidated Bank from funds provided by M&I (but only after the amount thereof shall have been agreed upon or finally determined pursuant to the provisions of the aforesaid statute) and such shares of Sharon Stock shall be cancelled. If any Dissenting Stockholder shall fail to perfect or shall effectively withdraw or lose his right to appraisal of and payment for his shares of Sharon Stock under Section 221.25 of Wisconsin Statutes, his or her shares shall thereupon be converted into M&I Stock in accordance with the provisions of Section (c) herein.

               (c) Each share of Sharon Stock (except shares described in subparagraph (a) hereof and Dissenting Shares) issued and outstanding as of the Effective Time shall by virtue of the Consolidation and without any action on the part of the holder thereof be converted into the right to receive that number of shares of M&I Stock which is equal to the result obtained by dividing 220,000 by the number of issued and outstanding shares of Sharon Stock at the Effective Time, and rounding such result (if not a whole number) to the nearest hundredth of a percentage.

               (d) The Exchange Agent shall send a notice in transmittal form to each holder of a certificate which represents shares of Sharon Stock prior to the Consolidation and which has not theretofore been submitted to the Exchange Agent, advising such holder of the terms of the exchange effected by the Consolidation and the procedure for surrendering to the Exchange Agent such certificate for exchange into one or more certificates evidencing shares of M&I Stock. Until so surrendered, each outstanding certificate which prior to the Effective Time represented shares of Sharon Stock will be deemed for all purposes to evidence the right to receive ownership of the number of full shares of M&I Stock into which such shares of Sharon Stock were converted; provided, however, that until such certificates are so surrendered, no dividend payable to holders of record of shares of M&I Stock as of any date subsequent to the Effective Time shall be paid to the holder(s) of such certificates in respect of M&I Stock represented thereby. Upon surrender of certificates for Sharon Stock which have been converted into shares of M&I Stock, there shall be paid (without interest) to the record holder of the certificates for M&I Stock issued and exchanged therefor (i) on or as soon as practicable after such date of surrender, the amount of dividends which as of any date subsequent to the Effective Time became payable and were not paid to such holder with respect to such shares of M&I Stock and

     (ii) on the appropriate payment date occurring subsequent to the date of surrender, the amount of such dividends, if the record date in respect thereof occurred after the Effective Time but prior to the date of surrender.

               (e) No certificates or script representing fractional shares of M&I Stock shall be issued upon surrender for exchange of certificates; no dividend or distribution with respect to M&I Stock shall be payable on or with respect to any fractional share, and such fractional share's interest shall not entitle the owner thereof to vote or to any other rights of a stockholder of M&I. In lieu of any such fractional share, M&I shall pay to each former Sharon stockholder who otherwise would be entitled to receive a fractional share of M&I Stock an amount in cash determined by multiplying (i) the closing sales price of M&I Stock as reported in the Midwest Edition of the Wall Street Journal on the Effective Date, by (ii) the fraction of a share of M&I Stock to which such holder would otherwise be entitled.

           2.2. Further Powers. The Board of Directors of M&I shall have the right, either before or after the Effective Date, to adopt additional rules and regulations with respect to the surrender of Sharon Certificates and disbursements with respect thereto not inconsistent with the provisions of this Agreement.

          2.3. No Additional Shares Issued. No shares of capital stock of the Consolidated Bank shall be issued in connection with the Consolidation.

                            ARTICLE III
                            Conditions

          3.1.  Conditions to Consolidation.  Effectuation of the
Consolidation herein provided is conditioned upon fulfillment or waiver of all conditions set forth in the Reorganization Agreement.

                           ARTICLE IV
                   Termination, Amendment, Waiver

          4.1. Termination. This Consolidation Agreement may be terminated in the manner set forth in Article VII of the Reorganization Agreement and may be amended in the manner set forth in Article VIII of the Reorganization Agreement.

                             ARTICLE V
                           Miscellaneous

          5.1. Necessary Action; Best Efforts. From and after the date hereof each of the parties hereto covenants and agrees to use its best efforts to consummate the transactions contemplated hereby and to obtain all requisite third party consents and approvals.

          5.2. Notices. All notices or other communications required or permitted to be given under this Agreement shall be in writing and personally delivered in a manner sufficient for the service of legal process under the laws of Wisconsin or sent by first class mail, postage prepaid, to the parties hereto at their respective addresses as set forth on the signature pages hereof or to such changed address as a party may designate by notice duly given. Copies of all such notices shall be delivered or mailed to Marshall & Ilsley Corporation, 770 North Water Street, Milwaukee, Wisconsin 53202, Attention: M. A. Hatfield, Secretary, or to such other address as M&I may hereafter designate by notice given to both of the Consolidating Banks.

           5.3. Binding Effect; No Third Party Action. This Agreement shall be binding upon and inure to the benefit of the Consolidating Banks parties hereto and no shareholder or creditor of a party or any other person shall have any right to enforce or maintain any action under this Agreement or by reason hereof.

             5.4 Defined Terms. All capitalized terms not otherwise defined herein shall be defined as in the Reorganization Agreement.

                 IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

                                       CITIZENS BANK OF DELAVAN
Attest:

                                By:  /s/ Rymund Wurlitzer
__________________________           _______________________________
                                     Rymund Wurlitzer, Chairman
                                     104 N. 5th St., P.O. Box 307
                                     Delavan, WI  53115


                                       SHARON STATE BANK
Attest:

                                By:  /s/ Rymund Wurlitzer
__________________________           _______________________________
                                     Rymund Wurlitzer, Chairman
                                     P.O. Box 504
                                     Sharon, Wisconsin  53585


JAS-M&I DELAVAN-SHARON CONSOLID
sharcons.jas-1/11/95

                                                                     EXHIBIT B
                           AFFILIATE LETTER







- ---------------------
- ---------------------
- ---------------------
- ---------------------

Gentlemen:

             I have been advised that as of the date of this letter I may be deemed to be an "affiliate" of the Sharon State Bank, a Wisconsin state bank (the "Bank"), as the term "affiliate" is (i) defined for purposes of paragraphs (c) and (d) of Rule 145 of the Rules and Regulations (the "Rules and Regulations") of the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended (the "Act"), and/or (ii) used in and for purposes of Accounting Series, Releases 130 and 135, as amended, of the Commission. Pursuant to the terms of the Agreement and Plan of Reorganization dated as of ______________, 1994 (the "Agreement"), between Marshall & Ilsley Corporation, a Wisconsin corporation (the "Corporation"), and the Bank, the Bank will be merged with and into the Citizens Bank of Delavan, following the Corporation's acquisition of the Citizens Bank of Delavan (the "Merger").
             As a result of the Merger, I may receive shares of Corporation common stock par value $1.00 per share (the "Corporation Securities"). I would receive such shares in exchange of shares owned by me of Bank common stock, par value $______ per share (the "Bank Securities").

             I represent, warrant and covenant to the Corporation that in the event I receive any Corporation Securities as a result of the Merger:

                 A. I shall not make any sale, transfer or other disposition of the Corporation Securities in violation of the Act or the Rules and Regulations.

                 B. I have carefully read this letter and the Agreement and discussed its requirements and other applicable limitations upon my ability to sell, transfer or otherwise dispose of Corporation Securities to the extent I felt necessary, with my counsel or counsel for the Bank.

                 C. I have been advised that the issuance of Corporation Securities to me pursuant to the Merger has been registered with the Commission under the Act on a Registration Statement on Form S-4. However, I have also been advised that, since at the time the Merger was submitted for a vote of the stockholders of the Bank, I may be deemed to have been an affiliate of the Bank, and since the distribu-tion by me of the Corporation Securities has not been registered under the Act, and that I may not sell, transfer or otherwise dispose of Corporation Securities issued to me in the Merger unless (i) such sale, transfer or other disposition has been registered under the Act, (ii) such sale, transfer or other disposition is made in conformity with the volume and other limitations of Rule 145 promulgated by the Commission under the Act, or (iii) in the opinion of counsel reasonably acceptable to the Corporation, such sale, transfer or other disposition is otherwise exempt from registration under the Act.

                 D. I understand that the Corporation is under no obligation to register the sale, transfer or other disposition of the Corporation Securities by me or on my behalf under the Act or to take any other action necessary in order to make compliance with an exemption from such registration available.

                 E. I also understand that stop transfer instructions will be given to the Corporation's transfer agents with respect to the Corporation Securities and that there will be placed on the certificates for the Corporation Securities issues to me, or any substitutions therefor, a legend stating in substance:

     "THE SHARES REPRESENTED BY THIS CERTIFICATE WERE ISSUED IN A
      TRANSACTION TO WHICH RULE 145 PROMULGATED UNDER THE SECURITIES ACT OF 1933 APPLIES. THE SHARES REPRESENTED BY THIS CERTIFICATE MAY ONLY BE TRANSFERRED IN ACCORDANCE WITH THE TERMS OF AN AGREEMENT DATED _________________ BETWEEN THE REGISTERED HOLDER HEREOF AND THE CORPORATION, A COPY OF WHICH AGREEMENT IS ON FILE AT THE PRINCIPAL OFFICES OF THE CORPORATION."

                 F. I also understand that unless the transfer by me of my Corporation Securities has been registered under the Act or is a sale made in conformity with the provisions of Rule 145, the Corporation reserves the right to put the following legend on the certificates issued to my transferee:

     "THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED
      UNDER THE SECURITIES ACT OF 1933 AND WERE ACQUIRED FROM A PERSON WHO RECEIVED SUCH SHARES IN A TRANSACTION TO WHICH RULE 145 PROMULGATED UNDER THE SECURITIES ACT OF 1933 APPLIES. THE SHARES HAVE BEEN ACQUIRED BY THE HOLDER NOT WITH A VIEW TO, OR FOR RESALE IN CONNECTION WITH, ANY DISTRIBUTION THEREOF WITHIN THE MEANING OF SECURITIES ACT OF 1933 AND MAY NOT BE SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT IN ACCORDANCE WITH AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT OF 1933."

             It is understood and agreed that the legends set forth in paragraph E and F above shall be removed by delivery of substitute certificates without such legend as soon as the Rule 145 resale restrictions cease to apply thereto under Rule 145(d), or if the undersigned shall have delivered to the Corporation a copy of a letter from the staff of the Commission, or an opinion of counsel in form and substance reasonably satisfactory to the Corporation, to the effect that such legend is not required for purposes of the Act.

                                       Very truly yours,



                                       ______________________________
                                       Name:


Accepted this _____ day of
_________________, 1994, by
CORPORATION



By:____________________________

Name:__________________________
Title:_________________________

                                                                    APPENDIX B

                           WISCONSIN STATUTES SECTION 221.25

      221.25. Consolidation of banks. (1) Any 2 or more banks may, with the approval of the commissioner of banking, consolidate into one bank under the charter of either existing bank on such terms and conditions as may be lawfully agreed upon by a majority of the board of directors of each bank proposing to consolidate and be ratified and confirmed by the affirmative vote of the stockholders of each such bank owning at least two-thirds of its capital stock outstanding and at least two-thirds of any outstanding preferred stock having voting rights, at a meeting to be held on call of the directors, after sending notice of the time, place and object of the meeting to each shareholder of record by registered mail at least 30 days prior to said meeting; provided that the capital stock of such consolidated bank shall not be less than that required under existing law for the organization of a state bank in the place in which it is located. When such consolidation is approved by the commissioner, any shareholder of either of the banks so consolidated who has not voted for such consolidation shall be given notice of the approval by the bank in which the shareholder holds an interest and of the shareholder's right to receive the appraised value for the shareholder's shares. If within 20 days after the date that notice of approval is mailed or delivered to a shareholder the shareholder notifies the directors of the bank in which the shareholder is interested that the shareholder dissents from the plan of consolidation as adopted and approved and desires to withdraw from such bank, the shareholder shall be entitled to receive in cash the value of the shares so held by the shareholder, to be ascertained by an appraisal made by a committee of 3 persons, one to be selected by the shareholders, one by the directors, and the 3rd by the 2 so chosen; the expense of such appraisal shall be borne by the bank; and in case the value so fixed shall not be satisfactory to the shareholder he or she may within 5 days after being notified of the appraisal appeal to the commissioner, who shall cause a reappraisal to be made by an appraiser or appraisers to be named by said commissioner, which appraisal shall be final and binding, and if said reappraisal shall exceed the value fixed by said committee the bank shall pay the expense of reappraisal, otherwise the shareholder shall pay said expense, and the value so ascertained and determined shall be deemed to be a debt due and be forthwith paid to said shareholder from said bank, and the share or shares so paid shall be surrendered and after such notice as the board of directors may provide, be sold at public auction within 30 days after the final appraisement provided for by this section.

      (2) The bank or banks consolidating with another bank under sub. (1) shall not be required to go into liquidation but their assets and liabilities shall be reported by the bank with which they have consolidated; and all the rights, franchises and interests of said banks so consolidated in and to every species of property, personal and mixed, and choses in action thereto belonging, shall be deemed to be transferred to and vested in such bank into which it is consolidated without any deed or other transfer, and the said consolidated bank shall hold and enjoy the same and all rights of property, franchises and interests in the same manner and to the same extent as was held and enjoyed by the bank or banks so consolidated therewith.

      (3) The commissioner may after consultation with the banking review board make recommendations to any bank or trust company within this state as to advisability of consolidation with other banks and may make recommendations as to terms for consolidation or merger of banks in order to avoid a condition of oversupply of banks in any community or area of the state. The commissioner may also, if requested so to do, act as mediator or arbitrator to fix any of the terms of any such consolidation or merger. It shall be within the power of the board of directors of any bank or trust company organized under the laws of this state to appropriate a reasonable amount from the assets of the bank toward assisting in bringing about a consolidation or merger of banks or to aid in reorganization or in avoiding the closing of a bank where such action is deemed to be in the interests of safe banking and the maintenance of credit and banking facilities in the county in which such bank is located.

      (4) Application for approval of a consolidation under sub. (1) shall be made on a form prescribed by the commissioner. The application shall be accompanied by a fee of $5,000, except that if more than 3 banks are to be consolidated the fee is $5,000 plus $1,000 for each bank after the 3rd bank.


PMK-Sharon State Bank Proxy Statement
SharProx.PMK
2/23/95

                                PART II

                   INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.  Indemnification of Directors and Officers.

     Section 180.0851 of the Wisconsin Business Corporation Law (the "WBCL") requires Marshall & Ilsley Corporation ("M&I") to indemnify a director or officer, to the extent such person is successful on the merits or otherwise in the defense of a proceeding, for all reasonable expenses incurred in the proceeding, if such person was a party to such proceeding because he or she was a director or officer of M&I unless it is determined that he or she breached or failed to perform a duty owed to M&I and such breach or failure to perform constitutes: (i) a willful failure to deal fairly with M&I or its shareholders in connection with a matter in which the director or officer has a material conflict of interest; (ii) a violation of criminal law, unless the director or officer had reasonable cause to believe his or her conduct was lawful or no reasonable cause to believe his or her conduct was unlawful;
(iii) a transaction from which the director or officer derived an improper personal profit; or (iv) willful misconduct.

     Section 180.0858 of the WBCL provides that subject to certain limitations, the mandatory indemnification provisions do not preclude any additional right to indemnification or allowance of expenses that a director or officer may have under M&I's Articles of Incorporation or Bylaws, a written agreement between the director or officer and M&I, or a resolution of the Board of Directors or the shareholders.

     Unless otherwise provided in the articles of incorporation or bylaws, or by written agreement between the director or officer and M&I, an officer or director seeking indemnification is entitled to indemnification if approved in any of the following manners as specified in Section 180.0855 of the WBCL: (i) by majority vote of a disinterested quorum of the Board of
Directors: (ii) by independent legal counsel chosen by a quorum of disinterested directors or its committee; (iii) by a panel of three arbitrators (one of which is chosen by a quorum of disinterested directors);
(iv) by the vote of the shareholders; (v) by a court; or (vi) by any other method permitted in Section 180.0858 of the WBCL.

     Reasonable expenses incurred by a director or officer who is a party to a proceeding may be reimbursed by M&I, pursuant to Section 180.0853 of the WBCL, at such time as the director or officer furnishes to M&I written affirmation of his good faith that he has not breached or failed to perform his duties; and written confirmation to repay any amounts advanced if it is determined that indemnification by M&I is not required.

     Section 180.0859 of the WBCL provides that it is the public policy of the State of Wisconsin to require or permit indemnification, allowance of expenses and insurance to the extent required or permitted under Sections
180.0850 to 180.0858 of the WBCL for any liability incurred in connection with any proceeding involving a federal or state statute, rule or regulation regulating the offer, sale or purchase of securities.

     As permitted by Section 180.0858, M&I has adopted indemnification provisions in its By-Laws which closely track the statutory indemnification provisions with certain exceptions. In particular, Section 7.1 of M&I's By-Laws, among other items, provides that (i) an individual shall be indemnified unless it is proven by a final judicial adjudication that indemnification is prohibited and (ii) payment or reimbursement of expenses, subject to certain limitations, will be mandatory rather than permissive. M&I has purchased directors' and officers' liability insurance which has coverage limits of $40 million per occurrence and insures M&I's officers and directors against certain liabilities which may arise under the Securities Act of 1933.

Item 21.  Exhibits and Financial Statement Schedules.

a.    Exhibits

Exhibit No.
- -----------

     2 Agreement and Plan of Reorganization dated as of August 31, 1994, by and between Marshall & Ilsley Corporation and Sharon State Bank (incorporated by reference to Appendix A to the Prospectus/Proxy Statement included as part of this Registration Statement)

     5    Opinion of Godfrey & Kahn, S.C. regarding legality

     8    Opinion of Godfrey & Kahn, S.C. regarding tax matters

    23.1  Consent of Arthur Andersen LLP (relating to M&I)

    23.2  Consent of Arthur Andersen LLP (relating to Sharon Bank)

    23.3  Consent of Godfrey & Kahn, S.C. (contained in Exhibits 5 and 8)

    24    Powers of Attorney for the Directors of Marshall & Ilsley
          Corporation

    99    Form of Sharon State Bank Proxy

b.  Financial Statement Schedules

      No financial statement schedules are required to be filed herewith pursuant to Item 21(b) or (c) of this Form S-4.

Item 22.  Undertakings.

             (1) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

             (2) The undersigned Registrant hereby undertakes as follows: prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

             (3) The Registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (2) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

             (4) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions referred to in Item 20 of this registration statement, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

             (5) The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the Prospectus/Proxy Statement pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

             (6) The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Milwaukee, State of Wisconsin, on February 28, 1995.

                                             MARSHALL & ILSLEY CORPORATION
                                                    (Registrant)


                                             By:  /s/ J.B. Wigdale
                                                 ------------------------------
                                                 J.B. Wigdale
                                                 Chairman of the Board

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dated indicated:



/s/ J.B. Wigdale                                    Date: February 28, 1995
- --------------------------------------------------
J.B. Wigdale,
Chairman of the Board and a Director
 (Chief Executive Officer)



/s/ G.H. Gunnlaugsson                               Date: February 28, 1995
- -----------------------------------------------
G.H. Gunnlaugsson,
Executive Vice President and a Director
 (Chief Financial Officer)



/s/ P.R. Justiliano                                 Date: February 28, 1995
- ----------------------------------------------------
P.R. Justiliano
Senior Vice President and Corporate Controller
 (Principal Accounting Officer)

Directors:  Richard A. Abdoo, Oscar C. Boldt, J.P. Bolduc, Wendell F. Bueche,
            J.F. Chait, Glenn A. Francke, G.H. Gunnlaugsson, Burleigh E. Jacobs, Jack F. Kellner, James F. Kress, D.J. Kuester, Edward L. Meyer, Jr., Don R. O'Hare, San W. Orr, Jr., Peter M. Platten, III, J.A. Puelicher, Stuart W. Tisdale, J.B. Wigdale, James O. Wright and Gus A. Zuehlke.



/s/ M.A. Hatfield                                   Date: February 28, 1995
- -------------------------------------------------
M.A. Hatfield
As Attorney-in-Fact*

* Pursuant to authority granted by powers of attorney, copies of which are filed herewith.

                                EXHIBIT INDEX

Exhibit
Number                          Description
- -------                         -----------

 2 Agreement and Plan of Reorganization dated as of August 31, 1994, by and between Marshall & Ilsley Corporation and Sharon State Bank (incorporated by reference to Appendix A to the Prospectus/Proxy
     Statement included as part of this Registration Statement).. . . . . .*

 5   Opinion of Godfrey & Kahn, S.C. regarding legality . . . . . . . . . .

 8   Opinion of Godfrey & Kahn, S.C. regarding tax matters. . . . . . . . .

23.1 Consent of Arthur Andersen LLP (relating to M&I) . . . . . . . . . . .

23.2 Consent of Arthur Andersen LLP (relating to Sharon Bank) . . . . . . .

23.3 Consent of Godfrey & Kahn, S.C. (contained in Exhibits 5 and 8). . . .

24   Powers of Attorney for the Directors of Marshall & Ilsley Corporation.

99   Form of Sharon State Bank Proxy. . . . . . . . . . . . . . . . . . . .

- --------------
 *   Incorporated by reference as noted.





PMK-Sharon State Bank Proxy Statement
SharProx.PMK
2/23/95